As filed with the Securities and Exchange Commission on February 18, 2011
1933 Act Registration No. 333-______
1940 Act Registration No. 811-08517

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 / /

AMENDMENT NO. 262 /X/

Lincoln Life Variable Annuity Account N
(Exact Name of Registrant)

Lincoln InvestmentSolutionsSM

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
(Name of Depositor)
1300 South Clinton Street
Post Office Box 1110
Fort Wayne, Indiana 46801
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, Including Area Code: (260) 455-2000

Nicole S. Jones, Esquire
The Lincoln National Life Insurance Company
1300 South Clinton Street
Post Office Box 1110
Fort Wayne, IN 46801
(Name and Address of Agent for Service)

Copy to:
Mary Jo Ardington, Esquire
The Lincoln National Life Insurance Company
1300 South Clinton Street
Post Office Box 1110
Fort Wayne, IN 46801

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration Statement.

Title of Securities being registered: Interests in a separate account under individual flexible payment deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.

Lincoln InvestmentSolutionsSM

Lincoln Life Variable Annuity Account N

Individual Variable Annuity Contracts

Home Office:

The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802
www.LincolnFinancial.com
1-888-868-2583

This prospectus describes an individual flexible premium deferred variable annuity contract that is issued by The Lincoln National Life Insurance Company (Lincoln Life). This prospectus is primarily for use with nonqualified plans and qualified retirement plans under Sections 408 (IRAs) and 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. Qualified retirement plans already provide for tax deferral. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. The contract is designed to accumulate contract value and to provide retirement income that you cannot outlive or for an agreed upon time. These benefits may be a variable or fixed amount, if available, or a combination of both. If you die before the annuity commencement date, we will pay your beneficiary a death benefit. In the alternative, you generally may choose to receive a death benefit upon the death of the annuitant.

The minimum initial purchase payment for the contract is $10,000. Additional purchase payments may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually.

Except as noted below, you choose whether your contract value accumulates on a variable or a fixed (guaranteed) basis or both. Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting purchase payments or transfers into the fixed side of the contract at any time. If any portion of your contract value is in the fixed account, we promise to pay you your principal and a minimum interest rate. For the life of your contract or during certain periods, we may impose restrictions on the fixed account. Also, an interest adjustment may be applied to any withdrawal, surrender or transfer from the fixed account before the expi- ration date of a guaranteed period.

You should carefully consider whether or not this contract is the best product for you.

All purchase payments for benefits on a variable basis will be placed in Lincoln Life Variable Annuity Account N (variable annuity account [VAA]). The VAA is a segregated investment account of Lincoln Life. You take all the investment risk on the contract value and the retirement income for amounts placed into one or more of the contract's variable options. If the subaccounts you select make money, your contract value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the subaccounts you select. We do not guarantee how any of the variable options or their funds will perform. Also, neither the

U.S. Government nor any federal agency insures or guarantees your investment in the contract. The contracts are not bank deposits and are not endorsed by any bank or government agency.

The available funds are listed below:

BlackRock Variable Series Funds, Inc:	Lincoln Variable Insurance Products Trust (Standard Class):
BlackRock Global Allocation V.I. Fund	LVIP Baron Growth Opportunities Fund
Delaware VIP ® Trust (Standard Class):	LVIP BlackRock Inflation Protected Bond Fund
Delaware VIP ® Diversified Income Series	LVIP Capital Growth Fund
Delaware VIP ® Limited-Term Diversified Income Series	LVIP Cohen & Steers Global Real Estate Fund
DWS Variable Series II (Class A):	LVIP Columbia Value Opportunities Fund
DWS Alternative Asset Allocation Plus VIP Portfolio	LVIP Delaware Bond Fund
Fidelity ® Variable Insurance Products (Initial Class):	LVIP Delaware Diversified Floating Rate Fund
Fidelity ® VIP Contrafund ® Portfolio	LVIP Delaware Social Awareness Fund
Fidelity ® VIP Mid Cap Portfolio	LVIP Delaware Special Opportunities Fund
LVIP Dimensional Non-US Equity Fund
LVIP Dimensional U.S. Equity Fund
LVIP Global Income Fund
LVIP Janus Capital Appreciation Fund
LVIP JP Morgan High Yield Fund
LVIP MFS International Growth Fund
LVIP MFS Value Fund
LVIP Mid-Cap Value Fund

LVIP Mondrian International Value Fund
LVIP Money Market Fund
LVIP SSgA Bond Index Fund
LVIP SSgA Conservative Index Allocation Fund
LVIP SSgA Conservative Structured Allocation Fund
LVIP SSgA Developed International 150 Fund
LVIP SSgA Emerging Markets 100 Fund
LVIP SSgA Global Tactical Allocation Fund
LVIP SSgA International Index Fund
LVIP SSgA Large Cap 100 Fund
LVIP SSgA Moderate Index Allocation Fund
LVIP SSgA Moderate Structured Allocation Fund
LVIP SSgA Moderately Aggressive Index Allocation Fund
LVIP SSgA Moderately Aggressive Structured Allocation Fund
LVIP SSgA S&P 500 Index Fund*
LVIP SSgA Small-Cap Index Fund
LVIP SSgA Small-Mid Cap 200 Fund
LVIP T. Rowe Price Growth Stock Fund
LVIP T. Rowe Price Structured Mid-Cap Growth Fund
LVIP Templeton Growth Fund
LVIP Total Bond Fund
LVIP Turner Mid-Cap Growth Fund
LVIP Vanguard International Equity ETF Fund
LVIP Vanguard Domestic Equity ETF Fund
LVIP Wells Fargo Intrinsic Value Fund
LVIP Wilshire Conservative Profile Fund
LVIP Wilshire Moderate Profile Fund
LVIP Wilshire Moderately Aggressive Profile Fund

PIMCO Variable Insurance Trust (Advisor Class):
PIMCO VIT CommodityRealReturn ® Strategy Portfolio

*"S&P 500" is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product. (Please see the Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P.)

This prospectus gives you information about the contracts that you should know before you decide to buy a contract and make pur- chase payments. You should also review the prospectuses for the funds that accompany this prospectus, and keep all prospectuses for future reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

More information about the contracts is in the current Statement of Additional Information (SAI), dated the same date as this prospec- tus. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, write: The Lincoln National Life Insurance Company, PO Box 2348, Fort Wayne, IN 46801-2348, or call 1-888-868-2583. The SAI and other information about Lincoln Life and the VAA are also available on the SEC's website (http://www.sec.gov). There is a table of contents for the SAI on the last page of this prospectus.

_______, 2011

Special Terms

In this prospectus, the following terms have the indicated meanings:

4LATER ® Advantage or 4LATER ® - An option that provides an Income Base during the accumulation period, which can be used to establish a Guaranteed Income Benefit with i4LIFE ® Advantage in the future.

Account or variable annuity account (VAA) - The segregated investment account, Account N, into which we set aside and invest the assets for the variable side of the contract offered in this prospectus.

Account Value - Under i4LIFE ® Advantage, the initial Account Value is the contract value on the valuation date that i4LIFE ® Advantage is effective, less any applicable premium taxes. Dur- ing the Access Period, the Account Value equals the initial Account Value plus investment gains minus losses, regular income payments, Guaranteed Income Benefit payments, and withdrawals.

Accumulation unit - A measure used to calculate contract value for the variable side of the contract before the annuity commencement date and to calculate the i4LIFE ® Advantage Account Value during the Access Period.

Annuitant - The person upon whose life the annuity benefit payments are based, and upon whose life a death benefit may be paid.

Annuity commencement date - The valuation date when funds are withdrawn or converted into annuity units or fixed dollar payout for payment of retirement income benefits under the annuity payout option you select.

Annuity payout - An amount paid at regular intervals after the annuity commencement date under one of several options available to the annuitant and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.

Annuity unit - A measure used to calculate the amount of annuity payouts for the variable side of the contract after the annuity commencement date. See Annuity Payouts.

Beneficiary - The person you choose to receive any death benefit paid if you die before the annuity commencement date.

Contractowner (you, your, owner) - The person who can exer- cise the rights within the contract (decides on investment allo- cations, transfers, payout option, designates the beneficiary, etc.). Usually, but not always, the contractowner is the annui- tant.

Contract value (may be referenced to as account value in mar- keting materials) - At a given time before the annuity com- mencement date, the total value of all accumulation units for a contract plus the value of the fixed side of the contract, if any.

Contract year - Each one-year period starting with the effec- tive date of the contract and starting with each contract anniver- sary after that.

Death benefit - Before the annuity commencement date, the amount payable to your designated beneficiary if the contractowner dies or, if selected, to the contractowner if the annuitant dies. See The Contracts - Death Benefit for a description of the various death benefit options.

Good Order - The actual receipt at our Home Office of the requested transaction in writing or by other means we accept, along with all information and supporting legal documentation necessary to effect the transaction. The forms we provide will identify the necessary documentation. We may, in our sole dis- cretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.

Guaranteed Income Benefit - An option that provides a guar- anteed minimum payout floor for the i4LIFE ® Advantage regular income payments. The calculation of the Guaranteed Income Benefit or the features applicable to the Guaranteed Income Benefit may vary based on the rider provisions applicable to certain contractowners.

i4LIFE ® Advantage - An income program which combines periodic variable lifetime income payments with the ability to make withdrawals during a defined period.

Lincoln Life (we, us, our) - The Lincoln National Life Insur- ance Company.

Lincoln Lifetime IncomeSM Advantage 2.0 – Provides mini- mum guaranteed lifetime periodic withdrawals that may increase based on automatic enhancements and age-based increases to the withdrawal amount.

Lincoln SmartSecurity ® Advantage – Provides minimum guar- anteed periodic withdrawals for life, regardless of the invest- ment performance of the contract and provided certain condi- tions are met, that may increase due to subsequent purchase payments and step-ups.

Living Benefit – A general reference to certain riders that may be available for purchase that provide some type of a minimum guarantee while you are alive. These riders are the Lincoln SmartSecurity ® Advantage, Lincoln Lifetime IncomeSM Advan- tage 2.0, 4LATER ® Advantage, and i4LIFE ® Advantage (with or without the Guaranteed Income Benefit). If you select a Living Benefit rider, excess withdrawals may have adverse effects on the benefit, and you may be subject to Investment Require- ments.

Purchase payments - Amounts paid into the contract.

Subaccount - The portion of the VAA that reflects investments in accumulation and annuity units of a class of a particular fund available under the contracts. There is a separate subaccount which corresponds to each class of a fund.

Valuation date - Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation period - The period starting at the close of trading (currently 4:00 p.m. New York time) on each day that the NYSE is open for trading (valuation date) and ending at the close of such trading on the next valuation date.

Expense Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options, and/or (if available) the fixed account. State premium taxes may also be deducted.

We also may apply an interest adjustment to amounts being withdrawn, surrendered or transferred from a guaranteed period account (except for dollar cost averaging and regular income payments under i4LIFE ® Advantage). See Fixed Side of the Contract.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses or rider charges.

Periodic Charges (Other Than Fund Expenses or Rider Charges):
Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts):1
Account Value Death Benefit
Mortality and Expense Risk Charge	0.50%
Administrative Charge	0.10%
Total Separate Account Expenses	0.60%
Guarantee of Principal Death Benefit
Mortality and Expense Risk Charge	0.55%
Administrative Charge	0.10%
Total Separate Account Expenses	0.65%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
Mortality and Expense Risk Charge	0.80%
Administrative Charge	0.10%
Total Separate Account Expenses	0.90%
Estate Enhancement Benefit (EEB)
Mortality and Expense Risk Charge	1.00%
Administrative Charge	0.10%
Total Separate Account Expenses	1.10%

1 The mortality and expense risk charge and administrative charge together are 1.10% on and after the Annuity Commencement Date.

The following table describes the additional fees and expenses that you will pay periodically during the time that you own the contract if you purchase an optional rider other than i4LIFE ® Advantage. (Only one rider may be purchased at a time.)

Periodic Optional Rider Charges – Other Than i4LIFE ® Advantage:	Single Life	Joint Life
Lincoln Lifetime IncomeSM Advantage 2.0:1
Guaranteed Maximum Charge	2.00%	2.00%
Current Charge	1.05%	1.25%
Lincoln SmartSecurity ® Advantage:2
Guaranteed Maximum Charge	1.50%	1.50%
Current Charge	0.65%	0.80%
4LATER ® Advantage:3
Guaranteed Maximum Charge	1.50%	N/A
Current Charge	0.65%
Lincoln SmartIncomeSM Inflation4
Maximum Unscheduled Payment Charge	7.00%	N/A

1
As an annualized percentage of the Income Base (initial purchase payment or contract value at the time of election), as increased for subsequent purchase payments, Automatic Annual Step-ups, 5% Enhancements and decreased by Excess Withdrawals. This charge is deducted from the contract value on a quarterly basis.

2
As an annualized percentage of the Guaranteed Amount (initial purchase payment or contract value at the time of election), as increased for subsequent purchase payments and step-ups and decreased for withdrawals. This charge is deducted from the contract value on a quarterly basis.

3
As an annualized percentage of the Income Base (initial purchase payment or contract value at the time of election), as increased for subsequent purchase payments, automatic 15% Enhancements, and resets and decreases for withdrawals. This charge is deducted from the subaccounts on a quarterly basis.

4
As a percentage of the Unscheduled Payment. There is not charge for this rider unless Unscheduled Payments are taken. The Unscheduled Payment charge percentage is reduced over a 7-year period at the following rates: 7%, 7%, 7%, 6%, 5%, 4%, 3%. This charge is assessed only on and after the Annuity Commencement Date.

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract if you purchase i4LIFE ® Advantage. The fees and expenses set forth below replace the separate account annual expense described above.

1) If you had not previously purchased Lincoln Lifetime IncomeSM Advantage 2.0 and you have not also purchased the 4LATER ® Advantage Guaranteed Income Benefit:

Periodic Optional Rider Charges – i4LIFE ® Advantage Without Guaranteed Income Benefit (version 4):*
Account Value Death Benefit		1.00%
Guarantee of Principal Death Benefit		1.05%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)		1.30%
*As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the periodic income commencement date.
During the Lifetime Income Period, the charge will be 1.00%.
Periodic Optional Rider Charges – i4LIFE ® Advantage With Guaranteed Income Benefit (version 4):*
	Single Life	Joint Life
Account Value Death Benefit
Guaranteed Maximum Charge	3.00%	3.00%
Current Charge	1.65%	1.85%
Guarantee of Principal Death Benefit
Guaranteed Maximum Charge	3.05%	3.05%
Current Charge	1.70%	1.90%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
Guaranteed Maximum Charge	3.30%	3.30%
Current Charge	1.95%	2.15%
*As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the periodic income commencement date.

2) If you dropped Lincoln Lifetime IncomeSM Advantage 2.0 to purchase i4LIFE ® Advantage and you have not also purchased the 4LATER ® Advantage Guaranteed Income Benefit:

Periodic Optional Rider Charges – i4LIFE ® Advantage With Guar-
anteed Income Benefit (version 4):
Account Value Death Benefit plus
Guaranteed Maximum Charge**	0.60%* plus
the guaranteed maximum charge of 2.00% for Lincoln Lifetime IncomeSM
Advantage 2.0
Current Charge**	1.05% Single Life
1.25% Joint Life
Guarantee of Principal Death Benefit plus
Guaranteed Maximum Charge**	0.65%* plus
the guaranteed maximum charge of 2.00% for Lincoln Lifetime IncomeSM
Advantage 2.0
Current Charge**	1.05% Single Life
1.25% Joint Life
Enhanced Guaranteed Minimum Death Benefit
(EGMDB) plus
Guaranteed Maximum Charge**	0.90%* plus
the guaranteed maximum charge of 2.00% for Lincoln Lifetime IncomeSM
Advantage 2.0
Current Charge**	1.05% Single Life
1.25% Joint Life

*As a percentage of average daily net assets in the subaccounts. This charge is assessed on and after the periodic income commencement date.

**As an annualized percentage of the Income Base, except the initial charge is assessed as an annualized percentage of the greater of contract value or the Income Base (carried over from Lincoln Lifetime IncomeSM Advantage 2.0). This charge is deducted from contract value on a quarterly basis before the Lifetime Income

Period and annually thereafter, and only on and after the periodic income commencement date. The charge may be increased upon an automatic annual step-up and decreased upon an Excess Withdrawal.

3) If you purchase i4LIFE ® Advantage with the 4LATER ® Advantage Guaranteed Income Benefit:
Periodic Optional Rider Charges – i4LIFE ® Advantage With 4LATER ® Advantage Guaranteed Income Benefit:*
Account Value Death Benefit
Guaranteed Maximum Charge	2.50%
Current Charge	1.65%
Guarantee of Principal Death Benefit
Guaranteed Maximum Charge	2.55%
Current Charge	1.70%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
Guaranteed Maximum Charge	2.80%
Current Charge	1.95%

*As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the periodic income commencement date.

These charges are explained in detail in the Charges and Other Deductions section of this prospectus.

The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodi- cally during the time that you own the contract. The expenses are for the year ended December 31, 2010. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Maximum	Minimum

Total Annual Fund Operating Expenses
(expenses that are deducted from fund assets,
including management fees, distribution and/or
service (12b-1) fees, and other expenses):	5.32%	0.57%
Net Total Annual Fund Operating Expenses
(after contractual waivers/reimbursements*):	1.84%	0.57%

*43 of the funds have entered into contractual waiver or reimbursement arrangements that may reduce fund management and other fees and/or expenses during the period of the arrangement. These arrangements vary in length, but no arrangement will terminate before April 30, 2012.

The following table shows the expenses charged by each fund for the year ended December 31, 2010:

(as a percentage of each fund's average net assets):

											Total
					Other				Total	Total	Expenses
	Management		12b-1 Fees		Expenses				Expenses	Contractual	(after
	Fees (before		(before any		(before any		Acquired		(before any	waivers/	Contractual
	any waivers/		waivers/		waivers/		Fund		waivers/	reimburse-	waivers/
	reimburse-		reimburse-		reimburse-		Fees and		reimburse-	ments	reimburse-
	ments)	+	ments)	+	ments)	+	Expenses	=	ments)	(if any)	ments)

BlackRock Global Allocation V.I. Fund
Delaware VIP ® Diversified Income Series
Delaware VIP ® Limited-Term Diversified Income Series
DWS Alternative Asset Allocation Plus VIP Portfolio
Fidelity ® VIP Contrafund ® Portfolio
Fidelity ® VIP Mid Cap Portfolio
LVIP Baron Growth Opportunities Fund(1)	1.00				0.09		0.00		1.34	-0.05	1.29
LVIP BlackRock Inflation Protected Bond Fund(2)	0.45				0.11		0.00		0.81
LVIP Capital Growth Fund(3)	0.73				0.10		0.00		1.08	-0.02	1.06
LVIP Cohen & Steers Global Real Estate Fund(4)	0.95				0.19		0.00		1.39	-0.22	1.17
LVIP Columbia Value Opportunities Fund	1.05				0.20		0.00		1.50
LVIP Delaware Bond Fund	0.33				0.08		0.00		0.76
LVIP Delaware Diversified Floating Rate Fund(2)(5)	0.60				0.45		0.00		1.30	-0.25	1.05
LVIP Delaware Social Awareness Fund	0.39				0.09		0.00		0.83

											Total
					Other				Total	Total	Expenses
	Management		12b-1 Fees		Expenses				Expenses	Contractual	(after
	Fees (before		(before any		(before any		Acquired		(before any	waivers/	Contractual
	any waivers/		waivers/		waivers/		Fund		waivers/	reimburse-	waivers/
	reimburse-		reimburse-		reimburse-		Fees and		reimburse-	ments	reimburse-
	ments)	+	ments)	+	ments)	+	Expenses	=	ments)	(if any)	ments)
LVIP Delaware Special Opportunities Fund	0.42%				0.09%		0.00%		0.86%
LVIP Global Income Fund(6)	0.65				0.19		0.00		1.09	-0.09%	1.00%
LVIP Janus Capital Appreciation Fund(7)	0.75				0.10		0.00		1.10	-0.09	1.01
LVIP J.P. Morgan High Yield Fund(8)	0.65				0.19		0.00		1.09	-0.02	1.07
LVIP MFS International Growth Fund(9)	0.91				0.15		0.00		1.31	-0.02	1.29
LVIP MFS Value Fund	0.65				0.08		0.00		0.98
LVIP Mid-Cap Value Fund(10)	0.95				0.15		0.00		1.35	-0.06	1.29
LVIP Mondrian International Value Fund	0.74				0.12		0.00		1.11

LVIP Money Market Fund	0.34				0.09		0.00		0.68
LVIP SSgA Bond Index Fund(11)	0.40				0.08		0.00		0.73	-0.07	0.66
LVIP SSgA Conservative Index Allocation Fund(12)	0.25				1.05		0.40		1.95	-1.10	0.85
LVIP SSgA Conservative Structured Allocation Fund(12)	0.25				0.14		0.42		1.06	-0.19	0.87
LVIP SSgA Developed International 150 Fund(13)	0.75				0.35		0.00		1.35	-0.35	1.00
LVIP SSgA Emerging Markets 100 Fund(14)	1.09				0.34		0.00		1.68	-0.69	0.99
LVIP SSgA Global Tactical Allocation Fund(15)	0.25				0.11		0.38		0.99
LVIP SSgA International Index Fund(16)	0.40				0.33		0.00		0.98	-0.13	0.85
LVIP SSgA Large Cap 100 Fund(17)	0.52				0.09		0.00		0.86	-0.12	0.74
LVIP SSgA Moderate Index Allocation Fund(12)	0.25				0.55		0.40		1.45	-0.60	0.85
LVIP SSgA Moderate Structured Allocation Fund(12)	0.25				0.10		0.43		1.03	-0.15	0.88
LVIP SSgA Moderately Aggressive Index Allocation Fund(12)	0.25				1.05		0.41		1.96	-1.10	0.86

LVIP SSgA Moderately Aggressive Structured Allocation
Fund(12)	0.25				0.27		0.42		1.19	-0.32	0.87
LVIP SSgA Small/Mid Cap 200 Fund(18)	0.69				0.17		0.00		1.11	-0.29	0.82
LVIP SSgA S&P 500 Index Fund	0.23				0.09		0.00		0.57
LVIP SSgA Small-Cap Index Fund	0.32				0.14		0.00		0.71

LVIP T. Rowe Price Growth Stock Fund	0.73				0.09		0.00		1.07

LVIP T. Rowe Price Structured Mid-Cap Growth Fund	0.74				0.11		0.00		1.10
LVIP Templeton Growth Fund	0.74				0.11		0.00		1.10
LVIP Turner Mid-Cap Growth Fund(19)	0.90				0.18		0.00		1.33	-0.10	1.23
LVIP Vanguard International Equity ETF Fund
LVIP Wells Fargo Intrinsic Value Fund(20)	0.75				0.09		0.00		1.09	-0.04	1.05
LVIP Wilshire Conservative Profile Fund(21)	0.25				0.05		0.69		1.24	-0.10	1.14
LVIP Wilshire Moderate Profile Fund(21)	0.25				0.04		0.77		1.31	-0.09	1.22
LVIP Wilshire Moderately Aggressive Profile Fund(21)	0.25				0.04		0.80		1.34	-0.09	1.25
PIMCO VIT CommodityRealReturn ® Strategy Portfolio (22)(23)(24)(25)(26)	0.74				0.09		0.13		1.21	-0.13	1.08

(1)
Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Standard Class to the extent that the Total Annual Fund Operating Expenses exceed 1.29% of the average daily net assets of the fund. The agreement will continue at least through April 30, 2012.

(2)	Other expenses are based on estimated amounts for the current fiscal year.

(3)	Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Standard Class to the extent that the fund's Total
Annual Fund Operating Expenses exceed 1.06% of average daily net assets. The Agreement will continue at least through April 30, 2012.

(4)
Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.22% of the first $250 million of average net assets of the fund and 0.32% of the excess over $250 million of average daily nets assets of the fund. The agreement will continue at least through April 30, 2012.

(5)
Other expenses are based on estimated amounts for the current fiscal year. Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Standard Class to the extent that the Total Expenses exceed 1.05% of average daily net assets. The agreement will continue at least through April 30, 2012.

(6)
Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.05% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012. LIA has contractually agreed to reimburse the fund's Standard Class to the extent that the Total Annual Fund Operating Expenses exceed 1.00% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012.

(7)
Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.15% on the first $100 million of average daily net assets of the Fund; and 0.10% on the next $150 million of average daily net assets of the fund. The agreement will continue at least through April 30, 2012.

(8)
Other expenses are based on estimated amounts for the current fiscal year. Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Standard Class to the extent that the Total Expenses exceed 1.07% of average daily net assets of the fund.The agreement will continue at least through April 30, 2012.

(9)
Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the Fund's Standard Class to the extent that the Total Annual Fund Operating Expenses exceed 1.29% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012.

(10)
Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.05% of the first $25 million of average net assets of the Fund. The agreement will continue at least through April 30, 2012.

LIA has contractually agreed to reimburse the Fund's Standard Class to the extent that the Total Annual Fund Operating Expenses exceed 1.29% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012.

(11)
Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.07% on the first $500 million of average daily net assets of the fund and 0.12% of average daily net assets of the fund in excess of $500 million. This waiver will continue at least through April 30, 2012.

(12)
Other expenses are based on estimated amounts for the current fiscal year. Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.10% of average daily net assets of the fund. The agreement will continue at least though April 30, 2012. LIA has also contractually agreed to reimburse the fund's Standard Class to the extent that the Total Expenses (excluding underlying fund fees and expenses) exceeds 0.45% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012.

(13)
Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.35% on the first $100 million of average daily net assets of the fund and 0.43% of average daily net assets of the fund in excess of $100 million. The agreement will continue at least through April 30, 2012.

(14)
Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.69% on the first $100 million of average daily net assets of the Fund and 0.76% of average daily net assets of the fund in excess of $100 million. The agreement will continue at least through April 30, 2012.

(15)
The fee table has been restated to reflect the fees and expenses of the fund as a result of fund strategy changes effective July 30, 2010. The Total Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operation expenses of the fund and does not include Acquired Fund Fees and Expenses.

(16)
Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.06% on the first $500 million of average daily net assets of the fund and 0.09% of average daily net assets of the fund in excess of $500 million. The agreement will continue at least through April 30, 2012.

LIA has contractually agreed to reimburse the fund's Standard Class to the extent that the Total Annual Fund Operating Expenses exceed 0.85% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012.

(17)
Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.12% on the first $100 million of average daily net assets of the fund and 0.22% of average daily net assets of the fund in excess of $100 million. The agreement will continue at least through April 30, 2012.

(18)
Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.29% on the first $100 million of average daily net assets of the fund and 0.39% of average daily net assets of the fund in excess of $100 million. The agreement will continue at least through April 30, 2012.

(19)
Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund; 0.10% on the first $25 million of average daily net assets of the fund and 0.05% on the next $50 million of average daily net assets. The agreement will continue at least through April 30, 2012.

(20)
Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.03% on the first $250 million of average daily net assets of the fund; 0.08% on the next $500 million and 0.13% of average daily net assets in excess of $750 million. The agreement will continue at least through April 30, 2012.

(21)
Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.05% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012.

LIA has contractually agreed to reimburse the fund's Standard Class to the extent that the Total Annual Fund Operating Expenses (excluding underlying fund fees and expenses) exceed 0.45% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012. The "Acquired Fund Fees and Expenses" in the chart are based on the 2009 fees and expenses of the underlying funds that were owned by the fund during 2009 and are provided to show you an estimate of the underlying fees and expenses attributable to the fund. The fund's expense ratio will vary depending on the actual allocations to the underlying funds and the actual expense of the underlying funds.

(22)
PIMCO has contractually agreed to waive the management fee and administration fee it received from the Portfolio in an amount equal to the management fee paid to PIMCO by the Subsidiary as described. This waiver may not be terminated by PIMCO and will remain in effect as long as PIMCO's contract with the Subsidiary is in place.

(23)
The Subsidiary has entered into a separate contract with PIMCO for the management of the Subsidiary's portfolio pursuant to which the Subsidiary pays PIMCO management fee and administrative services fee at the annual rates of 0.49% and 0.20%, respectively, of its net assets.

(24)
The Total Annual Portfolio Operating Expenses do not match the Ratio of Expense to Average Net Assets of the Portfolio, as set forth in the Financial Highlights table of the shareholder report, because the Ratio of Expenses to Average Net Assets reflects the operating expenses of the Portfolio and does not include Acquired Fund Fees and Expenses.

(25)
"Other Expenses" reflect interest expense. Interest expense is based on the amounts incurred during the Portfolio's most recent fiscal year as a result of entering into certain investments, such as reverse repurchase agreements. This interest expense is required to be treated as an expense of the Portfolio for accounting purposes, but the amount of the interest expense (if any) will vary with the Portfolio's use of those investments (like reverse repurchase agreements) as an investment strategy.

(26)	"Management Fees" reflect an advisory and a supervisory and administrative fee payable by the Portfolio to PIMCO.
Certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase ("redemption fees") which are not reflected in the table above. As of the date of this prospectus, none have done so. See The Contracts - Market Timing for a discussion of redemption fees.

For information concerning compensation paid for the sale of the contracts, see Distribution of the Contracts.

EXAMPLES

This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, separate account annual expenses, and fund fees and expenses.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EEB death benefit and Lincoln Lifetime IncomeSM Advantage 2.0 at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$x,xxx	$x,xxx	$x,xxx	$x,xxx

2) If you annuitize or do not surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$xxx	$x,xxx	$x,xxx	$x,xxx

For more information, see Charges and Other Deductions in this prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which regular income payments or annuity payouts are made. See The Contracts - i4LIFE ® Advantage, Guaran- teed Income Benefit with i4LIFE ® Advantage, 4LATER ® Advantage and Annuity Payouts, including Lincoln SmartIncomeSM Inflation.

These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary of Common Questions

What kind of contract am I buying? It is an individual variable or fixed and/or interest adjusted, if applicable, annuity contract between you and Lincoln Life. This prospectus primarily describes the variable side of the contract. See The Contracts. The contract and cer- tain riders, benefits, service features and enhancements may not be available in all states, and the charges may vary in certain states. You should refer to your contract for any state specific provisions. Please check with your investment representative regarding their availability.

What is the variable annuity account (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See Variable Annuity Account.

What are Investment Requirements? If you elect one of the following riders: Lincoln Lifetime IncomeSM Advantage 2.0, 4LATER ® Advantage, Lincoln SmartSecurity ® Advantage, or i4LIFE ® Advantage with the Guaranteed Income Benefit, you will be subject to cer- tain requirements for your subaccount investments. You will be limited in how much you can invest in certain subaccounts. See The Contracts - Investment Requirements.

What are my investment choices? Based upon your instruction for purchase payments, the VAA applies your purchase payments to buy shares in one or more of the investment options. In turn, each fund holds a portfolio of securities consistent with its investment policy. See Investments of the Variable Annuity Account - Description of the Funds.

Who invests my money? Several different investment advisers manage the investment options. See Investments of the Variable Annuity Account - Description of the Funds.

How does the contract work? If we approve your application, we will send you a contract. When you make purchase payments during the accumulation phase, you buy accumulation units. If you decide to receive an annuity payout, your accumulation units are con- verted to annuity units. Your annuity payouts will be based on the number of annuity units you receive and the value of each annuity unit on payout days. See The Contracts.

What charges do I pay under the contract? We apply a charge to the daily net asset value of the VAA that consists of a mortality and expense risk charge according to the death benefit you select. There is an administrative charge in addition to the mortality and

[Missing Graphic Reference]
expense risk charge. The charges for any riders applicable to your contract will also be deducted from your contract value. See Charges and Other Deductions.

We will deduct any applicable premium tax from purchase payments or contract value, unless the governmental entity dictates other- wise, at the time the tax is incurred or at another time we choose.

See Expense Tables and Charges and Other Deductions for additional fees and expenses in these contracts.

The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospec- tuses for the funds.

The surrender, withdrawal or transfer of value from a fixed account guaranteed period may be subject to the interest adjustment, if applicable. See Fixed Side of the Contract.

Charges may also be imposed during the regular income or annuity payout period, including i4LIFE ® Advantage, if elected. See The Contracts and Annuity Payouts.

For information about the compensation we pay for sales of contracts, see The Contracts - Distribution of the Contracts.

What purchase payments do I make, and how often? Subject to the minimum and maximum payment amounts, your payments are completely flexible. See The Contracts - Purchase Payments.

How will my annuity payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving annuity payouts from your contract as a fixed option or variable option or a combination of both. See Annuity Payouts - Annuity Options.

Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the funds' portfolios.

What happens if I die before I annuitize? Your beneficiary will receive death benefit proceeds based upon the death benefit you select. Your beneficiary has options as to how the death benefit is paid. In the alternative, you may choose to receive a death benefit on the death of the annuitant. See The Contracts - Death Benefit.

May I transfer contract value between variable options and between the variable and fixed sides of the contract? Yes, subject to currently effective restrictions. For example, transfers made before the annuity commencement date are generally restricted to no more than twelve (12) per contract year. If permitted by your contract, we may discontinue accepting transfers into the fixed side of the contract at any time. See The Contracts - Transfers On or Before the Annuity Commencement Date and Transfers After the Annu- ity Commencement Date.

What are Living Benefit Riders? Living Benefit riders are optional riders available to purchase for an additional fee. These riders pro- vide different types of minimum guarantees if you meet certain conditions. These riders are the Lincoln SmartSecurity ® Advantage and Lincoln Lifetime IncomeSM Advantage 2.0 (both of which are withdrawal benefit riders), 4LATER ® Advantage, and i4LIFE ® Advan- tage (with or without the Guaranteed Income Benefit) (both of which are annuity payout riders). If you select a Living Benefit rider, excess withdrawals may have adverse effects on the benefit (especially during times of poor investment performance), and you will be subject to Investment Requirements (unless you elect i4LIFE ® Advantage without the Guaranteed Income Benefit). Excess withdraw- als under certain Living Benefit Riders may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an excess withdrawal will reduce your future guaranteed amounts, you should contact either your registered rep- resentative or us prior to requesting a withdrawal to find out what, if any, impact the excess withdrawal will have on any guarantees under the living benefit rider. These riders are discussed in detail in this prospectus. In addition, an overview of these riders is pro- vided with this prospectus.

What is Lincoln Lifetime IncomeSM Advantage 2.0? Lincoln Lifetime IncomeSM Advantage 2.0 is a rider that you may purchase for an additional charge and which provides on an annual basis guaranteed lifetime periodic withdrawals up to a guaranteed amount based on an Income Base, a 5% Enhancement to the Income Base or automatic annual step-ups to the Income Base, and age-based increases to the guaranteed periodic withdrawal amount. Withdrawals may be made up to the Guaranteed Annual Income amount as long as that amount is greater than zero. The Income Base is not available as a separate benefit upon death or surrender and is increased by subsequent purchase payments, 5% Enhancements to the Income Base, automatic annual step-ups to the Income Base and is decreased by certain withdrawals in accordance with provisions described in the prospectus. See The Contracts - Lincoln Life- time IncomeSM Advantage 2.0. You may not simultaneously elect Lincoln Lifetime IncomeSM Advantage 2.0 and another one of the Living Benefit riders. By electing this rider you will be subject to Investment Requirements. See The Contracts - Investment Require- ments.

What is the Lincoln SmartSecurity ® Advantage? This benefit, which may be available for purchase at an additional charge, provides a Guaranteed Amount equal to the initial purchase payment (or contract value at the time of election) as adjusted. You may access this benefit through periodic withdrawals. Excess withdrawals will adversely affect the Guaranteed Amount. See The Contracts - Lincoln SmartSecurity ® Advantage. You cannot simultaneously elect Lincoln SmartSecurity ® Advantage with any other Living Benefit rider. By electing this benefit, you will be subject to Investment Requirements. See The Contracts - Investment Requirements.

[Missing Graphic Reference]
What is i4LIFE ® Advantage? i4LIFE ® Advantage is an income program, available for purchase at an additional charge, that provides periodic variable lifetime income payments, a death benefit, and the ability to make withdrawals during a defined period of time (Access Period). For an additional charge, you may purchase a minimum payout floor, the Guaranteed Income Benefit. We assess a charge, imposed only during the i4LIFE ® Advantage payout phase, based on the i4LIFE ® Advantage death benefit you choose and whether or not the Guaranteed Income Benefit is in effect.

What is the Guaranteed Income Benefit? The Guaranteed Income Benefit provides a minimum payout floor for your i4LIFE ® regular income payments. By electing this benefit, you will be subject to Investment Requirements. The i4LIFE ® Guaranteed Income Benefit is purchased when you elect i4LIFE ® Advantage or any time during the Access Period subject to terms and conditions at that time. The minimum floor is based on the contract value at the time you elect i4LIFE ® with the Guaranteed Income Benefit. 4LATER ® Advantage, Lincoln SmartSecurity ® Advantage and Lincoln Lifetime IncomeSM Advantage 2.0 have features that may be used to establish the amount of the Guaranteed Income Benefit. You may use your Guaranteed Amount from Lincoln SmartSecurity ® Advantage or your Income Base from Lincoln Lifetime IncomeSM Advantage 2.0 to establish the Guaranteed Income Benefit at the time you terminate

Lincoln SmartSecurity ® Advantage or Lincoln Lifetime IncomeSM Advantage 2.0 to purchase i4LIFE ® Advantage. 4LATER ® Advantage is purchased prior to the time you elect i4LIFE ® Advantage and provides a guaranteed value, the Income Base, which can be used to establish the Guaranteed Income Benefit floor in the future. See The Contracts - i4LIFE ® Advantage Guaranteed Income Benefit, 4LATER ® Advantage Guaranteed Income Benefit, and Lincoln Lifetime IncomeSM Advantage 2.0 - i4LIFE ® Advantage option.

What is 4LATER ® Advantage? 4LATER ® Advantage, which may be available for purchase at an additional charge, is a way to guaran- tee today a minimum payout floor (a Guaranteed Income Benefit) in the future for the i4LIFE ® Advantage regular income payments. 4LATER ® Advantage provides an initial Income Base that is guaranteed to increase at a specified percentage over the accumulation period of the annuity. By electing this benefit, you will be subject to Investment Requirements. See The Contracts - 4LATER ® Advan- tage.

What is Lincoln SmartIncomeSM Inflation? Lincoln SmartIncomeSM Inflation is a fixed annuity payout option that provides periodic annuity payouts that may increase or decrease each year based on changes in a consumer price index that measures inflation. Lincoln SmartIncomeSM Inflation also provides a guaranteed minimum payout, a death benefit and access to a reserve value from which unscheduled payments may be taken. See The Contracts – Annuity Payouts - Lincoln SmartIncomeSM Inflation.

May I surrender the contract or make a withdrawal? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. See The Contracts - Surrenders and Withdrawals. A portion of surrender or withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 59½, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or a withdrawal also may be subject to 20% withholding. See Federal Tax Matters.

Do I get a free look at this contract? Yes. You can cancel the contract within ten days (in some states longer) of the date you first receive the contract. You need to return the contract, postage prepaid, to our Home Office. In most states you assume the risk of any market drop on purchase payments you allocate to the variable side of the contract. See Return Privilege.

Where may I find more information about accumulation unit values? Because the subaccounts which are available under the con- tracts did not begin operation before the date of this prospectus, financial information for the subaccounts is not included in this Pro- spectus or in the SAI.

Investment Results

At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to share- holders, sales literature and advertisements. The results will be calculated on a total return basis for various periods, with or without contingent deferred sales charges. Results calculated without contingent deferred sales charges will be higher. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. The money market subaccount's yield is based upon investment performance over a 7-day period, which is then annualized.

Note that there can be no assurance that any money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to the contract fees and expenses, the yields of any subaccount investing in a money market fund may also become extremely low and possibly negative.

The money market yield figure and annual performance of the subaccounts are based on past performance and do not indicate or represent future performance.

The Lincoln National Life Insurance Company

The Lincoln National Life Insurance Company (Lincoln Life), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

[Missing Graphic Reference]
Depending on when you purchased your contract, you may be permitted to make allocations to the fixed account, which is part of our general account. See The Fixed Side of the Contract. In addition, any guarantees under the contract that exceed your contract value, such as those associated with death benefit options and Living Benefit riders are paid from our general account (not the VAA). There- fore, any amounts that we may pay under the contract in excess of contract value are subject to our financial strength and claims- paying ability and our long-term ability to make such payments. With respect to the issuance of the contracts, Lincoln Life does not file periodic financial reports with the SEC pursuant to the exemption for life insurance companies provided under Rule 12h-7 of the Securities Exchange Act of 1934.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account. Moreover, unlike assets held in the VAA, the assets of the general account are subject to the general liabilities of the Company and, therefore, to the Company's general creditors. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other contractowner obligations.

Our Financial Condition. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our general account. In general, those laws and regulations determine the amount and type of investments which we can make with general account assets.

In addition, state insurance regulations require that insurance companies calculate and establish on their financial statements, a speci- fied amount of reserves in order to meet the contractual obligations to pay the claims of our policyholders. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected con- tract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of liabilities, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our general account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.

How to Obtain More Information. We encourage both existing and prospective policyholders to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the VAA, are located in the SAI. If you would like a free copy of the SAI, please write to us at: PO Box 2348, Fort Wayne, IN 46801-2348 , or call 1-888-868-2583. In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov. You may obtain our audited statutory financial statements and any unaudited statutory financial statements that may be available by visiting our website at www.LincolnFinancial.com.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These rat- ings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity con- tracts based on its financial strength and/or claims-paying ability. Additional information about rating agencies is included in the Statement of Additional Information.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive finan- cial planning and advisory services.

Variable Annuity Account (VAA)

On November 3, 1997, the VAA was established as an insurance company separate account under Indiana law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may con- duct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annu- ity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln Life. We are the issuer of the contracts and the obligations set forth in the contract, other than those of the contractowner, are ours. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts placed in the VAA.

The VAA is used to support other annuity contracts offered by us in addition to the contracts described in this prospectus. The other annuity contracts supported by the VAA generally invest in the same funds as the contracts described in this prospectus. These other annuity contracts may have different charges that could affect the performance of their subaccounts, and they offer different benefits.

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Financial Statements

The December 31, 2010 financial statements of the VAA and the December 31, 2010 consolidated financial statements of Lincoln Life are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call 1-888-868-2583.

Investments of the Variable Annuity Account

You decide the subaccount(s) to which you allocate purchase payments. There is a separate subaccount which corresponds to each class of each fund. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request.

Investment Advisers

As compensation for its services to the fund, the investment adviser receives a fee from the fund which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined in the prospectus for the fund.

Certain Payments We Receive with Regard to the Funds

With respect to a fund, including affiliated funds, the adviser and/or distributor, or an affiliate thereof, may make payments to us (or an affiliate). It is anticipated that such payments will be based on a percentage of assets of the particular fund attributable to the con- tracts along with certain other variable contracts issued or administered by us (or an affiliate). These percentages are negotiated and vary with each fund. Some funds may pay us significantly more than other funds and the amount we receive may be substantial. These percentages currently range up to 0.50%, and as of the date of this prospectus, we were receiving payments from each fund family. We (or our affiliates) may profit from these payments or use these payments for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the contracts and, in our role as intermediary, the funds. These payments may be derived, in whole or in part, from the investment advisory fee deducted from fund assets. Contractowners, through their indirect investment in the funds, bear the costs of these investment advisory fees (see the funds' pro- spectuses for more information). Additionally, a fund's adviser and/or distributor or its affiliates may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts for marketing programs and sales support, as well as amounts to participate in training and sales meetings.

Description of the Funds

Each of the subaccounts of the VAA is invested solely in shares of one of the funds available under the contract. Each fund may be subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund.

We select the funds offered through the contract based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsor- ing investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will make payments to us or our affiliates. We review each fund periodically after it is selected. Upon review, we may remove a fund or restrict allocation of additional purchase payments to a fund if we determine the fund no longer meets one or more of the factors and/or if the fund has not attracted significant contractowner assets. Finally, when we develop a variable annuity product in coopera- tion with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

Certain funds offered as part of this contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.

Certain funds invest substantially all of their assets in other funds. As a result, you will pay fees and expenses at both fund levels. This will reduce your investment return. These arrangements are referred to as funds of funds or master-feeder funds. Funds of funds or master-feeder structures may have higher expenses than funds that invest directly in debt or equity securities.

Following are brief summaries of the fund descriptions. More detailed information may be obtained from the current prospectus for the fund. You should read each fund prospectus carefully before investing. Prospectuses for each fund are available by contacting us. In addition, if you receive a summary prospectus for a fund, you may obtain a full statutory prospectus by referring to the contact information for the fund company on the cover page of the summary prospectus. Please be advised that there is no assur- ance that any of the funds will achieve their stated objectives.

[Missing Graphic Reference]
BlackRock Variable Series Funds, Inc.,advised by BlackRock Advisors, LLC and subadvised by BlackRock Investment Management, LLC.

* BlackRock Global Allocation V.I. Fund.

Delaware VIP ® Trust, advised by Delaware Management Company.

•	Delaware VIP ® Diversified Income Series.
•	Delaware VIP ® Limited-Term Diversified Income Series.

DWS Variable Series II, advised by Deutsche Investment Management Americas, Inc. and subadvised by RREEF America L.L.C.

* DWS Alternative Asset Allocation Plus VIP Portfolio.

Fidelity ® Variable Insurance Products, advised by Fidelity Management and Research Company and subadvised by FMR CO., Inc.

•	Fidelity ® VIP Contrafund Portfolio.
•	Fidelity ® VIP Mid Cap Portfolio.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.

•	LVIP Baron Growth Opportunities Fund: Capital appreciation. (Subadvised by BAMCO, Inc.)
•	LVIP BlackRock Inflation Protected Bond Fund: Real return. (Subadvised by BlackRock Financial Management, Inc.)
•	LVIP Capital Growth Fund: Capital growth. (Subadvised by Wellington Management)
•	LVIP Cohen & Steers Global Real Estate Fund: Total Return. (Subadvised by Cohen & Steers Capital Management)
•	LVIP Columbia Value Opportunities Fund: Long-term capital appreciation. (Subadvised by Columbia Management Advisors, LLC)
•	LVIP Delaware Bond Fund: Current income. (Subadvised by Delaware Management Company)*
•	LVIP Delaware Diversified Floating Rate Fund: Total return. (Subadvised by Delaware Management Company)*
•	LVIP Delaware Social Awareness Fund: Capital appreciation. (Subadvised by Delaware Management Company)*
•	LVIP Delaware Special Opportunities Fund: Capital appreciation. (Subadvised by Delaware Management Company)*
•	LVIP Dimensional Non-US Equity Fund
•	LVIP Dimensional U.S. Equity Fund
•	LVIP Global Income Fund: Current income consistent with preservation of capital. (Subadvised by Mondrian Investment Partners Limited and Franklin Advisors, Inc.)
•	LVIP Janus Capital Appreciation Fund: Long-term growth. (Subadvised by Janus Capital Management LLC)
•	LVIP J.P. Morgan High Yield Fund: High level of current income. (Subadvised by J.P. Morgan Investment Management, Inc.)
•	LVIP MFS International Growth Fund: Long-term capital appreciation. (Subadvised by Massachusetts Financial Services Company)
•	LVIP MFS Value Fund: Capital appreciation.(Subadvised by Massachusetts Financial Services Company)
•	LVIP Mid-Cap Value Fund: Long-term capital appreciation. (Subadvised by Wellington Management)
•	LVIP Mondrian International Value Fund: Long-term capital appreciation. (Subadvised by Mondrian Investment Partners Limited)
•	LVIP Money Market Fund: Current income/Preservation of capital. (Subadvised by Delaware Management Company)*

[Missing Graphic Reference]
•	LVIP SSgA Bond Index Fund: Replicate Barclays Aggregate Bond Index (Sub-advised by SSgA Funds Management, Inc.)
•	LVIP SSgA Developed International 150 Fund: Long-term capital appreciation. (Sub-advised by SSgA Funds Management, Inc.)
•	LVIP SSgA Emerging Markets 100 Fund: Long-term capital appreciation. (Sub-advised by SSgA Funds Management, Inc.)
•	LVIP SSgA Global Tactical Allocation Fund. (Sub-advised by SSgA Funds Management, Inc.)
•	LVIP SSgA International Index Fund: Replicate broad foreign index. (Sub-advised by SSgA Funds Management, Inc.)
•	LVIP SSgA Large Cap 100 Fund: Long-term capital appreciation. (Sub-advised by SSgA Funds Management, Inc.)
•	LVIP SSgA Small-Mid Cap 200 Fund: Long-term capital appreciation. (Sub-advised by SSgA Funds Management, Inc.)
•	LVIP SSgA S&P 500 Index Fund: Replicate S&P 500 Index. (Sub-advised by SSgA Funds Management, Inc.)
•	LVIP SSgA Small-Cap Index Fund: Replicate Russell 2000 Index. (Sub-advised by SSgA Funds Management, Inc.)
•	LVIP T. Rowe Price Growth Stock Fund: Long-term growth of capital. (Subadvised by T. Rowe Price Associates, Inc.)
•	LVIP T. Rowe Price Structured Mid-Cap Growth Fund: Maximum capital appreciation. (Subadvised by T. Rowe Price Associates, Inc.)
•	LVIP Templeton Growth Fund: Long-term growth of capital. (Subadvised by Templeton Investment Counsel, LLC)
•	LVIP Total Bond Fund
•	LVIP Turner Mid-Cap Growth Fund: Capital appreciation. (Subadvised by Turner Investment Partners, Inc.)
•	LVIP Vanguard International Equity ETF Fund
•	LVIP Vanguard Domestic Equity ETF Fund
•	LVIP Wells Fargo Intrinsic Value Fund: Income. (Subadvised by Metropolitan West Capital Management, LLC)
•	LVIP Wilshire Conservative Profile Fund: Current income; a fund of funds. (Subadvised by Wilshire Associates Incorporated)
•	LVIP Wilshire Moderate Profile Fund: Growth and income; a fund of funds. (Subadvised by Wilshire Associates Incorporated)
•	LVIP Wilshire Moderately Aggressive Profile Fund: Growth and income; a fund of funds. (Subadvised by Wilshire Associates Incorporated)

*Investments in any of the funds sub-advised by Delaware Management Company and offered under the LVIP Trust are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies including their subsidiaries or related companies (the "Macquarie Group") and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of any of the funds sub-advised by Delaware Management Company and offered under the LVIP Trust, the repayment of capital from any of the funds sub- advised by Delaware Management Company and offered under the LVIP Trust or any particular rate of return.

PIMCO Variable Insurance Trust, advised by PIMCO

* PIMCO VIT CommodityRealReturn ® Strategy Portfolio: Maximum real return.

Fund Shares

We will purchase shares of the funds at net asset value and direct them to the appropriate subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay annuity payouts, death benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one subaccount to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.

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Shares of the funds are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the subaccounts established by those insurance companies to fund variable annuity and variable life insur- ance contracts.

When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various contractowners participating in a fund could conflict. Each of the fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. The funds do not foresee any disadvantage to contractowners arising out of mixed or shared funding. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices. See the pro- spectuses for the funds.

Reinvestment of Dividends and Capital Gain Distributions

All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to contractowners as additional units, but are reflected as changes in unit values.

Addition, Deletion or Substitution of Investments

We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute funds for all contractowners or only for certain classes of contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of contractowners.

Substitutions may be made with respect to existing investments or the investment of future purchase payments, or both. We may close subaccounts to allocations of purchase payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts. Substitutions might also occur if shares of a fund should no longer be available, or if invest- ment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion and, if required, after approval from the SEC.

We also may:

•	remove, combine, or add subaccounts and make the new subaccounts available to you at our discretion;
•	transfer assets supporting the contracts from one subaccount to another or from the VAA to another separate account;
•	combine the VAA with other separate accounts and/or create new separate accounts;
•	deregister the VAA under the 1940 Act; and
•	operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.

We may modify the provisions of the contracts to reflect changes to the subaccounts and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.

Charges and Other Deductions

We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the con- tracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits pay- able thereunder.

Our administrative services include:

•	processing applications for and issuing the contracts;
•
processing purchases and redemptions of fund shares as required (including dollar cost averaging, portfolio rebalancing, and automatic withdrawal services - See Additional Services and the SAI for more information on these programs);

•	maintaining records;
•	administering annuity payouts;
•	furnishing accounting and valuation services (including the calculation and monitoring of daily subaccount values);
•	reconciling and depositing cash receipts;
•	providing contract confirmations;
•	providing toll-free inquiry services; and
•	furnishing telephone and electronic fund transfer services.

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The risks we assume include:

•
the risk that annuitants receiving annuity payouts, including Lincoln SmartIncomeSM Inflation payouts, under contracts live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed);

•	the risk that death benefits paid will exceed the actual contract value;
•	the risk that lifetime payments to individuals from Lincoln SmartSecurity ® Advantage or Lincoln Lifetime IncomeSM Advantage 2.0 will exceed the contract value;
•	the risk that, if the i4LIFE ® Advantage with the Guaranteed Income Benefit or 4LATER ® Guaranteed Income Benefit is in effect, the required regular income payments will exceed the account value; and
•	the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the contingent deferred sales charge collected may not fully cover all of the sales and dis- tribution expenses actually incurred by us. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.

Deductions from the VAA

We apply to the average daily net asset value of the subaccounts a charge which is equal to an annual rate of:

		Enhanced Guaranteed	Guarantee of
	With Estate Enhancement	Minimum Death	Principal Death
	Benefit Rider (EEB)	Benefit (EGMDB)	Benefit	Account Value Death Benefit
* Mortality and expense risk charge	1.00%	0.80%	0.55%	0.50%
* Administrative charge	0.10%	0.10%	0.10%	0.10%
* Total annual charge for each
subaccount*	1.10%	0.90%	0.65%	0.60%

Rider Charges

A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement.

Lincoln Lifetime IncomeSM Advantage 2.0 Charge. While this rider is in effect, there is a charge for the Lincoln Lifetime IncomeSM Advantage 2.0, if elected. The rider charge is currently equal to an annual rate of 1.05% (0.2625% quarterly) for the Lincoln Lifetime IncomeSM Advantage 2.0 single life option and 1.25% (0.3125% quarterly) for the Lincoln Lifetime IncomeSM Advantage 2.0 joint life Option.

The charge is applied to the Income Base as increased for subsequent purchase payments, Automatic Annual Step-ups, 5% Enhance- ments, and decreased for Excess Withdrawals. We will deduct the cost of this rider from the contract value on a quarterly basis, with the first deduction occurring on the valuation date on or next following the three-month anniversary of the rider's effective date. This deduction will be made in proportion to the value in each subaccount and any fixed account of the contract on the valuation date the rider charge is assessed. The amount we deduct will increase or decrease as the Income Base increases or decreases, because the charge is based on the Income Base. Refer to the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base section for a discussion and example of the impact of the changes to the Income Base.

The annual rider percentage charge may increase each time the Income Base increases as a result of the Automatic Annual Step-up, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. Therefore, your percentage charge for this rider could increase every Benefit Year anniversary. If your percentage charge is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your percentage charge to change. If you opt out of the step-up, your current charge will remain in effect and the Income Base will be returned to the prior Income Base. This opt out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the per- centage charge increases if you do not want the Automatic Annual Step-up. By opting out of an Automatic Annual Step-up, you will continue to be eligible for the 5% Enhancement through the end of the current Enhancement Period, but the charge could increase to the then current charge on 5% Enhancements after the 10th Benefit Year anniversary. You will have the option to opt out of the Enhancements after the 10th Benefit Year.

During the first ten Benefit Years an increase in the Income Base as a result of the 5% Enhancement will not cause an increase in the annual rider percentage charge but will increase the dollar amount of the charge. After the 10th Benefit Year anniversary the annual rider percentage charge may increase each time the Income Base increases as a result of the 5% Enhancement, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. If your percentage charge is increased, you may opt-out of the 5% Enhancement by giving us notice within 30 days after the Benefit Year anniversary if you do not want your percentage charge to change. If you opt out of the 5% Enhancement, your current charge will remain in effect and the Income Base will be

[Missing Graphic Reference]
returned to the prior Income Base. This opt-out will only apply for this particular 5% Enhancement. You will need to notify us each time the percentage charge increases if you do not want the 5% Enhancement.

The rider charge will increase to the then current rider charge, if after the first Benefit Year anniversary, cumulative purchase pay- ments added to the contract after the first Benefit Year, equal or exceed $100,000. You may not opt-out of this rider charge increase. See The Contracts – Living Benefit riders – Lincoln Lifetime IncomeSM Advantage 2.0 – Income Base.

The rider charge will be discontinued upon termination of the rider. The pro-rata amount of the rider charge will be deducted upon termination of the rider (except for death) or surrender of the contract.

If the contract value is reduced to zero while the contractowner is receiving a Guaranteed Annual Income, no rider charge will be deducted.

Lincoln SmartSecurity ® Advantage Charge. While this Rider is in effect, there is a charge for the Lincoln SmartSecurity ® Advantage, if elected. The Rider charge is currently equal to an annual rate of:

1)	0.65% of the Guaranteed Amount (0.1625% quarterly) for the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up, Single Life option; or

2)
0.80% of the Guaranteed Amount (0.2000% quarterly) for the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up, Joint Life option. See The Contracts - Lincoln SmartSecurity ® Advantage - Guaranteed Amount for a description of the calculation of the Guaranteed Amount.

If you purchase this Rider in the future, the percentage charge will be the current charge in effect at the time of purchase.

The charge is applied to the Guaranteed Amount as adjusted. We will deduct the cost of this Rider from the contract value on a quar- terly basis, with the first deduction occurring on the valuation date on or next following the three-month anniversary of the effective date of the Rider. This deduction will be made in proportion to the value in each subaccount of the contract on the valuation date the Rider charge is assessed. The charge may be deducted in proportion to the value in the fixed account as well. The amount we deduct will increase or decrease as the Guaranteed Amount increases or decreases, because the charge is based on the Guaranteed Amount. Refer to the Lincoln SmartSecurity ® Advantage, Guaranteed Amount section, for a discussion and example of the impact of changes to the Guaranteed Amount.

Under the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up, the annual Rider percentage charge will not change upon each automatic step-up of the Guaranteed Amount for the 10-year period.

If you elect to step-up the Guaranteed Amount for another step-up period (including if we administer the step-up election for you or if you make a change from a Joint Life to a Single Life option after a death or divorce), a pro-rata deduction of the Rider charge based on the Guaranteed Amount immediately prior to the step-up will be made on the valuation date of the step-up. This deduction covers the cost of the Rider from the time of the previous deduction to the date of the step-up. After a contractowner's step-up, we will deduct the Rider charge for the stepped-up Guaranteed Amount on a quarterly basis, beginning on the valuation date on or next fol- lowing the three-month anniversary of the step-up. At the time of the elected step-up, the Rider percentage charge will change to the current charge in effect at that time (if the current charge has changed), but it will never exceed the guaranteed maximum annual per- centage charge of 1.50% of the Guaranteed Amount. If you never elect to step-up your Guaranteed Amount, your Rider percentage charge will never change, although the amount we deduct will change as the Guaranteed Amount changes. The Rider charge will be discontinued upon the earlier of the annuity commencement date, election of i4LIFE ® Advantage or termination of the Rider. The pro- rata amount of the Rider charge will be deducted upon termination of the Rider or surrender of the contract.

4LATER ® Advantage Charge. Prior to the periodic income commencement date (which is defined as the valuation date the initial regu- lar income payment under i4LIFE ® Advantage is determined), the annual 4LATER ® charge is currently 0.65% of the Income Base. The Income Base (an amount equal to the initial purchase payment or contract value at the time of election), as adjusted, is a value that will be used to calculate the 4LATER ® Guaranteed Income Benefit. An amount equal to the quarterly 4LATER ® Rider charge multiplied by the Income Base will be deducted from the subaccounts on every third month anniversary of the later of the 4LATER ® Rider Effec- tive Date or the most recent reset of the Income Base. This deduction will be made in proportion to the value in each subaccount on the valuation date the 4LATER ® Rider charge is assessed. The amount we deduct will increase as the Income Base increases, because the charge is based on the Income Base. As described in more detail below, the only time the Income Base will change is when there are additional purchase payments, withdrawals, automatic enhancements at the end of the 3-year waiting periods or in the event of a Reset to the current Account Value. If you purchase 4LATER ® in the future, the percentage charge will be the charge in effect at the time you elect 4LATER ® .

Upon a reset of the Income Base, a pro-rata deduction of the 4LATER ® Rider charge based on the Income Base immediately prior to the reset will be made on the valuation date of the reset. This deduction covers the cost of the 4LATER ® Rider from the time of the previous deduction to the date of the reset. After the reset, we will deduct the 4LATER ® Rider charge for the reset Income Base on a quarterly basis, beginning on the valuation date on or next following the three-month anniversary of the reset. At the time of the reset, the annual charge will be the current charge in effect for new purchases of 4LATER ® at the time of reset, not to exceed the guaranteed

[Missing Graphic Reference]
maximum charge of 1.50% of the Income Base. If you never elect to reset your Income Base, your 4LATER ® Rider percentage charge will never change, although the amount we deduct will change as your Income Base changes.

Prior to the periodic income commencement date, a pro-rata amount of the 4LATER ® Rider charge will be deducted upon termination of the 4LATER ® Rider for any reason other than death. On the periodic income commencement date, a pro-rata deduction of the 4LATER ® Rider charge will be made to cover the cost of 4LATER ® since the previous deduction.

i4LIFE ® Advantage Charge. i4LIFE ® Advantage is subject to a charge (imposed during the i4LIFE ® Advantage payout phase), com- puted daily of the Account Value. The annual rate of the i4LIFE ® Advantage charge is: 1.00% for the i4LIFE ® Advantage Account Value death benefit; 1.05% for the i4LIFE ® Advantage Guarantee of Principal death benefit; and 1.30% for the i4LIFE ® Advantage EGMDB. This charge consists of a mortality and expense risk and administrative charge (charges for the Guaranteed Income Benefit are not included and are listed below). If i4LIFE ® Advantage is elected at issue of the contract, i4LIFE ® Advantage and the charge will begin on the contract's effective date. Otherwise, i4LIFE ® Advantage and the charge will begin on the periodic income commencement date which is the valuation date on which the regular income payment is determined. After the Access Period ends, the charge will be the same rate as the cost of the i4LIFE ® Advantage Account Value death benefit. If you dropped Lincoln Lifetime IncomeSM Advantage 2.0 to purchase i4LIFE ® Advantage with Guaranteed Income Benefit (version 4), the charges that you will pay will be different. See the i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 Charge.

i4LIFE ® Advantage Guaranteed Income Benefit Charge. The Guaranteed Income Benefit (version 4) which is available for purchase with i4LIFE ® Advantage is subject to a current annual charge of 0.65% of the Account Value (single life option), which is added to the i4LIFE ® Advantage charge for a total current percentage charge of the Account Value, computed daily as follows: 1.65% for the i4LIFE ® Advantage Account Value death benefit; 1.70% for the i4LIFE ® Advantage Guarantee of Principal death benefit; and 1.95% for the i4LIFE ® Advantage EGMDB.

If you elect the joint life option, the charge for the Guaranteed Income Benefit (version 4) which is purchased with i4LIFE ® Advantage will be subject to a current annual charge of 0.85% of the Account Value which is added to the i4LIFE ® Advantage charge for a total current percentage charge of the Account Value, computed daily as follows: 1.85% for the i4LIFE ® Advantage Account Value death benefit; 1.90% for the i4LIFE ® Advantage Guarantee of Principal death benefit; and 2.15% for the i4LIFE ® Advantage EGMDB.

The Guaranteed Income Benefit percentage charge will not change unless there is an automatic step up of the Guaranteed Income Benefit (version 4) during which the Guaranteed Income Benefit is stepped-up to 75% of the current regular income payment (described later in the i4LIFE ® Advantage section of this prospectus). At the time of the step-up, the Guaranteed Income Benefit per- centage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maxi- mum annual charge of 2.00% (version 4) of the Account Value. If we automatically administer the step-up for you and your percent- age charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the date on which the step-up occurred. If we receive notice of your request to reverse the step-up, on a going forward basis we will decrease the percentage charge to the percentage charge in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. Future step-ups will continue even after you decline a cur- rent step-up. We will provide you with written notice when a step-up will result in an increase to the current charge so that you may give us timely notice if you wish to reverse a step-up.

After the periodic income commencement date, if the Guaranteed Income Benefit is terminated, the Guaranteed Income Benefit annual charge will also terminate.

4LATER ® Guaranteed Income Benefit Charge. The 4LATER ® Guaranteed Income Benefit which is purchased with i4LIFE ® Advantage is subject to a current annual charge of 0.65% of the Account Value, which is added to the i4LIFE ® Advantage charge for a total cur- rent percentage charge of the Account Value, computed daily as follows: 1.65% for the i4LIFE ® Account Value death benefit; 1.70% for the i4LIFE ® Advantage Guarantee of Principal death benefit; and 1.95% for the EGMDB. These charges apply only during the i4LIFE ® Advantage payout phase.

On and after the periodic income commencement date, the 4LATER ® Guaranteed Income Benefit charge will be added to the i4LIFE ® charge as a daily percentage of average Account Value. This is a change to the calculation of the 4LATER ® charge because after the periodic income commencement date, when the 4LATER ® Guaranteed Income Benefit is established, the Income Base is no longer applicable. The percentage 4LATER ® charge is the same immediately before and after the periodic income commencement date; how- ever, the charge is multiplied by the Income Base (on a quarterly basis) prior to the periodic income commencement date and then multiplied by the average daily account value after the periodic income commencement date.

After the periodic income commencement date, the 4LATER ® Guaranteed Income Benefit percentage charge will not change unless the contractowner elects additional 15 year step-up periods during which the 4LATER ® Guaranteed Income Benefit (described later) is stepped-up to 75% of the current regular income payment. At the time you elect a new 15 year period, the 4LATER ® Guaranteed Income Benefit percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 1.50% of Account Value.

After the periodic income commencement date, if the 4LATER ® Guaranteed Income Benefit is terminated, the 4LATER ® Guaranteed Income Benefit annual charge will also terminate.

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i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0. If you drop Lincoln Lifetime IncomeSM Advantage 2.0 to establish the Guaranteed Income Benefit (version 4) under i4LIFE ® Advantage you will pay a quarterly charge (imposed during the i4LIFE ® Advantage payout phase) starting with the first three month anniversary of the effective date of i4LIFE ® Advantage and every three months thereafter. The initial charge for this rider is equal to an annual rate of 1.05% of the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base or contract value, if greater, (0.2625% quarterly) for the single life option and 1.25% of the Income Base or contract value, if greater, (0.3125% quarterly) for the joint life option. Purchasers of Lin- coln Lifetime IncomeSM Advantage 2.0 are guaranteed that in the future the guaranteed maximum initial charge for i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) will be the guaranteed maximum charge then in effect at the time they purchase Lincoln Lifetime IncomeSM Advantage 2.0. This is the charge for i4LIFE ® Advantage with Guaranteed Income Benefit. This charge is in addi- tion to the daily mortality and expense risk and administrative charge for your death benefit option set out under Deductions from the VAA.

The charge for i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 will not change unless there is an automatic step-up of the Guaranteed Income Benefit to 75% of the current regular income pay- ment (described later in the i4LIFE ® Advantage section of the prospectus). At such time, the charge will increase by an amount equal to the prior charge rate (or initial charge rate if the first anniversary of the rider's effective date) multiplied by the percentage increase to the Guaranteed Income Benefit and by the percentage increase, if any, to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge. This means that the charge may change annually.

The following example shows how the initial charge for i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 is calculated as well as adjustments due to increases to the Guaranteed Income Benefit and the Lincoln Lifetime IncomeSM Advantage 2.0 charge. The example is a nonqualified contract and assumes the contractowner is 60 years old on the effective date of electing the i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lin- coln Lifetime IncomeSM Advantage 2.0. Pursuant to the provisions of the Guaranteed Income Benefit (version 4) the initial Guaranteed Income Benefit is set at 4% of the Income Base based upon the contractowner's age (see Guaranteed Income Benefit (version 4) for a more detailed description). The example also assumes that the current charge for Lincoln Lifetime IncomeSM Advantage 2.0 is 1.05%. The first example assumes an increase to the initial charge based upon an increase to the Guaranteed Income Benefit due to the auto-

matic step-up:
1/1/10	Contract value as of the last valuation date under Lincoln Lifetime IncomeSM	$ 100,000
Advantage 2.0
1/1/10	Income Base as of the last valuation date under Lincoln Lifetime IncomeSM	$ 125,000
Advantage 2.0
1/1/10	Initial Annual Charge for i4LIFE ® Advantage with Guaranteed Income Benefit	$1,312.50
(version 4) ($125,000 * 1.05% current charge for Lincoln Lifetime IncomeSM
Advantage 2.0)
1/2/10	i4LIFE ® Advantage Account Value	$ 100,000
1/2/10	Amount of initial i4LIFE ® Advantage Regular Income Payment	$ 5,051
1/2/10	Initial Guaranteed Income Benefit (4% * $125,000 Income Base)	$ 5,000
1/2/11	Recalculated Regular Income Payment	$ 6,900
1/2/11	New Guaranteed Income Benefit (75% * $6,900 Regular Income Payment)	$ 5,175
1/2/11	Annual Charge for i4LIFE ® Advantage with Guaranteed Income Benefit (version	$1,358.44
4) ($1,312.50 * (5,175/$5,000))

If the Lincoln Lifetime IncomeSM Advantage 2.0 charge has also increased, subject to a maximum charge of 2.00%, the i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) charge will increase upon a step-up.

Continuing the above example:
1/2/11	Annual Charge for Lincoln Lifetime IncomeSM Advantage 2.0	$1,358.44
1/2/12	Recalculated Regular Income Payment	$ 7,400
1/2/12	New Guaranteed Income Benefit (75% * $7,400 Regular Income Payment)	$ 5,550
	Assume the Lincoln Lifetime IncomeSM Advantage 2.0 charge increases from
	1.05% to 1.15%.
1/2/12	Annual Charge for i4LIFE ® Advantage with Guaranteed Income Benefit (version	$1,595.63
	4) ($1,358.44 * ($5,550/$5,175) * (1.15%/1.05%))

The new annual charge for i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) is $1,595.63 which is equal to the current annual charge of $1,358.44 multiplied by the percentage increase of the Guaranteed Income Benefit ($5,550/$5,175) times the per- centage increase to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge (1.15%/1.05%).

If the Lincoln Lifetime IncomeSM Advantage 2.0 percentage charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the date on which the step-up occurred. If we receive this notice, we will decrease the percentage charge,

[Missing Graphic Reference]
on a going forward basis, to the percentage charge in effect before the step-up occurred. If the Guaranteed Income Benefit increased due to the step-up we would decrease the Guaranteed Income Benefit to the Guaranteed Income Benefit in effect before the step-up occurred. Future step-ups as described in the rider would continue.

Deductions for Premium Taxes

Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the contract value, unless the governmental entity dictates otherwise, when incurred, or at another time of our choos- ing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium tax rates generally depend upon the law of your state of residence. The tax rates range from zero to 3.5%.

Other Charges and Deductions

The surrender, withdrawal or transfer of value from a fixed account guaranteed period may be subject to the interest adjustment if applicable. See Fixed Side of the Contract.

The mortality and expense risk and administrative charge of 0.60% of the value in the VAA will be assessed on all variable annuity payouts (except for the i4LIFE ® Advantage, which has a different charge), including options that may be offered that do not have a life contingency and therefore no mortality risk. This charge covers the expense risk and administrative services listed previously in this prospectus. The expense risk is the risk that our costs in providing the services will exceed our revenues from contract charges.

There are additional deductions from and expenses paid out of the assets of the underlying funds that are more fully described in the prospectuses for the funds.

Charges for Lincoln SmartIncomeSM Inflation. There is no charge for Lincoln SmartIncomeSM Inflation unless Unscheduled Pay- ments are taken. The following table describes the Unscheduled Payment charge for the Lincoln SmartIncomeSM Inflation on and after the Annuity Commencement Date. See The Contracts - Annuity Payouts for a complete description of Lincoln SmartIncomeSM Infla- tion.

Lincoln SmartIncomeSM Inflation Unscheduled Payment charge (as a percentage of the Unscheduled Payment)*

Rider Year	1	2	3	4	5	6	7	8
Charge	7%	7%	7%	6%	5%	4%	3%	0%

*A new Rider Year starts on each Rider Date anniversary. The charge is applied only to amounts in excess of the annual 10% Reserve Value free amount. See The Contracts - Annuity Payouts, Annuity Options for a detailed description of Reserve Value.

Unscheduled Payments of up to 10% of the then current Reserve Value may be taken each Rider Year without charge, as long as the then current Reserve Value is greater than zero. The Unscheduled Payment charge is assessed against Unscheduled Payments in excess of 10% of the then current Reserve Value in a Rider Year. Unscheduled Payments that do not exceed on a cumulative basis more than 10% of the then current Reserve Value each year are not subject to an Unscheduled Payment charge. If an Unscheduled Payment is subject to an Unscheduled Payment charge, the charge will be deducted from the Unscheduled Payment so that you will receive less than the amount requested. If the annuitant or secondary life is diagnosed with a terminal illness or confined to an extended care facility after the first Rider Year, then no Unscheduled Payment charges are assessed on any Unscheduled Payment. The Unscheduled Payment charge is also waived upon payment of a death benefit as described in the Lincoln SmartIncomeSM Infla- tion section of this prospectus.

Additional Information

The charges described previously may be reduced or eliminated for any particular contract. However, these reductions may be avail- able only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or admin- istrative services than those originally contemplated in establishing the level of those charges, or when required by law. Lower distri- bution and administrative expenses may be the result of economies associated with:

•	the use of mass enrollment procedures,
•	the performance of administrative or sales functions by the employer,
•	the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees, or
•	any other circumstances which reduce distribution or administrative expenses.

The exact amount of charges and fees applicable to a particular contract will be stated in that contract.

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The Contracts

Purchase of Contracts

If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you through your sales representative. See Distribution of the Contracts.

When a completed application and all other information necessary for processing a purchase order is received in good order at our Home office, an initial purchase payment will be priced no later than two business days after we receive the order. If you submit your application and/or initial purchase payment to your agent, we will not begin processing your purchase order until we receive the appli- cation and initial purchase payment from your agent's broker-dealer. While attempting to finish an incomplete application, we may hold the initial purchase payment for no more than five business days unless we receive your consent to our retaining the payment until the application is completed. If the incomplete application cannot be completed within those five days and we have not received your consent, you will be informed of the reasons, and the purchase payment will be returned immediately. Once the application is complete, we will allocate your initial purchase payment within two business days.

Who Can Invest

To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified and nonqualified plans for which the contracts are designed. At the time of issue, the contractowner, joint owner and annuitant must be under age 86. Certain death benefit options may not be available at all ages. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, photo i.d. or other identifying documents.

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a purchase payment and/or freeze a contractowner's account. This means we could refuse to honor requests for transfers, with- drawals, surrenders or death benefits. Once frozen, monies would be moved from the VAA to a segregated interest-bearing account maintained for the contractowner, and held in that account until instructions are received from the appropriate regulator.

If you are purchasing the contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the contract (including annuity income benefits) before purchasing the contract, since the tax- favored arrangement itself provides tax-deferred growth.

Replacement of Existing Insurance

Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase the contract described in this prospectus. Surrender charges may be imposed on your existing contract and/or a new surrender charge period may be imposed with the purchase of, or transfer into, this contract. An investment representative or tax adviser should be consulted prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.

Purchase Payments

Purchase payments are payable to us at a frequency and in an amount selected by you in the application. The minimum initial pur- chase payment is $10,000. The minimum annual amount for additional purchase payments is $300. The minimum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). If a minimum purchase payment is not submitted, we will contact you to see if additional money will be sent, or if we should return the purchase payment to you. Purchase payments in total may not equal or exceed $2 million without our approval. If you stop making purchase payments, the contract will remain in force as a paid-up contract. However, we may terminate the contract as allowed by your state's non-forfeiture law for individual deferred annuities. Purchase payments may be made or, if stopped, resumed at any time until the annuity commencement date, the surrender of the contract, or the death of the contractowner, whichever comes first. Upon advance written notice, we reserve the right to limit purchase payments made to the contract.

Valuation Date

Accumulation and annuity units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (valuation date). On any date other than a valuation date, the accumulation unit value and the annu- ity unit value will not change.

Allocation of Purchase Payments

Purchase payments allocated to the variable account are placed into the VAA's subaccounts, according to your instructions. You may also allocate purchase payments in the fixed account, if available.

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The minimum amount of any purchase payment which can be put into any one subaccount is $20. The minimum amount of any pur- chase payment which can be put into a fixed account guaranteed period is $2,000, subject to state approval.

If we receive your purchase payment from you or your broker-dealer in good order at our Home Office prior to 4:00 p.m., New York time, we will use the accumulation unit value computed on that valuation date when processing your purchase payment. If we receive your purchase payment in good order at or after 4:00 p.m., New York time, we will use the accumulation unit value computed on the next valuation date. If you submit your purchase payment to your representative, we will generally not begin processing the purchase payment until we receive it from your representative's broker-dealer. If your broker-dealer submits your purchase payment to us through the Depository Trust and Clearing Corporation (DTCC) or, pursuant to terms agreeable to us, uses a proprietary order place- ment system to submit your purchase payment to us, and your purchase payment was placed with your broker-dealer prior to 4:00 p.m., New York time, then we will use the accumulation unit value computed on that valuation date when processing your purchase payment. If your purchase payment was placed with your broker-dealer at or after 4:00 p.m. New York time, then we will use the accu- mulation unit value computed on the next valuation date.

The number of accumulation units determined in this way is not impacted by any subsequent change in the value of an accumulation unit. However, the dollar value of an accumulation unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.

Valuation of Accumulation Units

Purchase payments allocated to the VAA are converted into accumulation units. This is done by dividing the amount allocated by the value of an accumulation unit for the valuation period during which the purchase payments are allocated to the VAA. The accumulation unit value for each subaccount was or will be established at the inception of the subaccount. It may increase or decrease from valua- tion period to valuation period. Accumulation unit values are affected by investment performance of the funds, fund expenses, and the contract charges. The accumulation unit value for a subaccount for a later valuation period is determined as follows:

1.
The total value of the fund shares held in the subaccount is calculated by multiplying the number of fund shares owned by the sub- account at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the valuation period; minus

2.
The liabilities of the subaccount at the end of the valuation period; these liabilities include daily charges imposed on the subac- count, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

3.	The result is divided by the number of subaccount units outstanding at the beginning of the valuation period.
The daily charges imposed on a subaccount for any valuation period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the valuation period. Contracts with different features have different daily charges, and therefore, will have different corresponding accumulation unit values on any given day. In certain circum- stances, and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

Transfers On or Before the Annuity Commencement Date

After the first 30 days from the effective date of your contract, you may transfer all or a portion of your investment from one subac- count to another. A transfer involves the surrender of accumulation units in one subaccount and the purchase of accumulation units in the other subaccount. A transfer will be done using the respective accumulation unit values determined at the end of the valuation date on which the transfer request is received.

Transfers (among the variable subaccounts and as permitted between the variable and fixed accounts) are limited to twelve (12) per contract year unless otherwise authorized by us. Currently, there is no charge for a transfer. This limit does not apply to transfers made under the automatic transfer programs of dollar cost averaging or portfolio rebalancing elected on forms available from us. See Additional Services and the SAI for more information on these programs.

The minimum amount which may be transferred between subaccounts is $300 (or the entire amount in the subaccount, if less than $300). If the transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total balance of the subaccount.

A transfer request may be made to our Home Office using written, telephone, fax, or electronic instructions, if the appropriate authori- zation is on file with us. Our address, telephone number, and Internet address are on the first page of this prospectus. In order to pre- vent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone requests will be recorded and written confirmation of all transfer requests will be mailed to the contractowner on the next valuation date.

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Please note that the telephone and/or electronic devices may not always be available. Any telephone or electronic device, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slow- downs may delay or prevent our processing of your request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by writing to our Home Office.

Requests for transfers will be processed on the valuation date that they are received when they are received in good order at our Home Office before the end of the valuation date (normally 4:00 p.m. New York time). If we receive a transfer request in good order at or after 4:00p.m., New York time, we will process the request using the accumulation unit value computed on the next valuation date.

If your contract offers a fixed account, you may also transfer all or any part of the contract value from the subaccount(s) to the fixed side of the contract, except during periods when (if permitted by your contract) we have discontinued accepting transfers into the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the sub- account if less than $2,000. However, if a transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total amount to the fixed side of the contract.

You may also transfer part of the contract value from a fixed account to the various subaccount(s) subject to the following restric- tions:

•	the sum of the percentages of fixed value transferred is limited to 25% of the value of that fixed account in any twelve month period; and
•	the minimum amount which can be transferred is $300 or the amount in the fixed account.

Transfers of all or a portion of a fixed account (other than automatic transfer programs and i4LIFE ® Advantage transfers) may be sub- ject to interest adjustments, if applicable.

Transfers may be delayed as permitted by the 1940 Act. See Delay of Payments.

Market Timing

Frequent, large, or short-term transfers among subaccounts and the fixed account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our contractowners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the subaccounts and the fixed account that may affect other contractowners or fund shareholders.

In addition, the funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among subaccounts. While we reserve the right to enforce these policies and procedures, contractowners and other persons with interests under the contracts should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds. However, under SEC rules, we are required to: (1) enter into a written agreement with each fund or its principal underwriter that obligates us to provide to the fund promptly upon request certain information about the trading activity of individual contractowners, and (2) execute instructions from the fund to restrict or prohibit further purchases or transfers by specific contractowners who violate the excessive trading policies established by the fund.

You should be aware that the purchase and redemption orders received by the funds generally are "omnibus" orders from intermedi- aries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts.

The omnibus nature of these orders may limit the funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the funds (and thus our contractowners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the funds. In addition, if a fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by contractowners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from subaccount to subaccount to comply with specific fund policies and procedures.

We may increase our monitoring of contractowners who we have previously identified as market timers. When applying the param- eters used to detect market timers, we will consider multiple contracts owned by the same contractowner if that contractowner has been identified as a market timer. For each contractowner, we will investigate the transfer patterns that meet the parameters being

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used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a contractowner has been identified as a "market timer" under our Market Timing Procedures, we will notify the contractowner in writing that future transfers (among the subaccounts and/or the fixed account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, first-class delivery for the remainder of the contract year (or calendar year if the contract is an individual contract that was sold in connection with an employer sponsored plan). Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight deliv- ery or electronic instructions are inadvertently accepted from a contractowner that has been identified as a market timer, upon discov- ery, we will reverse the transaction within 1 or 2 business days. We will impose this "original signature" restriction on that contractowner even if we cannot identify, in the particular circumstances, any harmful effect from that contractowner's particular transfers.

Contractowners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detec- tion. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of contractowners determined to be engaged in such transfer activity that may adversely affect other contractowners or fund share- holders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all contractowners. An exception for any contractowner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us. Some of these older life insur- ance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among subaccounts and the fixed accounts of variable con- tracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose addi- tional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all contractowners or as applicable to all contractowners investing in underlying funds.

Some of the funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judg- ment of the fund's investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds available through the VAA, including any refusal or restriction on purchases or redemptions of the fund shares as a result of the funds' own policies and proce- dures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the trans- action within 1 or 2 business days. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a cer- tain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds. You should read the prospectuses of the funds for more details on their redemption fees and their ability to refuse or restrict purchases or redemptions of their shares.

Transfers After the Annuity Commencement Date

You may transfer all or a portion of your investment in one subaccount to another subaccount or to the fixed side of the contract, as permitted under your contract. Those transfers will be limited to three times per contract year. You may also transfer from a variable annuity payment to a fixed annuity payment. You may not transfer from a fixed annuity payment to a variable annuity payment.

If you select i4LIFE ® Advantage your transfer rights and restrictions for the variable subaccounts and the fixed account during the Access Period are the same as stated in the section of this prospectus called Transfers On or Before the Annuity Commencement Date. During the i4LIFE ® Advantage Lifetime Income Period, you are subject to the rights set forth in the prior paragraph.

Ownership

The owner on the date of issue will be the person or entity designated in the contract specifications. If no owner is designated, the annuitant(s) will be the owner. The owner may name a joint owner.

As contractowner, you have all rights under the contract. According to Indiana law, the assets of the VAA are held for the exclusive benefit of all contractowners and their designated beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Qualified contracts may not be assigned or transferred except as permitted by appli- cable law and upon written notification to us. Non-qualified contracts may not be collaterally assigned. An assignment affects the

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death benefit and living benefits calculated under the contract. We assume no responsibility for the validity or effect of any assign- ment. Consult your tax adviser about the tax consequences of an assignment.

Joint Ownership

If a contract has joint owners, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, inde- pendently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.

Annuitant

The following rules apply prior to the annuity commencement date. You may name only one annuitant [unless you are a tax-exempt entity, then you can name two joint annuitants]. You (if the contractowner is a natural person) have the right to change the annuitant at any time by notifying us of the change. The new annuitant must be under age 86 as of the effective date of the change. This change may cause a reduction in the death benefit on the death of the annuitant. See The Contracts - Death Benefit. A contingent annuitant may be named or changed by notifying us in writing. Contingent annuitants are not allowed on contracts owned by non-natural own- ers. On or after the annuity commencement date, the annuitant or joint annuitants may not be changed and contingent annuitant des- ignations are no longer applicable.

Surrenders and Withdrawals

Before the annuity commencement date, we will allow the surrender of the contract or a withdrawal of the contract value upon your written request on an approved Lincoln distribution request form (available from the Home Office), subject to the rules discussed below. Surrender or withdrawal rights after the annuity commencement date depend on the annuity payout option selected.

The amount available upon surrender/withdrawal is the contract value less any applicable charges, fees, and taxes at the end of the valuation period during which the written request for surrender/withdrawal is received in good order at the Home Office. If we receive a surrender or withdrawal request in good order at or after 4:00 p.m., New York time, we will process the request using the accumula- tion unit value computed on the next valuation date. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all subaccounts within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total contract value. Surrenders and withdrawals from the fixed account may be subject to the interest adjustment. See Fixed Side of the Contract. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the Home Office. The payment may be postponed as permitted by the 1940 Act.

If you request a lump sum surrender and your surrender value is over $10,000, your money will be placed into a SecureLine ® account in your name. You are the owner of the account, and are the only one authorized to transfer proceeds from the account. You may choose to leave the proceeds in this account, or you may begin writing checks immediately.

The SecureLine ® account is a special service that we offer in which your surrender proceeds are placed into an interest-bearing account. Instead of mailing you a check, we will send a checkbook so that you will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine ® account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine ® account. You may request that surrender proceeds be paid directly to you instead of deposited in a SecureLine ® account. Interest credited in the SecureLine ® account is taxable as ordinary income in the year such interest is credited, and is not tax deferred. We recommend that you consult your tax advisor to determine the tax consequences associated with the payment of interest on amounts in the SecureLine ® account.

The tax consequences of a surrender/withdrawal are discussed later in this booklet. See Federal Tax Matters - Taxation of With- drawals and Surrenders.

Additional Services

These are the additional services available to you under your contract: dollar-cost averaging (DCA), automatic withdrawal service (AWS) and portfolio rebalancing. Currently, there is no charge for these services. However, we reserve the right to impose one. In order to take advantage of one of these services, you will need to complete the appropriate election form that is available from our Home office. For further detailed information on these services, please see Additional Services in the SAI.

Dollar-cost averaging allows you to transfer amounts from the DCA fixed account, if available, or certain variable subaccounts into the variable subaccounts on a monthly basis or in accordance with other terms we make available. We reserve the right to discontinue or modify this program at any time. DCA does not assure a profit or protect against loss.

The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your contract value.

Portfolio rebalancing is an option that restores to a pre-determined level the percentage of contract value allocated to each variable account subaccount. The rebalancing may take place monthly, quarterly, semi-annually or annually.

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Only one of the two additional services (DCA and portfolio rebalancing) may be used at one time. For example, you cannot have DCA and portfolio rebalancing running simultaneously.

Death Benefit

The chart below provides a brief overview of how the death benefit proceeds will be distributed if death occurs prior to i4LIFE ® Advantage elections or prior to the annuity commencement date. Refer to your contract for the specific provisions applicable upon death.

UPON DEATH OF:	AND	AND	DEATH BENEFIT PROCEEDS PASS TO:

contractowner	There is a surviving joint owner	The annuitant is living or deceased	joint owner

contractowner	There is no surviving joint owner	The annuitant is living or deceased	designated beneficiary

contractowner	There is no surviving joint owner	The annuitant is living or deceased	contractowner's estate
and the beneficiary predeceases the
contractowner

annuitant	The contractowner is living	There is no contingent annuitant	The youngest contractowner
becomes the contingent annuitant
and the contract continues. The
contractowner may waive* this
continuation and receive the death
benefit proceeds.

annuitant	The contractowner is living	The contingent annuitant is living	contingent annuitant becomes the
annuitant and the contract continues

annuitant**	The contractowner is a trust or other	No contingent annuitant allowed	designated beneficiary
	non-natural person	with non-natural contractowner

*Notification from the contractowner to select the death benefit proceeds must be received within 75 days of the death of the annuitant.

**Death of annuitant is treated like death of the contractowner.

If the contractowner (or a joint owner) or annuitant dies prior to the annuity commencement date, a death benefit may be payable. You can choose the death benefit. Only one death benefit may be in effect at any one time and this election terminates if you elect i4LIFE ® Advantage and have the EEB Death Benefit or elect any other annuitization option. Generally, the more expensive the death benefit the greater the protection.

You should consider the following provisions carefully when designating the beneficiary, annuitant, any contingent annuitant and any joint owner, as well as before changing any of these parties. The identity of these parties under the contract may significantly affect the amount and timing of the death benefit or other amount paid upon a contractowner's or annuitant's death.

You may designate a beneficiary during your lifetime and change the beneficiary by filing a written request with our Home Office. Each change of beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorse- ment of a change of beneficiary.

Upon the death of the contractowner, a death benefit will be paid to the beneficiary. Upon the death of a joint owner, the death benefit will be paid to the surviving joint owner. If the contractowner is a corporation or other non-individual (non-natural person), the death of the annuitant will be treated as death of the contractowner.

If an annuitant who is not the contractowner or joint owner dies, then the contingent annuitant, if named, becomes the annuitant and no death benefit is payable on the death of the annuitant. If no contingent annuitant is named, the contractowner (or younger of joint owners) becomes the annuitant. Alternatively, a death benefit may be paid to the contractowner (and joint owner, if applicable, in equal shares). Notification of the election of this death benefit must be received by us within 75 days of the death of the annuitant. The con- tract terminates when any death benefit is paid due to the death of the annuitant.

Only the contract value as of the valuation date we approve the payment of the death claim is available as a death benefit if a contractowner, joint owner or annuitant was added or changed subsequent to the effective date of this contract unless the change occurred because of the death of a prior contractowner, joint owner or annuitant. If your contract value equals zero, no death benefit will be paid.

Account Value Death Benefit. If you elect the Account Value Death Benefit contract option, we will pay a death benefit equal to the contract value on the valuation date the death benefit is approved by us for payment. No additional death benefit is provided. Once you have selected this death benefit option, it cannot be changed. (Your contract may refer to this benefit as the Contract Value Death Benefit.)

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Guarantee of Principal Death Benefit. If you do not select a death benefit, the Guarantee of Principal Death Benefit will apply to your contract. If the Guarantee of Principal Death Benefit is in effect, the death benefit will be equal to the greater of:

•	The current contract value as of the valuation date we approve the payment of the claim; or
•
The sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value (withdrawals less than or equal to the Guaranteed Annual Income amount under the Lincoln Lifetime IncomeSM Advantage 2.0 rider may reduce the sum of all purchase payments amount on a dollar for dollar basis. See The Contracts - Lincoln Lifetime IncomeSM Advantage 2.0.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the contract value may have a magnified effect on the reduction of the death benefit payable.

All references to withdrawals include deductions for any applicable charges associated with those withdrawals and premium taxes, if any.

Enhanced Guaranteed Minimum Death Benefit (EGMDB). If the EGMDB is in effect, the death benefit paid will be the greatest of:

•	The current contract value as of the valuation date we approve the payment of the claim; or
•
the sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value (withdrawals less than or equal to the Guaranteed Annual Income amount under the Lincoln Lifetime IncomeSM Advantage 2.0 rider may reduce the sum of all purchase payments amount on a dollar for dollar basis. See The Contracts - Lincoln Lifetime IncomeSM Advantage 2.0; or

•
the highest contract value which the contract attains on any contract anniversary (including the inception date) (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the death of the contractowner, joint owner (if applicable) or annuitant for whom the death claim is approved for payment. The highest contract value is increased by purchase payments and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduced the contract value.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the contract value may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for any applicable charges asso- ciated with those withdrawals and premium taxes, if any.

The EGMDB is not available under contracts issued to a contractowner, or joint owner or annuitant, who is age 80 or older at the time of issuance.

You may discontinue the EGMDB at any time by completing the Death Benefit Discontinuance form and sending it to our Home Office. The benefit will be discontinued as of the valuation date we receive the request, and the Guarantee of Principal Death Benefit will apply. We will deduct the charge for the Guarantee of Principal Death Benefit as of that date. See Charges and Other Deductions.

Estate Enhancement Benefit Rider (EEB Rider). The amount of death benefit payable under this Rider is the greatest of the following amounts:

The contract value as of the valuation date we approve the payment of the claim; or

The sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value (withdrawals less than or equal to the Guaranteed Annual Income amount under the Lincoln Lifetime IncomeSM Advantage 2.0 rider may reduce the sum of all purchase payments amount on a dollar for dollar basis. See The Contracts - Lincoln Lifetime IncomeSM Advantage 2.0; or

The highest contract value on any contract anniversary (including the inception date) (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased contractowner, joint owner (if appli- cable), or annuitant and prior to the death of the contractowner, joint owner or annuitant for whom a death claim is approved for payment. The highest contract value is adjusted for certain transactions. It is increased by purchase payments made on or after that contract anniversary on which the highest contract value is obtained. It is decreased by withdrawals subsequent to that con- tract anniversary date in the same proportion that withdrawals reduced the contract value; or

The current contract value as of the valuation date we approve the payment of the claim plus an amount equal to the Enhance- ment Rate times the lesser of:

the contract earnings; or

the covered earnings limit.
Note: If there are no contract earnings, there will not be an amount provided under this item.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the contract value may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for any applicable charges asso- ciated with that withdrawal and premium taxes, if any.

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The Enhancement Rate is based on the age of the oldest contractowner, joint owner (if applicable), or annuitant on the date when the Rider becomes effective. If the oldest is under age 70, the rate is 40%. If the oldest is age 70 to 75, the rate is 25%. The EEB Rider is not available if the oldest contractowner, joint owner (if applicable), or annuitant is age 76 or older at the time the Rider would become effective.

Contract earnings equal:

•	the contract value as of the date of death of the individual for whom a death claim is approved by us for payment; minus
•	the contract value as of the effective date of this Rider (determined before the allocation of any purchase payments on that date); minus
•	each purchase payment that is made to the contract on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment; plus
•
any contractual basis that has previously been withdrawn, which is the amount by which each withdrawal made on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract earnings immediately prior to the withdrawal.

The previously withdrawn contractual basis associated with each withdrawal made on or after the effective date of the rider is an amount equal to the greater of $0 and (A), where

(A)	is the amount of the withdrawal minus the greater of $0 and (B); where

(B)	is the result of [(i) - (ii)]; where

(i)	is the contract value immediately prior to the withdrawal; and

(ii)	is the amount of purchase payments made into the contract prior to the withdrawal. The covered earnings limit equals 200% of:
•	the contract value as of the effective date of this Rider (determined before the allocation of any purchase payments on that date); plus
•
each purchase payment that is made to the contract on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment, and prior to the contract anniversary immediately preceding the 76th birthday of the oldest of the contractowner, joint owner (if applicable) or annuitant; minus

•
any contractual basis that has previously been withdrawn, which is the amount by which each withdrawal made on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract earnings immediately prior to the withdrawal.

The previously withdrawn contractual basis associated with each withdrawal made on or after the effective date of the rider is an amount equal to the greater of $0 and (A), where

(A)	is the amount of the withdrawal minus the greater of $0 and (B); where

(B)	is the result of [(i) - (ii)]; where

(i)	is the contract value immediately prior to the withdrawal; and

(ii)	is the amount of purchase payments made into the contract prior to the withdrawal.
The EEB Rider may not be available in all states. Please check with your investment representative regarding availability of this rider. Contracts purchased after the Rider becomes available in your state may only elect the Rider at the time of purchase.

The EEB Rider may not be terminated unless you surrender the contract or the contract is in the annuity payout period.

General Death Benefit Information

Only one of these death benefit elections may be in effect at any one time and these elections terminate if you elect i4LIFE ® Advantage.

If there are joint owners, upon the death of the first contractowner, we will pay a death benefit to the surviving joint owner. The surviv- ing joint owner will be treated as the primary, designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary. If the surviving joint owner is the spouse of the deceased joint owner, he/she may continue the contract as sole contractowner. Upon the death of the spouse who continues the contract, we will pay a death benefit to the desig- nated beneficiary(s).

If the beneficiary is the spouse of the contractowner, then the spouse may elect to continue the contract as the new contractowner. Pursuant to the Federal Defense of Marriage Act, same-sex marriages are not recognized for purposes of federal law. Therefore, the favorable tax treatment provided by federal tax law to an opposite-sex spouse is not available to a same-sex spouse. Same-sex spouses should consult a tax advisor prior to purchasing annuity products that provide benefits based upon status as a spouse, and

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prior to exercising any spousal rights under an annuity. Should the surviving spouse elect to continue the contract, a portion of the death benefit may be credited to the contract. Any portion of the death benefit that would have been payable (if the contract had not been continued) that exceeds the current contract value on the date the surviving spouse elects to continue will be added to the con- tract value. If the contract is continued in this way, the death benefit in effect at the time the beneficiary elected to continue the con- tract will remain as the death benefit.

If the EEB Rider is in effect, the Enhancement Rate for future benefits will be based on the age of the older of the surviving spouse or the annuitant at the time the EEB is paid into the contract. The contract earnings and the covered earnings limit will be reset, treating the current contract value (after crediting any death benefit amount into the contract as described above) as the initial deposit for pur- poses of future benefit calculations. If either the surviving spouse or the surviving annuitant is 76 or older, the EEB death benefit will be reduced to the EGMDB for a total annual charge of 0.90% .

The value of the death benefit will be determined as of the valuation date we approve the payment of the claim. Approval of payment will occur upon our receipt of a claim submitted in good order. To be in good order, we require all the following:

1.	proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us, of the death; and

2.	written authorization for payment; and

3.	all required claim forms, fully completed (including selection of a settlement option).
Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be tax- able. See Federal Tax Matters.

Unless otherwise provided in the beneficiary designation, one of the following procedures will take place on the death of a beneficiary:

•	If any beneficiary dies before the contractowner, that beneficiary's interest will go to any other beneficiaries named, according to their respective interests; and/or
•	If no beneficiary survives the contractowner, the proceeds will be paid to the contractowner's estate.

If the beneficiary is a minor, court documents appointing the guardian/custodian may be required.

Unless the contractowner has already selected a settlement option, the beneficiary may choose the method of payment of the death benefit. The death benefit payable to the beneficiary or joint owner must be distributed within five years of the contractowner's date of death unless the beneficiary begins receiving within one year of the contractowner's death the distribution in the form of a life annuity or an annuity for a designated period not extending beyond the beneficiary's life expectancy.

Upon the death of the annuitant, Federal tax law requires that an annuity election be made no later than 60 days after we have approved the death claim for payment.

If the death benefit becomes payable, the recipient may elect to receive payment either in the form of a lump sum settlement or an annuity payout. If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim sub- ject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

In the case of a death of one of the parties to the annuity contract, if the recipient of the death benefit has elected a lump sum settle- ment and the contract value is over $10,000, the proceeds will be placed into the interest-bearing account in the recipient's name as the owner of the account. The SecureLine ® account allows the recipient additional time to decide how to manage death benefit pro- ceeds with the balance earning interest from the day the account is opened. SecureLine ® is not a method of deferring taxation.

The SecureLine ® account is a special service that we offer in which the death benefit proceeds are placed into an interest-bearing account. Instead of mailing you (or the recipient of the death proceeds) a check, we will send a checkbook so that you (or the death proceeds recipient) will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine ® account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine ® account. The recipient of death benefit proceeds may request to receive the proceeds in the form of a check rather than a deposit into the SecureLine ® account. Interest in the SecureLine ® account is taxable as ordinary income in the year such interest is credited, and is not tax-deferred. We recommend that you consult your tax advisor to determine the tax consequences associated with the payment of interest on amounts in the SecureLine ® account.

Investment Requirements

If you purchase a Living Benefit rider (Lincoln Lifetime IncomeSM Advantage 2.0, 4LATER ® Advantage, Lincoln SmartSecurity ® Advan- tage, or the Guaranteed Income Benefit under i4LIFE ® Advantage), you will be subject to Investment Requirements, which means you will be limited in how much you can invest in certain subaccounts of your contract. Currently, if you purchase i4LIFE ® without the Guaranteed Income Benefit, you will not be subject to any Investment Requirements, although we reserve the right to impose Invest- ment Requirements for this rider in the future.

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We have divided the subaccounts of your contract into groups and have specified the minimum or maximum percentages of contract value that must be in each group at the time you purchase the rider (or when the rider Investment Requirements are enforced, if later). Some subaccounts are not available to you if you purchase certain riders. The Investment Requirements may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if the Investment Require- ments are consistent with your investment objectives.

You can select the percentages of contract value (includes Account Value if i4LIFE ® Advantage is in effect) to allocate to individual subaccounts within each group, but the total investment for all subaccounts within the group must comply with the specified mini- mum or maximum percentages for that group.

In accordance with these Investment Requirements, you agree to be automatically enrolled in the portfolio rebalancing option under your contract and thereby authorize us to automatically rebalance your contract value on a periodic basis. On each quarterly anniver- sary of the effective date of the Rider, we will rebalance your contract value, on a pro-rata basis, based on your allocation instructions in effect at the time of the rebalancing. Any reallocation of contract value among the subaccounts made by you prior to a rebalancing date will become your allocation instructions for rebalancing purposes. Confirmation of the rebalancing will appear on your quarterly statement and you will not receive an individual confirmation after each reallocation. If we rebalance contract value from the subaccounts and your allocation instructions do not contain any subaccounts that meet the Investment Requirements then that por- tion of the rebalanced contract value that does not meet the Investment Requirements will be allocated to the Delaware VIP Limited- Term Diversified Income Series as the default investment option or any other subaccount that we may designate for that purpose. These investments will become your allocation instructions until you tell us otherwise.

We may change the list of subaccounts in a group, change the number of groups, change the minimum or maximum percentages of contract value allowed in a group, change the investment options that are or are not available to you, or change the rebalancing fre- quency at any time in our sole discretion. You will be notified at least 30 days prior to the date of any change. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under these Riders. Our decision to make modifications will be based on several factors including the general market conditions and the style and investment objectives of the subaccount investments.

At the time you receive notice of a change to the Investment Requirements, you may:

1.	drop the applicable rider immediately, without waiting for a termination event if you do not wish to be subject to these Investment Requirements; or

2.	submit your own reallocation instructions for the contract value, before the effective date specified in the notice, so that the Invest- ment Requirements are satisfied; or

3.
take no action and be subject to the quarterly rebalancing as described above. If this results is a change to your allocation instruc- tions, then these will be your new allocation instructions until you tell us otherwise.

At this time, the subaccount groups are as follows:
Group 1		Group 2
Investments must be at least 30% of contract value		Investments cannot exceed 70% of contract value or Account Value or Account Value
1.	LVIP Delaware Bond Fund	All other funds except as described below.
2.	Delaware VIP Limited-Term Diversified Income
Series
3.	Delaware VIP Diversified Income Series
4.	LVIP SSgA Bond Index Fund
5.	LVIP Global Income Fund
6.	LVIP Total Bond Fund
7.	LVIP Delaware Diversified Floating Rate Fund
8.	LVIP BlackRock Inflation Protected Bond Fund

Group 3

Investments cannot exceed 10% of contract value or Account Value

1.	Delaware VIP Emerging Markets Series

2.	LVIP SSgA Emerging Markets 100 Fund

3.	Delaware VIP REIT Series

4.	LVIP Cohen & Steers Global Real Estate Fund

5.	MFS VIT Utilities Series

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6.	AllianceBernstein VPS Global Thematic Growth Portfolio

7.	DWS Alternative Asset Allocation Plus VIP Portfolio
To satisfy these Investment Requirements, you may allocate 100% of your contract value among the funds on the following list. If you allocate less than 100% of contract value to or among these funds, then these funds will be considered as part of Group 1 or 2 above, as applicable, and you will be subject to the Group 1 or 2 restrictions. The PIMCO VIT CommodityRealReturn ® Strategy Portfolio and the fixed accounts are not available with these riders. The fixed account is only available for dollar cost averaging.

BlackRock Global Allocation VI Fund	LVIP SSgA Conservative Structured Allocation Fund
Delaware VIP Diversified Income Series	LVIP SSgA Moderate Index Allocation Fund
Delaware VIP Limited-Term Diversified Income Series	LVIP SSgA Moderate Structured Allocation Fund
LVIP BlackRock Inflation Protected Bond Fund	LVIP SSgA Moderately Aggressive Index Allocation Fund
LVIP Delaware Bond Fund	LVIP SSgA Moderately Aggressive Structured Allocation Fund
LVIP Delaware Diversified Floating Rate Fund	LVIP Total Bond Fund
LVIP Global Income Fund	LVIP Wilshire Conservative Profile Fund
LVIP SSgA Bond Index Fund	LVIP Wilshire Moderate Profile Fund
LVIP SSgA Global Tactical Allocation Fund	LVIP Wilshire Moderately Aggressive Profile Fund
LVIP SSgA Conservative Index Allocation Fund

Living Benefit Riders

The optional Living Benefit riders offered under this variable annuity contract - Lincoln Lifetime IncomeSM Advantage 2.0, Lincoln SmartSecurity ® Advantage, i4LIFE ® Advantage with the Guaranteed Income Benefit (version 4) and 4LATER ® Advantage - are described in the following sections. The riders offer either a minimum withdrawal benefit (Lincoln Lifetime IncomeSM Advantage 2.0, and Lincoln SmartSecurity ® Advantage) or a minimum annuity payout (i4LIFE ® Advantage and 4LATER ® Advantage) You may not elect more than one Living Benefit rider at a time. Upon election of a Living Benefit rider, you will be subject to Investment Require- ments (unless you elect i4LIFE ® Advantage without the Guaranteed Income Benefit (version 4)). The overview chart provided with this prospectus provides a brief description and comparison of each Living Benefit rider. Excess withdrawals under certain Living Benefit riders may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an excess withdrawal will reduce your future guaranteed amounts, you should contact either your registered representative or us prior to requesting a withdrawal to find out what, if any, impact the excess withdrawal will have on any guarantees under the Living Benefit rider. Terms and conditions may change after the contract is purchased.

Lincoln Lifetime IncomeSM Advantage 2.0

The Lincoln Lifetime IncomeSM Advantage 2.0 is a Living Benefit rider available for purchase in your contract that provides:

•
Guaranteed lifetime periodic withdrawals up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base (a value equal to either your initial purchase payment or contract value, if elected after the contract's effective date);

•	A 5% Enhancement to the Income Base if greater than an Automatic Annual Step-up so long as no withdrawals are made in that year and the rider is within a ten-year Enhancement period;
•	Automatic Annual Step-ups of the Income Base to the contract value if the contract value is equal to or greater than the Income Base after the 5% Enhancement;
•	Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).

Please note any withdrawals made prior to age 55 or that exceed the Guaranteed Annual Income amount or that are not payable to the contractowner or contractowner's bank account (or to the annuitant or the annuitant's bank account, if the owner is a non- natural person) (Excess Withdrawals) may significantly reduce your Income Base as well as your Guaranteed Annual Income amount by an amount greater than the dollar amount of the Excess Withdrawal and may terminate the rider and contract if the Income Base is reduced to zero.

In order to purchase Lincoln Lifetime IncomeSM Advantage 2.0 the purchase payment or contract value (if purchased after the contract is issued) must be at least $25,000. This rider provides guaranteed, periodic withdrawals for your life as contractowner/annuitant (single life option) or for the lives of you as contractowner/annuitant and your spouse as joint owner (joint life option) regardless of the investment performance of the contract, provided that certain conditions are met. An Income Base is used to calculate the Guaran- teed Annual Income payment from your contract, but is not available as a separate benefit upon death or surrender. The Income Base is equal to the initial purchase payment (or contract value if elected after contract issue), increased by subsequent purchase pay- ments, Automatic Annual Step-ups and 5% Enhancements, and decreased by Excess Withdrawals in accordance with the provisions

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set forth below. After the first anniversary of the rider effective date, cumulative additional purchase payments into the contract will be limited to an amount equal to $100,000 without Home Office approval. No additional purchase payments are allowed if the contract value decreases to zero for any reason. No additional purchase payments are allowed after the Nursing Home Enhancement is requested and approved by us (described later in this prospectus).

This rider provides for guaranteed, periodic withdrawals up to the Guaranteed Annual Income amount commencing after the younger of you or your spouse (joint life option) reach age 55. The Guaranteed Annual Income payments are based upon specified percentages of the Income Base. The specified withdrawal percentages of the Income Base are age based and may increase over time. With the single life option, you may receive Guaranteed Annual Income payments for your lifetime. If you purchase the joint life option, Guaran- teed Annual Income amounts for the lifetimes of you and your spouse will be available.

Withdrawals in excess of the Guaranteed Annual Income amount or that are made prior to age 55 or that are not payable to the contractowner or contractowner's bank account (or to the annuitant or the annuitant's bank account, if the owner is a non-natural per- son) (Excess Withdrawals) may significantly reduce your Income Base and your Guaranteed Annual Income payments by an amount greater than the dollar amount of the Excess Withdrawal and may terminate the Income Base, rider and the contract. Withdrawals will also negatively impact the availability of the 5% Enhancement. These options are discussed below in detail.

Lincoln Life offers other optional riders available for purchase with its variable annuity contracts. These riders provide different meth- ods to take income from your contract value and may provide certain guarantees. There are differences between the riders in the fea- tures provided as well as the charge structure. In addition, the purchase of one rider may impact the availability of another rider. Infor- mation about the relationship between Lincoln Lifetime IncomeSM Advantage 2.0 and these other riders is included later in this discussion. Not all riders will be available at all times. You may consider purchasing the Lincoln Lifetime IncomeSM Advantage 2.0 if you want a guaranteed lifetime income payment that may grow as you get older and may increase through the Automatic Annual Step-up or 5% Enhancement. The cost of the Lincoln Lifetime IncomeSM Advantage 2.0 may be higher than other Living Benefit riders that you may purchase in your contract. The age at which you may start receiving the Guaranteed Annual Income amount may be dif- ferent than the ages that you may receive guaranteed payments under other riders.

Availability. The Lincoln Lifetime IncomeSM Advantage 2.0 is available for purchase with new and existing nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. The contractowner/annuitant as well as the spouse under the joint life option must be under age 86 at the time this rider is elected. You cannot elect the rider and any other living benefit rider offered in your contract at the same time (Lincoln SmartSecurity ® Advantage or 4LATER ® Advantage). You may not elect the rider if you have also elected i4LIFE ® Advan- tage or Lincoln SmartIncomeSM Inflation, both annuity payout options. You must wait at least 12 months after terminating Lincoln SmartSecurity ® Advantage, 4LATER ® Advantage or any other living benefits we may offer in the future before electing Lincoln Lifetime IncomeSM Advantage 2.0. See The Contracts - Lincoln SmartSecurity ® Advantage, 4LATER ® Advantage, i4LIFE ® Advantage and Annu- ity Payouts - Lincoln SmartIncomeSM Inflation for more information. There is no guarantee that the Lincoln Lifetime IncomeSM Advan- tage 2.0 will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. The availabil- ity of this rider will depend upon your state's approval of this rider. Check with your registered representative regarding availability.

If you purchase the Lincoln Lifetime IncomeSM Advantage 2.0 you will be limited in your ability to invest within the subaccounts offered within your contract. You will be required to adhere to Investment Requirements. In addition, the fixed account is not avail- able except for use with dollar cost averaging. See Investment Requirements.

If the rider is elected at contract issue, then the rider will be effective on the contract's effective date. If the rider is elected after the contract is issued (by sending a written request to our Home Office), the rider will be effective on the next valuation date following approval by us.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that.

Income Base. The Income Base is a value used to calculate your Guaranteed Annual Income amount. The Income Base is not avail- able to you as a lump sum withdrawal or a death benefit. The initial Income Base varies based on when you elect the rider. If you elect the rider at the time you purchase the contract, the initial Income Base will equal your initial purchase payment. If you elect the rider after we issue the contract, the initial Income Base will equal the contract value on the effective date of the rider. The maximum Income Base is $10,000,000. This maximum takes into consideration the total Income Bases and Guaranteed Amounts from all Lin- coln Life contracts (or contracts issued by our affiliates) in which you (and/or spouse if joint life option) are the covered lives under any other Living Benefit riders. See The Contracts - 4LATER ® Advantage and Lincoln SmartSecurity ® Advantage.

Additional purchase payments automatically increase the Income Base by the amount of the purchase payment (not to exceed the maximum Income Base); for example, a $10,000 additional purchase payment will increase the Income Base by $10,000. After the first anniversary of the rider effective date, cumulative additional purchase payments into the contract will be limited to an amount equal to $100,000 without Home Office approval. If we grant approval to exceed the $100,000 additional purchase payment restric- tion, the charge will change to the then current charge in effect on the next Benefit Year anniversary. Additional purchase payments will not be allowed if the contract value decreases to zero for any reason including market loss.

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Excess Withdrawals reduce the Income Base as discussed below. Withdrawals less than or equal to the Guaranteed Annual Income amount will not reduce the Income Base.

Since the charge for the rider is based on the Income Base, the cost of the rider increases when additional purchase payments, Auto- matic Annual Step-ups and 5% Enhancements are made, and the cost decreases as Excess Withdrawals are made because these transactions all adjust the Income Base. In addition, the percentage charge may change when Automatic Annual Step-ups or 5% Enhancements occur as discussed below or additional purchase payments occur. See Charges and Other Deductions - Lincoln Life- time IncomeSM Advantage 2.0 Charge.

5% Enhancement to the Income Base. On each Benefit Year anniversary, the Income Base, minus purchase payments received in that year, will be increased by 5% if the contract owner/annuitant (as well as the spouse if the joint life option is in effect) are under age 86, if there were no withdrawals in that year and the rider is within a 10-year Enhancement period described below. If during any 10-year Enhancement period there are no Automatic Annual Step-ups the 5% Enhancements will stop at the end of the Enhancement period and will not restart until the next Benefit Year anniversary following the Benefit Year anniversary upon which an Automatic Annual Step-up occurs. Any purchase payment made after the initial purchase payment will be added immediately to the Income Base and will result in an increased Guaranteed Annual Income amount but must be invested in the contract at least one Benefit Year before it will be used in calculating the 5% Enhancement. Any purchase payments made within the first 90 days after the effective date of the rider will be included in the Income Base for purposes of calculating the 5% Enhancement on the first Benefit Year anniversary.

If you decline an Automatic Annual Step-up during the first ten Benefit Years, you will continue to be eligible for the 5% Enhance- ments through the end of the current Enhancement Period, but the charge could increase to the then current charge on any 5% Enhancements after the 10th Benefit Year Anniversary. You will have the option to opt out of the Enhancements after the 10th Benefit Year. In order to be eligible to receive further 5% Enhancements the contractowner/annuitant (single life option), or the contractowner and spouse (joint life option) must still be living and be under age 86.

Note: The 5% Enhancement is not available in any year there is a withdrawal from contract value including a Guaranteed Annual Income payment. A 5% Enhancement will occur in subsequent years only under certain conditions. If you are eligible (as defined below) for the 5% Enhancement in the next year, the Enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Income Base (assuming no withdrawals):

Initial purchase payment = $100,000; Income Base = $100,000

Additional purchase payment on day 30 = $15,000; Income Base = $115,000

Additional purchase payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year Anniversary, the Income Base will not be less than $130,750 ($115,000 times 1.05%=$120,750 plus $10,000). The $10,000 purchase payment on day 95 is not eligible for the 5% Enhancement until the 2nd Benefit Year Anniversary.

The 5% Enhancement will be in effect for 10 years (the Enhancement period) from the effective date of the rider. A new Enhancement period will begin each time an Automatic Annual Step-up to the contract value occurs as described below. As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the Automatic Annual Step-up and the 5% Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5% Enhancement or the Auto- matic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10,000,000.

You will not receive the 5% Enhancement on any Benefit Year anniversary in which there is a withdrawal, including a Guaranteed Annual Income payment from the contract during that Benefit Year. The 5% Enhancement will occur on the following Benefit Year anniversary if no further withdrawals are made from the contract and the rider is within the Enhancement period.

An example of the impact of a withdrawal on the 5% Enhancement is included in the Withdrawal Amounts section below.

If during the first ten Benefit years your Income Base is increased by the 5% Enhancement on the Benefit Year anniversary, your per- centage charge for the rider will not change on the Benefit Year anniversary. However, the amount you pay for the rider will increase since the charge for the rider is based on the Income Base. After the tenth Benefit Year anniversary the annual rider percentage charge may increase to the current charge each year if the Income Base increases as a result of the 5% Enhancement, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. See Charges and Other Deductions - Lin- coln Lifetime IncomeSM Advantage 2.0 Charge.

If your percentage charge for this rider is increased due to a 5% Enhancement that occurs after the tenth rider year anniversary, you may opt-out of the 5% Enhancement by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your percentage charge for the rider to change. This opt-out will only apply for this particular 5% Enhancement. You will need to notify us each time thereafter if you do not want the 5% Enhancement. You may not opt-out of the 5% Enhancement if the current charge for the rider increases due to additional purchase payment made during that Benefit Year that exceeds the $100,000 purchase payment restriction after the first Benefit Year. See Income Base section for more details.

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Automatic Annual Step-ups of the Income Base. The Income Base will automatically step-up to the contract value on each Benefit Year anniversary if:

a.	the contractowner/annuitant (single life option), or the contractowner and spouse (joint life option) are still living and under age 86; and

b.
the contract value on that Benefit Year anniversary, after the deduction of any withdrawals (including the rider charge), plus any purchase payments made on that date is equal to or greater than the Income Base after the 5% Enhancement (if any).

Each time the Income Base is stepped up to the current contract value as described above, your percentage charge for the rider will be the current charge for the rider, not to exceed the guaranteed maximum charge. Therefore, your percentage charge for this rider could increase every Benefit Year anniversary. See Charges and Other Deductions - Lincoln Lifetime IncomeSM Advantage 2.0 Charge.

Each time the Automatic Annual Step-up occurs a new 10-year Enhancement period starts. The Automatic Annual Step-up is available even in those years when a withdrawal has occurred.

If your percentage charge for this rider is increased upon an Automatic Annual Step-up, you may opt-out of the Automatic Annual Step-up by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your percentage charge for the rider to change. This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the percentage charge increases if you do not want the Step-up.

As stated above, if you decline an Automatic Annual Step-up during the first ten Benefit Years, you will continue to be eligible for the 5% Enhancements through the end of the current Enhancement Period, but the charge could increase to the then current charge on any 5% Enhancements after the 10th Benefit Year anniversary. You will have the option to opt out of the Enhancements after the 10th Benefit Year. See the earlier Income Base section. You may not opt-out of the Automatic Annual Step-up if an additional purchase pay- ment made during that Benefit Year caused the charge for the rider to increase to the current charge.

Following is an example of how the Automatic Annual Step-ups and the 5% Enhancement will work (assuming no withdrawals or additional purchase payments):

		Income Base with		Potential for Charge
	Contract Value	5% Enhancement	Income Base	to Change
Initial Purchase Payment $50,000	$50,000	N/A	$50,000	N/A
1st Benefit Year Anniversary	$54,000	$52,500	$54,000	Yes
2nd Benefit Year Anniversary	$53,900	$56,700	$56,700	No
3rd Benefit Year Anniversary	$57,000	$59,535	$59,535	No
4th Benefit Year Anniversary	$64,000	$62,512	$64,000	Yes

On the 1st Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the contract value of $54,000 since the increase in the contract value is greater than the 5% Enhancement amount of $2,500 (5% of $50,000). On the 2nd Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the 3rd Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700=$2,835). On the 4th Benefit Year anniversary, the Automatic Annual Step-up to the contract value was greater than the 5% Enhancement amount of $2,977 (5% of $59,535). An Automatic Annual Step-up cannot increase the Income Base beyond the maximum Income Base of $10,000,000.

Withdrawal Amount. You may make periodic withdrawals up to the Guaranteed Annual Income amount each Benefit Year for your (contractowner) lifetime (single life option) or the lifetimes of you and your spouse (joint life option) as long as your Guaranteed Annual Income amount is greater than zero. You may start taking Guaranteed Annual Income withdrawals when you (single life option) or the younger of you and your spouse (joint life option) turn age 55.

The initial Guaranteed Annual Income amount is calculated when you purchase the rider. If you (or younger of you and your spouse if the joint life option is elected) are under age 55 at the time the rider is elected the initial Guaranteed Annual Income amount will be zero. If you (or the younger of you and your spouse if the joint life option is elected) are age 55 or older at the time the rider is elected the initial Guaranteed Annual Income amount will be equal to a specified percentage of the Income Base. The specified percentage of the Income Base will be based on your age (or younger of you and your spouse if the joint life option is elected). Upon your first with- drawal the Guaranteed Annual Income percentage is based on your age (single life option) or the younger of you and your spouse's age (joint life option) at the time of the withdrawal. For example, if you purchase the rider at age 57, your Guaranteed Annual Income percentage is 4%. If you waited until you were age 60 (single life option) to make your first withdrawal your Guaranteed Annual Income percentage would be 5%. During the first Benefit Year the Guaranteed Annual Income amount is calculated using the Income Base as of the effective date of the rider (including any purchase payments made within the first 90 days after the effective date of the rider). After the first Benefit Year anniversary we will use the Income Base calculated on the most recent Benefit Year anniversary for calculating the Guaranteed Annual Income amount. After your first withdrawal the Guaranteed Annual Income amount percentage will only increase on a Benefit Year Anniversary if after there has been an Automatic Annual Step-up on or after you have reached an appli- cable higher age band. If you have reached an applicable age band and there has not been an Automatic Annual Step-up then the

[Missing Graphic Reference]
Guaranteed Annual Income amount percentage will not increase until the next Automatic Annual Step-up occurs. If you do not with- draw the entire Guaranteed Annual Income amount during a Benefit Year, there is no carryover of the extra amount into the next Ben- efit Year.

Guaranteed Annual Income Percentages by Ages
	Guaranteed	Age (Joint Life	Guaranteed Annual Income
Age (Single	Annual Income amount	Option - younger of	amount percentage
Life Option)	percentage (single life option)	you and your spouse's age)	(joint life option)
At least 55 and under 59 1/2	4%	55-64	4%
59 1/2+	5%	65+	5%

If your contract value is reduced to zero because of market performance or rider charges, withdrawals equal to the Guaranteed Annual Income amount will continue automatically for your life (and your spouse's life if applicable) under the Guaranteed Annual Income Annuity Payout Option. You may not withdraw the remaining Income Base in a lump sum. You will not be entitled to the Guaranteed

Annual Income amount if the Income Base is reduced to zero as a result of an Excess Withdrawal. If the Income Base is reduced to zero due to an Excess Withdrawal the rider and contract will terminate. If the contract value is reduced to zero due to an Excess Withdrawal the rider and contract will terminate.

Withdrawals equal to or less than the Guaranteed Annual Income amount will not reduce the Income Base. All withdrawals you make will decrease the contract value.

The following example shows the calculation of the Guaranteed Annual Income amount and how withdrawals less than or equal to the Guaranteed Annual Income amount affect the Income Base and the contract value. The contractowner is age 58 (4% Guaranteed Annual Income percentage for single life option) on the rider's effective date, and makes an initial purchase payment of $200,000 into the contract:

Contract value on the rider's effective date	$200,000
Income Base on the rider's effective date	$200,000
Initial Guaranteed Annual Income amount on the rider's	$ 8,000
effective date ($200,000 x 4%)
Contract value six months after rider's effective date	$210,000
Income Base six months after rider's effective date	$200,000
Withdrawal six months after rider's effective date when	$ 8,000
contractowner is still age 58
Contract value after withdrawal ($210,000 - $8,000)	$202,000
Income Base after withdrawal ($200,000 - $0)	$200,000
Contract value on first Benefit Year anniversary	$205,000
Income Base on first Benefit Year anniversary	$205,000
Guaranteed Annual Income amount on first Benefit Year	$ 8,200
anniversary

Since there was a withdrawal during the first year the 5% Enhancement is not available but the Automatic Annual Step-up was avail- able and increased the Income Base to the contract value of $205,000. On the first anniversary of the rider's effective date the Guaran- teed Annual Income amount is $8,200 (4% x $205,000).

Purchase payments added to the contract subsequent to the initial purchase payment will increase the Guaranteed Annual Income amount by an amount equal to the applicable Guaranteed Annual Income amount percentage multiplied by the amount of the subse- quent purchase payment. For example, assuming a contractowner is age 58 (single life option), if the Guaranteed Annual Income amount of $2,000 (4% of $50,000 Income Base) is in effect and an additional purchase payment of $10,000 is made, the new Guaran- teed Annual Income amount that Benefit Year is $2,400 ($2,000 + 4% of $10,000). The Guaranteed Annual Income payment amount will be recalculated immediately after a purchase payment is added to the contract.

Cumulative additional purchase payments into the contract that exceed $100,000 after the first anniversary of the rider effective date must receive Home Office approval. Additional purchase payments will not be allowed if the contract value is zero. No additional pur- chase payments are allowed after the Nursing Home Enhancement is requested and approved by us (described below).

5% Enhancements and Automatic Annual Step-ups will increase the Income Base and thus the Guaranteed Annual Income amount. The Guaranteed Annual Income amount after the Income Base is adjusted either by a 5% Enhancement or an Automatic Annual Step-up will be equal to the adjusted Income Base multiplied by the applicable Guaranteed Annual Income percentage.

Nursing Home Enhancement. The Guaranteed Annual Income amount will be increased to 10%, called the Nursing Home Enhance- ment, during a Benefit Year when the contractowner/annuitant is age 65 or older or the youngest of the contractowner and spouse is age 65 or older (joint life option), and one is admitted into an accredited nursing home or equivalent health care facility. The Nursing

[Missing Graphic Reference]
Home Enhancement applies if the admittance into such facility occurs 60 months or more after the effective date of the rider, the indi- vidual was not in the nursing home in the year prior to the effective date of the rider, and upon entering the nursing home, the person has been then confined for at least 90 consecutive days. For the joint life option the Nursing Home Enhancement is available only on the first life to enter the nursing home. If no withdrawal has been taken since the rider's effective date, the Nursing Home Enhance- ment will be available when the contractowner/annuitant is age 65 or the youngest of the contractowner and spouse is age 65 (joint life option). If a withdrawal has been taken since the rider's effective date, the Nursing Home Enhancement will be available on the next Benefit Year anniversary after the contractowner/annuitant is age 65 or the youngest of the contractowner and spouse is age 65 (joint life option).

You may request the Nursing Home Enhancement by filling out a request form provided by us. Proof of nursing home confinement will be required each year. If you leave the nursing home, your Guaranteed Annual Income amount will be reduced to the amount you would otherwise be eligible to receive starting after the next Benefit Year anniversary. Any withdrawals made prior to the entrance into a nursing home and during the Benefit Year that the Nursing Home Enhancement commences, will reduce the amount available that year for the Nursing Home Enhancement. Purchase payments may not be made into the contract after a request for the Nursing Home Enhancement is approved by us and any purchase payments made either in the 12 months prior to entering the nursing home or while you are residing in a nursing home will not be included in the calculation of the Nursing Home Enhancement.

The requirements of an accredited nursing home or equivalent health care facility are set forth in the Nursing Home Enhancement Claim Form. The criteria for the facility include, but are not limited to: providing 24 hour a day nursing services; an available physician; an employed nurse on duty or call at all times; maintains daily clinical records; and able to dispense medications. This does not include an assisted living or similar facility. The admittance to a nursing home must be pursuant to a plan of care provided by a licensed health care practitioner, and the nursing home must be located in the United States.

The remaining references to the Guaranteed Annual Income amount also include the Nursing Home Enhancement amount.

Excess Withdrawals. Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) that exceed the Guaranteed Annual Income amount at the time of the withdrawal or are withdrawals made prior to age 55 (younger of you or your spouse for joint life) or that are not payable to the contractowner or contractowner's bank account (or to the annuitant or the annuitant's bank account, if the owner is a non-natural person).

When an Excess Withdrawal occurs:

1.
The Income Base is reduced by the same proportion that the Excess Withdrawal reduces the contract value. This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal; and

2.
The Guaranteed Annual Income amount will be recalculated to equal the applicable Guaranteed Annual Income amount per- centage multiplied by the new (reduced) Income Base (after the pro rata reduction for the Excess Withdrawal).

We will provide you with quarterly statements that will include the Guaranteed Annual Income amount (as adjusted for Guaranteed Annual Income amount payments, Excess Withdrawals and additional purchase payments) available to you for the Benefit Year, if applicable, in order for you to determine whether a withdrawal may be an Excess Withdrawal. We encourage you to either consult with your registered representative or call our Customer Service Center number provided on the front page of this prospectus if you have questions about Excess Withdrawals.

The following example demonstrates the impact of an Excess Withdrawal on the Income Base, the Guaranteed Annual Income amount and the contract value. The contractowner who is age 58 (single life option) makes a $12,000 withdrawal which causes a $12,915.19 reduction in the Income Base.

Prior to Excess Withdrawal: Contract value = $60,000 Income Base = $85,000

Guaranteed Annual Income amount = $3,400 (4% of the Income Base of $85,000)

After a $12,000 Withdrawal ($3,400 is within the Guaranteed Annual Income amount, $8,600 is the Excess Withdrawal):

The contract value is reduced by the amount of the Guaranteed Annual Income amount of $3,400 and the Income Base is not reduced:

Contract value = $56,600 ($60,000 - $3,400) Income Base = $85,000

The contract value is also reduced by the $8,600 Excess Withdrawal and the Income Base is reduced by 15.19435%, the same pro- portion that the Excess Withdrawal reduced the $56,600 contract value ($8,600 ÷ $56,600)

Contract value = $48,000 ($56,600 - $8,600)

Income Base = $72,084.81 ($85,000 x 15.19435% = $12,915.19; $85,000 - $12,915.19 = $72,084.81). Guaranteed Annual Income amount = $2,883.39 (4% of $72,084.81 Income Base)

On the following Benefit Year anniversary:

[Missing Graphic Reference]
Contract value = $43,000

Income Base = $72,084.81

Guaranteed Income amount = $2,883.39 (4% x $72,084.81)

In a declining market, Excess Withdrawals may significantly reduce your Income Base as well as your Guaranteed Annual Income amount. If the Income Base is reduced to zero due to an Excess Withdrawal the rider will terminate. If the contract value is reduced to zero due to an Excess Withdrawal the rider and contract will terminate.

Withdrawals from IRA contracts will be treated as within the Guaranteed Annual Income amount (even if they exceed the Guaranteed Annual Income amount) only if the withdrawals are taken as systematic monthly or quarterly installments of the amount needed to satisfy the required minimum distribution (RMD) rules under Internal Revenue Code Section 401(a)(9). In addition, in order for this exception for RMDs to apply, the following must occur:

1.	Lincoln's monthly or quarterly automatic withdrawal service is used to calculate and pay the RMD;

2.	The RMD calculation must be based only on the value in this contract; and

3.	No withdrawals other than RMDs are made within the Benefit Year (except as described in the next paragraph).
If your RMD withdrawals during a Benefit Year are less than the Guaranteed Annual Income amount, an additional amount up to the Guaranteed Annual Income amount may be withdrawn. If a withdrawal, other than an RMD is made during the Benefit Year, then all amounts withdrawn in excess of the Guaranteed Annual Income amount, including amounts attributable to RMDs, will be treated as Excess Withdrawals.

Distributions from qualified contracts are generally taxed as ordinary income. In nonqualified contracts, withdrawals of contract value that exceed purchase payments are taxed as ordinary income. See Federal Tax Matters for a discussion of the tax consequences of withdrawals.

Guaranteed Annual Income Amount Annuity Payout Option. If you are required to take annuity payments because you have reached the maturity date of the contract, you have the option of electing the Guaranteed Annual Income Amount Annuity Payout Option. If the contract value is reduced to zero and you have a remaining Income Base, you will receive the Guaranteed Annual Income Amount Annuity Payout Option. If you are receiving the Guaranteed Annual Income Amount Annuity Payout Option, the beneficiary may be eligible to receive final payment upon death of the single life or surviving joint life. To be eligible the death benefit option in effect immediately prior to the effective date of the Guaranteed Annual Income Amount Annuity Payout Option must be one of the following death benefits: the Guarantee of Principal death benefit or the EGMDB. Contractowners may decide to choose the Guaranteed Annual Income Amount Annuity Payout Option over i4LIFE ® Advantage if they feel this may provide a higher final payment option over time and they may place more importance on this over access to the Account Value.

The Guaranteed Annual Income Amount Annuity Payout Option is an annuity payout option which the contractowner (and spouse if applicable) will receive annual annuity payments equal to the Guaranteed Annual Income amount for life (this option is different from other annuity payout options, including i4LIFE ® Advantage, which are based on your contract value). Payment frequencies other than annual may be available. You will have no other contract features other than the right to receive annuity payments equal to the Guar- anteed Annual Income amount for your life or the life of you and your spouse for the joint life option.

The final payment is a one-time lump-sum payment. If the effective date of the rider is the same as the effective date of the contract the final payment will be equal to the sum of all purchase payments, decreased by withdrawals. If the effective date of the rider is after the effective date of the contract the final payment will be equal to the contract value on the effective date of the rider, increased for purchase payments received after the rider effective date and decreased by withdrawals. Excess Withdrawals reduce the final payment in the same proportion as the withdrawals reduce the contract value; withdrawals less than or equal to the Guaranteed Annual Income amount and payments under the Guaranteed Annual Income Amount Annuity Payout Option will reduce the final payment dollar for dollar.

Death Prior to the Annuity Commencement Date. The Lincoln Lifetime IncomeSM Advantage 2.0 has no provision for a payout of the Income Base or any other death benefit upon death of the contractowners or annuitant. At the time of death, if the contract value equals zero, no death benefit options (as described earlier in this prospectus) will be in effect. Election of the Lincoln Lifetime IncomeSM Advantage 2.0 does not impact the death benefit options available for purchase with your annuity contract except as described below in Impact to Withdrawal Calculations of Death Benefits before the Annuity Commencement Date. All death benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the single life, the Lincoln Lifetime IncomeSM Advantage 2.0 will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death). If the beneficiary elects to continue the contract after the death of the single life (through a separate provision of the contract), the beneficiary may purchase a new Lincoln Lifetime IncomeSM Advantage 2.0 if available under the terms and charge in effect at the time of the new purchase. There is no carry- over of the Income Base.

[Missing Graphic Reference]
Upon the first death under the joint life option, the lifetime payout of the Guaranteed Annual Income amount will continue for the life of the surviving spouse. The 5% Enhancement and Automatic Annual Step-up will continue if applicable as discussed above. Upon the death of the surviving spouse, the Lincoln Lifetime IncomeSM Advantage 2.0 will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death).

As an alternative, after the first death, the surviving spouse if under age 86 may choose to terminate the joint life option and purchase a new single life option, if available, under the terms and charge in effect at the time for a new purchase. In deciding whether to make this change, the surviving spouse should consider whether the change will cause the Income Base and the Guaranteed Annual Income amount to decrease.

General Provisions

Termination. After the fifth anniversary of the effective date of the rider, the contractowner may terminate the rider by notifying us in writing. Lincoln Lifetime IncomeSM Advantage 2.0 will automatically terminate:

•	on the annuity commencement date (except payments under the Guaranteed Annual Income Amount Annuity Payout Option will continue if applicable); or
•
upon the death under the single life option or the death of the surviving spouse under the joint life option; or when the Guaran- teed Annual Income amount or contract value is reduced to zero due to an Excess Withdrawal; or

•	upon surrender of the contract; or
•	upon termination of the underlying annuity contract.

The termination will not result in any increase in contract value equal to the Income Base. Upon effective termination of this rider, the benefits and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can re-elect any Living Benefit rider, Lincoln SmartSecurity ® Advantage, 4LATER ® Advantage, or any other living benefits we may offer in the future.

Compare to Lincoln SmartSecurity ® Advantage. If a contractowner is interested in purchasing a rider that provides guaranteed mini- mum withdrawals, the following factors should be considered when comparing Lincoln Lifetime IncomeSM Advantage 2.0 and the Lincoln SmartSecurity ® Advantage (only one of these riders can be added to a contract at any one time): the Lincoln Lifetime IncomeSM Advantage 2.0 has the opportunity to provide a higher Income Base than the Guaranteed Amount under Lincoln SmartSecurity ® Advantage because of the 5% Enhancement or Automatic Annual Step-up. The Income Base for Lincoln Lifetime IncomeSM Advantage 2.0 may also be higher than the Guaranteed Amount under Lincoln SmartSecurity ® Advantage because with- drawals equal to or less than the Guaranteed Annual Income amount do not reduce the Income Base whereas withdrawals under Lin- coln SmartSecurity ® Advantage reduce the Guaranteed Amount. Lincoln Lifetime IncomeSM Advantage 2.0 also provides the potential for lifetime withdrawals from an earlier age (rather than age 65 with the Lincoln SmartSecurity ® Advantage). However, the percentage charge for the Lincoln Lifetime IncomeSM Advantage 2.0 is higher and has the potential to increase on every Benefit Year Anniversary if the increase in contract value exceeds the 5% Enhancement and after the 10th Benefit Year anniversary upon a 5% Enhancement. Since the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base is not reduced by withdrawals that are less than or equal to the Guaranteed Annual Income amount, the charge, which is applied against the Income Base will not be reduced. Whereas with Lincoln SmartSecurity ® Advantage, withdrawals reduce the Guaranteed Amount against which the Lincoln SmartSecurity ® Advantage charge is applied. In addition, the Lincoln SmartSecurity ® Advantage provides that guaranteed Maximum Annual Withdrawal amounts can continue to a beneficiary to the extent of any remaining Guaranteed Amount while the Lincoln Lifetime IncomeSM Advantage 2.0 does not offer this feature.

i4LIFE ® Advantage Option. i4LIFE ® Advantage is an income program, available for purchase at an additional charge, that provides periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period) and a death benefit during the Access Period. A minimum payout floor, called the Guaranteed Income Benefit, is also available for purchase at the time you elect i4LIFE ® Advantage. You cannot have both i4LIFE ® Advantage and Lincoln Lifetime IncomeSM Advantage 2.0 in effect on your contract at the same time.

Contractowners with an active Lincoln Lifetime IncomeSM Advantage 2.0 may decide to drop Lincoln Lifetime IncomeSM Advantage 2.0 and purchase i4LIFE ® Advantage with Guaranteed Income Benefit (version 4). If this decision is made, the contractowner can use the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base reduced by all Guaranteed Annual Income payments since the last Auto- matic Annual Step-up or the rider's effective date (if there has not been an Automatic Annual Step-up) to establish the i4LIFE ® Advan- tage with Guaranteed Income Benefit (version 4) at the terms in effect for purchasers of this rider. If you choose to drop the Lincoln Lifetime IncomeSM Advantage 2.0 and have the single life option, you must purchase i4LIFE ® Advantage with Guaranteed Income Ben- efit (version 4) single life option. If you drop the Lincoln Lifetime IncomeSM Advantage 2.0 and have the joint life option, you must purchase i4LIFE ® Advantage Guaranteed Income Benefit (version 4) joint life option.

Contractowners who purchase Lincoln Lifetime IncomeSM Advantage 2.0 are guaranteed the ability in the future to purchase i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) even if it is no longer available for sale. They are also guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those at the time they purchase Lincoln Lifetime IncomeSM Advantage 2.0. If you choose to drop your rider and elect i4LIFE ® Advantage with Guaranteed Income Ben- efit (version 4) prior to the 5th Benefit Year anniversary, the election must be made before the Annuity Commencement Date and by

[Missing Graphic Reference]
age 95 for nonqualified contracts or age 80 for qualified contracts. Elections made prior to the 5th Benefit Year anniversary will result in a minimum Access Period of the greater of 20 years or age 90. If you choose to drop the rider and elect i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) after the 5th Benefit Year anniversary the election must be made before the Annuity Com- mencement Date and by age 86 for qualified contracts or age 99 for nonqualified contracts. Elections made after the 5th Benefit Year anniversary will result in a minimum Access Period of the greater of 15 years or age 85. See i4LIFE ® Advantage with Guaranteed Income Benefit (version 4).

For nonqualified contracts, the contractowner must elect the levelized option for regular income payments. While i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) is in effect, the contractowner cannot change the payment mode elected or decrease the length of the Access Period.

When deciding whether to drop Lincoln Lifetime IncomeSM Advantage 2.0 and purchase i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) you should consider that depending on a person's age and the selected length of the Access Period, i4LIFE ® Advantage may provide a higher payout than the Guaranteed Annual Income amounts under Lincoln Lifetime IncomeSM Advantage 2.0. You should consider electing i4LIFE ® Advantage when you are ready to immediately start receiving i4LIFE ® Advantage payments whereas with Lincoln Lifetime IncomeSM Advantage 2.0 you may defer taking withdrawals until a later date. Payments from a nonqualified contract that a person receives under the i4LIFE ® Advantage rider are treated as "amounts received as an annuity" under section 72 of the Internal Revenue Code because the payments occur after the annuity starting date. These payments are subject to an "exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each annuity payout is treated as income (taxable at ordinary income tax rates), and the remainder is treated as a nontaxable return of purchase payments. In contrast, withdrawals under Lincoln Lifetime IncomeSM Advantage 2.0 are not treated as amounts received as an annuity because they occur prior to the annuity starting date. As a result, such withdrawals are treated first as a return of any existing gain in the contract (which is the mea- sure of the extent to which the contract value exceeds purchase payments), and then as a nontaxable return of purchase payments.

The initial charge for i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) will be equal to the current annual rate in effect for your Lincoln Lifetime IncomeSM Advantage 2.0 rider. The charge is calculated based upon the greater of the value of the Income Base or contract value as of the last valuation date under Lincoln Lifetime IncomeSM Advantage 2.0 prior to election of i4LIFE ® Advan- tage with Guaranteed Income Benefit (version 4). During the Access Period, this charge is deducted from the i4LIFE ® Advantage Account Value on a quarterly basis with the first deduction occurring on the valuation date on or next following the three month anni- versary of the effective date of i4LIFE ® Advantage with Guaranteed Income Benefit (version 4). During the Lifetime Income Period, this charge is deducted annually. The initial charge may increase annually upon a step-up of the Guaranteed Income Benefit by an amount equal to the prior charge rate (or initial charge rate if the first anniversary of the rider's effective date) multiplied by the per- centage increase, if any, to the Guaranteed Income Benefit and the percentage increase if any to the Lincoln Lifetime IncomeSM Advan- tage 2.0 current charge. If an Excess Withdrawal occurs, the charge will decrease by the same percentage as the percentage change to the Account Value.

Impact to Withdrawal Calculations of Death Benefits before the Annuity Commencement Date. The death benefit calculation for certain death benefit options in effect prior to the annuity commencement date may change for contractowners with an active Lincoln Lifetime IncomeSM Advantage 2.0. Certain death benefit options provide that all withdrawals reduce the death benefit in the same pro- portion that the withdrawals reduce the contract value. If you elect the Lincoln Lifetime IncomeSM Advantage 2.0, withdrawals less than or equal to the Guaranteed Annual Income will reduce the sum of all purchase payments option of the death benefit on a dollar for dollar basis. This applies to the Guarantee of Principal Death Benefit, and only the sum of all purchase payments alternative of the EGMDB, whichever is in effect. See The Contracts – Death Benefits. Any Excess Withdrawals will reduce the sum of all purchase pay- ments in the same proportion that the withdrawals reduced the contract value under any death benefit option in which proportionate withdrawals are in effect. This change has no impact on death benefit options in which all withdrawals reduce the death benefit calcu- lation on a dollar for dollar basis. The terms of your contract will describe which method is in effect for your contract while this rider is in effect.

The following example demonstrates how a withdrawal will reduce the death benefit if both the EGMDB and the Lincoln Lifetime IncomeSM Advantage 2.0 are in effect when the contractowner dies. Note that this calculation applies only to the sum of all purchase payments calculation and not for purposes of reducing the highest anniversary contract value under the EGMDB:

Contract value before withdrawal $80,000

Guaranteed Annual Income amount $5,000

Enhanced Guaranteed Minimum Death Benefit (EGMDB) values before withdrawal is the greatest of a), b), or c) described in detail in the EGMDB section of your prospectus:

a)	Contract value $80,000

b)	Sum of purchase payments $100,000

c)	Highest anniversary contract value $150,000
Withdrawal of $9,000 will impact the death benefit calculation as follows:

[Missing Graphic Reference]
a)	$80,000 - $9,000 = $71,000 (Reduction $9,000)

b)	$100,000 - $5,000 = $95,000 (reduction by the amount of the Guaranteed Annual Income amount)
($95,000 - $5,067 = $89,932 [$95,000 times ($4,000/$75,000) = $5,067] Proportional reduction of Excess Withdrawal. Total reduction = $10,067.

c)	$150,000 - $16,875 = $133,125 [$150,000 times $9,000/$80,000 = $16,875]. The entire $9,000 withdrawal reduced the death benefit option proportionally. Total reduction = $16,875.
Item c) provides the largest death benefit of $133,125.

Lincoln SmartSecurity ® Advantage

The Lincoln SmartSecurity ® Advantage is a Rider that is available for purchase with your variable annuity contract. This benefit pro- vides a minimum guaranteed amount (Guaranteed Amount) that you will be able to withdraw, in installments, from your contract. The Guaranteed Amount is equal to the initial purchase payment (or contract value if elected after contract issue) adjusted for subsequent purchase payments, step-ups and withdrawals in accordance with the provisions set forth below.

With the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up, the Guaranteed Amount will automatically step-up to the contract value, if higher, on each Benefit Year anniversary through the 10th anniversary. With the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up, the contractowner can also initiate additional ten-year periods of automatic step-ups.

You may access this Guaranteed Amount through periodic withdrawals which are based on a percentage of the Guaranteed Amount. With the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up Single Life or Joint Life options, you also have the option to receive periodic withdrawals for your lifetime or for the lifetimes of you and your spouse (when available in your state). These options are discussed below in detail.

By purchasing this Rider, you will be limited in how much you can invest in certain subaccounts. See The Contracts - Investment Requirements. We offer other optional riders available for purchase with variable annuity contracts. These riders, which are fully dis- cussed in this prospectus, provide different methods to take income from your contract value and may provide certain guarantees. There are differences between the riders in the features provided as well as the charge structure. In addition, the purchase of one rider may impact the availability of another rider. In particular, before you elect the Lincoln SmartSecurity ® Advantage, you may want to compare it to Lincoln Lifetime IncomeSM Advantage 2.0, which provides minimum guaranteed, periodic withdrawals for life. See The Contracts - Lincoln Lifetime IncomeSM Advantage 2.0 - Compare to Lincoln SmartSecurity ® Advantage.

If the benefit is elected at contract issue, then the Rider will be effective on the contract's effective date. If the benefit is elected after the contract is issued (by sending a written request to our Home Office), the Rider will be effective on the next valuation date follow- ing approval by us.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the Rider and starting with each anniversary of the Rider effective date after that. If the contractowner elects to step-up the Guaranteed Amount (this does not include automatic annual step-ups within a ten-year period), the Benefit Year will begin on the effective date of the step-up and each anniversary of the effective date of the step-up after that. The step-up will be effective on the next valuation date after notice of the step-up is approved by us.

Guaranteed Amount. The Guaranteed Amount is a value used to calculate your withdrawal benefit under this Rider. The Guaranteed Amount is not available to you as a lump sum withdrawal or a death benefit. The initial Guaranteed Amount varies based on when and how you elect the benefit. If you elect the benefit at the time you purchase the contract, the Guaranteed Amount will equal your initial purchase payment. If you elect the benefit after we issue the contract, the Guaranteed Amount will equal the contract value on the effective date of the Rider. The maximum Guaranteed Amount is $10,000,000 for Lincoln SmartSecurity ® Advantage - 1 Year Auto- matic Step-up. This maximum takes into consideration the combined Guaranteed Amount under Lincoln SmartSecurity ® Advantage or the Income Base under Lincoln Lifetime IncomeSM Advantage 2.0 of all Lincoln Life contracts (or contracts issued by our affiliates) owned by you (or on which you or your spouse if joint owner are the annuitant).

Additional purchase payments automatically increase the Guaranteed Amount by the amount of the purchase payment (not to exceed the maximum); for example, a $10,000 additional purchase payment will increase the Guaranteed Amount by $10,000. We will allow purchase payments into your annuity contract after the first anniversary of the Rider effective date if the cumulative additional pur- chase payments exceed $100,000 only with prior Home Office approval. Additional purchase payments will not be allowed if the con- tract value is zero.

Each withdrawal reduces the Guaranteed Amount as discussed below.

Since the charge for the Rider is based on the Guaranteed Amount, the cost of the Rider increases when additional purchase pay- ments and step-ups are made, and the cost decreases as withdrawals are made because these transactions all adjust the Guaranteed Amount.

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Step-ups of the Guaranteed Amount. Under the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up, the Guaranteed Amount will automatically step-up to the contract value on each Benefit Year anniversary up to and including the tenth Benefit Year if:

a.	the contractowner or joint owner is still living; and

b.
the contract value as of the valuation date, after the deduction of any withdrawals (including interest adjustments) and the Rider charge plus any purchase payments made on that date is greater than the Guaranteed Amount immediately preceding the valuation date.

After the tenth Benefit Year anniversary, you may initiate another ten-year period of automatic step-ups by electing (in writing) to step-up the Guaranteed Amount to the greater of the Contract Value or the current Guaranteed Amount if:

a.	each contractowner and annuitant is under age 81; and

b.	the contractowner or joint owner is still living.
If you choose, we will administer this election for you automatically, so that a new ten-year period of step-ups will begin at the end of each prior ten-year step-up period.

Following is an example of how the step-ups work in the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up, (assuming no withdrawals or additional purchase payments):

		Guaranteed
	Contract Value	Amount
* Initial purchase payment $50,000	$50,000	$50,000
* 1st Benefit Year Anniversary	$54,000	$54,000
* 2nd Benefit Year Anniversary	$53,900	$54,000
* 3rd Benefit Year Anniversary	$57,000	$57,000

Annual step-ups, if the conditions are met, will continue until (and including) the 10th Benefit Year Anniversary. If you had elected to have the next ten-year period of step-ups begin automatically after the prior ten-year period, annual step-ups, if conditions are met, will continue beginning on the 11th Benefit Year Anniversary.

Contractowner elected step-ups (other than automatic step-ups) will be effective on the next valuation date after we receive your request and a new Benefit Year will begin. Purchase payments and withdrawals made after a step-up adjust the Guaranteed Amount. In the future, we may limit your right to step-up the Guaranteed Amount to your Benefit Year anniversary dates. All step-ups are sub- ject to the maximum Guaranteed Amount.

A contractowner elected step-up (including contractowner step-ups that we administer for you to begin a new ten-year step-up period) may cause a change in the percentage charge for this benefit. There is no change in the percentage charge when automatic, annual step-ups occur during a ten-year period. See Charges and Other Deductions - Rider Charges - Lincoln SmartSecurity ® Advantage Charge.

Withdrawals. You will have access to your Guaranteed Amount through periodic withdrawals up to the Maximum Annual Withdrawal amount each Benefit Year until the Guaranteed Amount equals zero.

On the effective date of the Rider, the Maximum Annual Withdrawal amount is 5% of the Guaranteed Amount.

If you do not withdraw the entire Maximum Annual Withdrawal amount during a Benefit Year, there is no carryover of the extra amount into the next Benefit Year. The Maximum Annual Withdrawal amount is increased by 5% of any additional purchase payments. For example, if the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up option with a Maximum Annual Withdrawal amount of $2,500 (5% of $50,000 Guaranteed Amount) is in effect and an additional purchase payment of $10,000 is made, the new Maximum Annual Withdrawal amount is $3,000 ($2,500 + 5% of $10,000). Step-ups of the Guaranteed Amount (both automatic step- ups and step-ups elected by you) will step-up the Maximum Annual Withdrawal amount to the greater of:

a.	the Maximum Annual Withdrawal amount immediately prior to the step-up; or

b.	5% of the new (stepped-up) Guaranteed Amount.
If the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) are within the Maxi- mum Annual Withdrawal amount, then:

1.	the withdrawal will reduce the Guaranteed Amount by the amount of the withdrawal on a dollar-for-dollar basis, and

2.	the Maximum Annual Withdrawal amount will remain the same.
Withdrawals within the Maximum Annual Withdrawal Amount are not subject to the interest adjustment on the amount withdrawn from the fixed account if applicable. See The Contracts - Fixed Side of the Contract. If the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up is in effect, withdrawals from IRA contracts will be treated as within the Maximum Annual Withdrawal

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amount (even if they exceed the 5% Maximum Annual Withdrawal amount) only if the withdrawals are taken in the form of systematic monthly or quarterly installments, as calculated by Lincoln, of the amount needed to satisfy the required minimum distribution rules under Internal Revenue Code Section 401(a)(9) for this contract value. Distributions from qualified contracts are generally taxed as ordinary income. In nonqualified contracts, withdrawals of contract value that exceed purchase payments are taxed as ordinary income. See Federal Tax Matters.

When cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) exceed the Maxi- mum Annual Withdrawal amount:

1.	The Guaranteed Amount is reduced to the lesser of:

the contract value immediately following the withdrawal, or

the Guaranteed Amount immediately prior to the withdrawal, less the amount of the withdrawal.

2.	The Maximum Annual Withdrawal amount will be the least of:

the Maximum Annual Withdrawal amount immediately prior to the withdrawal; or

the greater of:

5% of the reduced Guaranteed Amount immediately following the withdrawal (as specified above when withdrawals exceed the Maximum Annual Withdrawal amount); or

5% of the contract value immediately following the withdrawal; or

the new Guaranteed Amount.
The following example of the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up demonstrates the impact of a with- drawal in excess of the Maximum Annual Withdrawal amount on the Guaranteed Amount and the Maximum Annual Withdrawal amount. A $7,000 withdrawal caused a $32,000 reduction in the Guaranteed Amount.

Prior to Excess Withdrawal: Contract Value = $60,000 Guaranteed Amount = $85,000

Maximum Annual Withdrawal = $5,000 (5% of the initial Guaranteed Amount of $100,000)

After a $7,000 Withdrawal:

Contract Value = $53,000

Guaranteed Amount = $53,000

Maximum Annual Withdrawal = $2,650

The Guaranteed Amount was reduced to the lesser of the contract value immediately following the withdrawal ($53,000) or the Guar- anteed Amount immediately prior to the withdrawal, less the amount of the withdrawal ($85,000 - $7,000 = $78,000).

The Maximum Annual Withdrawal amount was reduced to the least of:

1)	Maximum Annual Withdrawal amount prior to the withdrawal ($5,000); or

2)	The greater of 5% of the new Guaranteed Amount ($2,650) or 5% of the contract value following the withdrawal ($2,650); or

3)	The new Guaranteed Amount ($53,000).
The least of these three items is $2,650.

In a declining market, withdrawals that exceed the Maximum Annual Withdrawal amount may substantially deplete or eliminate your Guaranteed Amount and reduce your Maximum Annual Withdrawal amount.

Withdrawals in excess of the Maximum Annual Withdrawal amount will be subject to an interest adjustment on the amount withdrawn from the fixed account. Refer to the Statement of Additional Information for an example of the interest adjustment calculation.

Lifetime Withdrawals. Payment of the Maximum Annual Withdrawal amount will be guaranteed for your (contractowner) lifetime (if you purchase the Single Life option) or for the lifetimes of you (contractowner) and your spouse (if the Joint Life option is pur- chased), as long as:

1)	No withdrawals are made before you (and your spouse if a Joint Life) are age 65; and

2)	An excess withdrawal (described above) has not reduced the Maximum Annual Withdrawal amount to zero.
If the lifetime withdrawal is not in effect, the Maximum Annual Withdrawal amount will last only until the Guaranteed Amount equals zero.

If any withdrawal is made prior to the time you (or both spouses) are age 65, the Maximum Annual Withdrawal amount will not last for the lifetime(s), except in the two situations described below:

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1)
If a step-up of the Guaranteed Amount after age 65 causes the Maximum Annual Withdrawal amount to equal or increase from the immediately prior Maximum Annual Withdrawal amount. This typically occurs if the contract value equals or exceeds the highest, prior Guaranteed Amount. If this happens, the new Maximum Annual Withdrawal amount will automatically be available for the speci- fied lifetime(s); or

2)
The contractowner makes a one-time election to reset the Maximum Annual Withdrawal amount to 5% of the current Guaranteed Amount. This reset will occur on the first valuation date following the Benefit Year anniversary and will be based on the Guaranteed Amount as of that valuation date. This will reduce your Maximum Annual Withdrawal amount. A contractowner would only choose this if the above situation did not occur. To reset the Maximum Annual Withdrawal amount, the following must occur:

a.	the contractowner (and spouse if applicable) is age 65;

b.
the contract is currently within a ten-year automatic step-up period described above (or else a contractowner submits a step-up request to start a new ten-year automatic step-up period) (the contractowner must be eligible to elect a step-up; i.e., all contractowners and the annuitant must be alive and under age 81); and

c.	you have submitted this request to us in writing at least 30 days prior to the end of the Benefit Year.
As an example of these two situations, if you purchased the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up Single Life with $100,000, your initial Guaranteed Amount is $100,000 and your initial Maximum Annual Withdrawal amount is $5,000. If you make a $5,000 withdrawal at age 62, your Guaranteed Amount will decrease to $95,000. Since you did not satisfy the age 65 requirement, you do not have a lifetime Maximum Annual Withdrawal amount. If a step-up of the Guaranteed Amount after age 65 (either automatic or owner-elected) causes the Guaranteed Amount to equal or exceed $100,000, then the Maximum Annual With- drawal amount of $5,000 (or greater) will become a lifetime payout. This is the first situation described above. However, if the Guaran- teed Amount has not been reset to equal or exceed the highest prior Guaranteed Amount, then you can choose the second situation described above if you are age 65 and the contract is within a ten-year automatic step-up period. This will reset the Maximum Annual Withdrawal amount to 5% of the current Guaranteed Amount; 5% of $95,000 is $4,750. This is your new Maximum Annual With- drawal amount which can be paid for your lifetime unless excess withdrawals are made.

The tax consequences of withdrawals and annuity payments are discussed in Federal Tax Matters.

All withdrawals you make, whether or not within the Maximum Annual Withdrawal amount, will decrease your contract value. If the contract is surrendered, the contractowner will receive the contract value (less any applicable charges, fees, and taxes) and not the Guaranteed Amount.

If your contract value is reduced to zero because of market performance, withdrawals equal to the Maximum Annual Withdrawal amount will continue for the life of you (and your spouse if applicable) if the lifetime withdrawals are in effect. If not, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount equals zero. You may not withdraw the remaining Guaranteed Amount in a lump sum.

Guaranteed Amount Annuity Payout Option. If you desire to annuitize your Guaranteed Amount, the Guaranteed Amount Annuity Payout Option is available.

The Guaranteed Amount Annuity Payment Option is a fixed annuitization in which the contractowner (and spouse if applicable) will receive the Guaranteed Amount in annual annuity payments equal to the current 5% Maximum Annual Withdrawal amount, including the lifetime Maximum Annual Withdrawals if in effect (this option is different from other annuity payment options discussed in this prospectus, including i4LIFE ® Advantage, which are based on your contract value). Payment frequencies other than annual may be available. Payments will continue until the Guaranteed Amount equals zero and may continue until death if the lifetime Maximum Annual Withdrawal is in effect. This may result in a partial, final payment. You would consider this option only if your contract value is less than the Guaranteed Amount (and you don't believe the contract value will ever exceed the Guaranteed Amount) and you do not wish to keep your annuity contract in force other than to pay out the Guaranteed Amount. You will have no other contract features other than the right to receive annuity payments equal to the Maximum Annual Withdrawal amount until the Guaranteed Amount equals zero.

If the contract value is zero and you have a remaining Guaranteed Amount, you may not withdraw the remaining Guaranteed Amount in a lump sum, but must elect the Guaranteed Amount Annuity Payment Option.

Death Prior to the Annuity Commencement Date. There is no provision for a lump sum payout of the Guaranteed Amount upon death of the contractowners or annuitant. At the time of death, if the contract value equals zero, no death benefit will be paid other than any applicable Maximum Annual Withdrawal amounts. All death benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the Single Life under the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up-Single Life option, the lifetime payout of the Maximum Annual Withdrawal amount, if in effect, will end. If the contract is continued as discussed below, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount, if any, is zero. In the alternative, the surviving spouse can choose to become the new Single Life, if the surviving spouse is under age 81. This will cause a reset of the Guaranteed

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Amount and the Maximum Annual Withdrawal amount. The new Guaranteed Amount will equal the contract value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new Guaranteed Amount. This also starts a new 10 year period of automatic step-ups. At this time, the charge for the Rider will become the current charge in effect for new purchases of the Single Life option. The surviving spouse will need to be 65 before taking withdrawals to qualify for a lifetime payout. In deciding whether to make this change, the surviving spouse should consider: 1) the change a reset would cause to the Guaranteed Amount and the Maximum Annual Withdrawal amount; 2) whether it is important to have Maximum Annual Withdrawal amounts for life ver- sus the remainder of the prior Guaranteed Amount; and 3) the cost of the Single Life option.

Upon the first death under the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up-Joint Life option, the lifetime payout of the Maximum Annual Withdrawal amount, if in effect, will continue for the life of the surviving spouse. Upon the death of the sur- viving spouse, the lifetime payout of the Maximum Annual Withdrawal amount will end. However, if the spouse's beneficiary elects to take the annuity death benefit in installments over life expectancy, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount, if any, is zero (see below for a non-spouse beneficiary). As an alternative, after the first death, the surviving spouse may choose to change from the Joint Life option to the Single Life option, if the surviving spouse is under age 81. This will cause a reset of the Guaranteed Amount and the Maximum Annual Withdrawal amount. The new Guaranteed Amount will equal the contract value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new Guaranteed Amount. This also starts a new 10 year period of automatic step-ups. At this time, the charge for the Rider will become the current charge in effect for new purchases of the Single Life option. In deciding whether to make this change, the surviving spouse should consider: 1) if the reset will cause the Guaranteed Amount and the Maximum Annual Withdrawal amount to decrease and 2) if the cost of the Single Life option is less than the cost of the Joint Life option.

If the surviving spouse of the deceased contractowner continues the contract, the remaining automatic step-ups under the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up will apply to the spouse as the new contractowner.

If a non-spouse beneficiary elects to receive the death benefit in installments over life expectancy (thereby keeping the contract in force), the beneficiary may continue the Lincoln SmartSecurity ® Advantage if desired. Automatic step-ups under the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up will not continue and elective step-ups of the Guaranteed Amount under both options will not be permitted. In the event the contract value declines below the Guaranteed Amount (as adjusted for withdrawals of death benefit payments), the beneficiary is assured of receiving payments equal to the Guaranteed Amount (as adjusted). Deduc- tions for the Rider charge will continue on a quarterly basis and will be charged against the remaining Guaranteed Amount. Note: there are instances where the required installments of the death benefit, in order to be in compliance with the Internal Revenue Code as noted above, may exceed the Maximum Annual Withdrawal amount, thereby reducing the benefit of this Rider. If there are multiple beneficiaries, each beneficiary will be entitled to continue a share of the Lincoln SmartSecurity ® Advantage equal to his or her share of the death benefit.

Impact of Divorce on Joint Life Option. In the event of a divorce, the contractowner may change from a Joint Life Option to a Single Life Option (if the contractowner is under age 81) at the current Rider charge for new sales of the Single Life Option. At the time of the change, the Guaranteed Amount will be reset to the current contract value and the Maximum Annual Withdrawal amount will equal 5% of this new Guaranteed Amount.

After a divorce, the contractowner may keep the Joint Life Option to have the opportunity to receive lifetime payouts for the lives of the contractowner and a new spouse. This is only available if no withdrawals were made from the contract after the effective date of the Rider up to and including the date the new spouse is added to the Rider.

Termination. After the later of the fifth anniversary of the effective date of the Rider or the fifth anniversary of the most recent contractowner-elected step-up, including any step-up we administered for you, of the Guaranteed Amount, the contractowner may terminate the Rider by notifying us in writing. Lincoln SmartSecurity ® Advantage will automatically terminate:

•	on the annuity commencement date (except payments under the Guaranteed Amount Annuity Payment Option will continue if applicable);
•	upon the election of i4LIFE ® Advantage;
•
if the contractowner or annuitant is changed (except if the surviving spouse assumes ownership of the contract upon death of the contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral;

•	upon the last payment of the Guaranteed Amount unless the lifetime Maximum Annual Withdrawal is in effect;
•	when a withdrawal in excess of the Maximum Annual Withdrawal amount reduces the Guaranteed Amount to zero; or
•	upon termination of the underlying annuity contract.

The termination will not result in any increase in contract value equal to the Guaranteed Amount. Upon effective termination of this Rider, the benefits and charges within this Rider will terminate.

If you terminate the Rider, you must wait one year before you can re-elect Lincoln SmartSecurity ® Advantage, or purchase Lincoln Lifetime IncomeSM Advantage 2.0 or any other living benefit we are offering in the future.

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i4LIFE ® Advantage Option. Contractowners with an active Lincoln SmartSecurity ® Advantage who decide to terminate the Lincoln SmartSecurity ® Advantage rider and purchase i4LIFE ® Advantage can use any remaining Guaranteed Amount to establish the Guaran- teed Income Benefit under the i4LIFE ® Advantage terms and charge in effect at the time of the i4LIFE ® Advantage election. Contractowners may consider this if i4LIFE ® Advantage will provide a higher payout amount, among other reasons. There are many factors to consider when making this decision, including the cost of the riders, the payout amounts and applicable guarantees. You should discuss this decision with your registered representative. See i4LIFE ® Advantage.

Availability. The Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up is available for purchase with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. All contractowners and the annuitant of the contracts with the Lincoln SmartSecurity ® Advantage - 1 Year Automatic Step-up must be under age 81 at the time this Rider is elected. You cannot elect the Rider on or after the purchase of i4LIFE ® Advantage or 4LATER ® Advantage or on or after the Annuity Commencement Date.

There is no guarantee that the Lincoln SmartSecurity ® Advantage will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. Check with your investment representative regarding availability.

i4LIFE ® Advantage

i4LIFE ® Advantage (the Variable Annuity Payout Option Rider in your contract) is an optional annuity payout rider you may purchase at an additional cost and is separate and distinct from other annuity payout options offered under your contract and described later in this prospectus. You may also purchase either the i4LIFE ® Advantage Guaranteed Income Benefit or the 4LATER ® Guaranteed Income Benefit (described below) for an additional charge. See Charges and Other Deductions - i4LIFE ® Advantage Charges.

i4LIFE ® Advantage is a payout option that provides you with variable, periodic regular income payments for life. These payouts are made during an Access Period, where you have access to the Account Value. After the Access Period ends, payouts continue for the rest of your life, during the Lifetime Income Period. i4LIFE ® Advantage is different from other annuity payout options provided by Lin- coln because with i4LIFE ® Advantage, you have the ability to make additional withdrawals or surrender the contract during the Access Period. You may also purchase the Guaranteed Income Benefit which provides a minimum payout floor for your regular income pay- ments. The initial regular income payment is calculated from the Account Value on the periodic income commencement date, a date no more than 14 days prior to the date you select to begin receiving the regular income payments. This option is available on non- qualified annuities, IRAs and Roth IRAs (check with your registered representative regarding availability with SEP market). This option is subject to a charge (imposed only during the i4LIFE ® Advantage payout phase) computed daily on the average account value. See Charges and Other Deductions - i4LIFE ® Advantage Charges.

i4LIFE ® Advantage is available for contracts with a contract value of at least $50,000 and may be elected at the time of application or at any time before an annuity payout option is elected by sending a written request to our Home Office. If you purchased 4LATER ® Advantage, you must wait at least one year before you can purchase i4LIFE ® Advantage. When you elect i4LIFE ® Advantage, you must choose the annuitant, secondary life, if applicable, and make several choices about your regular income payments. The annuitant and secondary life may not be changed after i4LIFE ® Advantage is elected. For qualified contracts, the secondary life must be the spouse. See i4LIFE ® Advantage Death Benefits regarding the impact of a change to the annuitant prior to the i4LIFE ® Advantage election.

i4LIFE ® Advantage for IRA annuity contracts is only available if the annuitant and secondary life, if applicable, are age 59½ or older at the time the option is elected. i4LIFE ® Advantage must be elected by age 85 on qualified contracts. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. Additional purchase pay- ments may be made during the Access Period for an IRA annuity contract, unless a Guaranteed Income Benefit has been elected.

Additional purchase payments will not be accepted once i4LIFE ® Advantage becomes effective for a non-qualified annuity contract.

If i4LIFE ® Advantage is selected, the applicable transfer provisions among subaccounts and the fixed account will continue to be those specified in your annuity contract for transfers on or before the annuity commencement date. However, once i4LIFE ® Advantage begins, any automatic withdrawal service will terminate. See The Contracts – Transfers on or Before the Annuity Commencement Date.

When you elect i4LIFE ® Advantage, the death benefit that you had previously elected will become the death benefit under i4LIFE ® Advantage, unless you elect a less expensive death benefit option. If you had previously elected EEB Death Benefit, you must elect a new death benefit. Existing contractowners with the Account Value death benefit who elect i4LIFE ® Advantage must choose the i4LIFE ® Advantage Account Value death benefit. The amount paid under the new death benefit may be less than the amount that would have been paid under the death benefit provided before i4LIFE ® Advantage began. See The Contracts - i4LIFE ® Advantage Death Benefits.

Access Period. At the time you elect i4LIFE ® Advantage, you also select the Access Period, which begins on the periodic income commencement date. The Access Period is a defined period of time during which we pay variable, periodic regular income payments and provide a death benefit, and during which you may surrender the contract and make withdrawals from your Account Value (defined below). At the end of the Access Period, the remaining Account Value is used to make regular income payments for the rest of your life (or the Secondary Life if applicable) and you will no longer be able to make withdrawals or surrenders or receive a death benefit. If your Account Value is reduced to zero because of withdrawals or market loss, your Access Period ends.

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We will establish the minimum (currently 5 years) and maximum (currently to age 115 for non-qualified contracts; to age 100 for qualified contracts) Access Periods at the time you elect i4LIFE ® Advantage. Generally, shorter Access Periods will produce a higher initial regular income payment than longer Access Periods. At any time during the Access Period, and subject to the rules in effect at that time, you may extend or shorten the Access Period by sending us notice. Additional restrictions may apply if you are under age 59½ when you request a change to the Access Period. Currently, if you extend the Access Period, it must be extended at least 5 years. If you change the Access Period, subsequent regular income payments will be adjusted accordingly, and the Account Value remaining at the end of the new Access Period will be applied to continue regular income payments for your life. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. We may reduce or termi- nate the Access Period for IRA i4LIFE ® Advantage contracts in order to keep the regular income payments in compliance with IRC provisions for required minimum distributions. The minimum Access Period requirements for Guaranteed Income Benefits are longer than the requirements for i4LIFE ® Advantage without a Guaranteed Income Benefit. Shortening the Access Period will terminate the Guaranteed Income Benefit. See The Contracts - Guaranteed Income Benefit with i4LIFE ® Advantage.

Account Value. The initial Account Value is the contract value on the valuation date i4LIFE ® Advantage is effective, less any applicable premium taxes. During the Access Period, the Account Value will be increased/decreased by any investment gains/losses including interest credited on the fixed account, and will be reduced by regular income payments and Guaranteed Income Benefit payments made as well as any withdrawals taken. After the Access Period ends, the remaining Account Value will be applied to continue regular income payments for your life and the Account Value will be reduced to zero.

Regular income payments during the Access Period. i4LIFE ® Advantage provides for variable, periodic regular income payments for as long as an annuitant (or secondary life, if applicable) is living and access to your Account Value during the Access Period. When you elect i4LIFE ® Advantage, you will have to choose the date you will receive the initial regular income payment, the frequency of the payments (monthly, quarterly, semi-annually or annually), how often the payment is recalculated, the length of the Access Period and the assumed investment return. These choices will influence the amount of your regular income payments. Regular income payments must begin within one year of the date you elect i4LIFE ® Advantage.

If you do not choose a payment frequency, the default is a monthly frequency. In most states, you may also elect to have regular income payments from non-qualified contracts recalculated only once each year rather than recalculated at the time of each payment. This results in level regular income payments between recalculation dates. Qualified contracts are only recalculated once per year, at the beginning of each calendar year. You also choose the assumed investment return. Return rates of 3%, 4%, 5%, or 6% may be available. The higher the assumed investment return you choose, the higher your initial regular income payment will be and the higher the return must be to increase subsequent regular income payments. You also choose the length of the Access Period. At this time, changes can only be made on periodic income commencement date anniversaries.

Regular income payments are not subject to any applicable interest adjustments. See Charges and Other Deductions. For information regarding income tax consequences of regular income payments, see Federal Tax Matters.

The amount of the initial regular income payment is determined on the periodic income commencement date by dividing the contract value (or purchase payment if elected at contract issue), less applicable premium taxes by 1000 and multiplying the result by an annu- ity factor. The annuity factor is based upon:

•	the age and sex of the annuitant and secondary life, if applicable;
•	the length of the Access Period selected;
•	the frequency of the regular income payments;
•	the assumed investment return you selected; and
•	the Individual Annuity Mortality table specified in your contract.

The annuity factor used to determine the regular income payments reflects the fact that, during the Access Period, you have the ability to withdraw the entire Account Value and that a death benefit of the entire Account Value will be paid to your beneficiary upon your death. These benefits during the Access Period result in a slightly lower regular income payment, during both the Access Period and the Lifetime Income Period, than would be payable if this access was not permitted and no lump-sum death benefit of the full Account Value was payable (The contractowner must elect an Access Period of no less than the minimum Access Period which is currently set at 5 years.) The annuity factor also reflects the requirement that there be sufficient Account Value at the end of the Access Period to continue your regular income payments for the remainder of your life (and/or the secondary life if applicable), during the Lifetime Income Period, with no further access or death benefit.

The Account Value will vary with the actual net investment return of the subaccounts selected and the interest credited on the fixed account, which then determines the subsequent regular income payments during the Access Period. Each subsequent regular income payment (unless the levelized option is selected) is determined by dividing the Account Value on the applicable valuation date by 1000 and multiplying this result by an annuity factor revised to reflect the declining length of the Access Period. As a result of this calcula- tion, the actual net returns in the Account Value are measured against the assumed investment return to determine subsequent regu- lar income payments. If the actual net investment return (annualized) for the contract exceeds the assumed investment return, the regular income payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net invest- ment return for the contract is less than the assumed investment return, the regular income payment will decrease. For example, if net

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investment return is 3% higher (annualized) than the assumed investment return, the regular income payment for the next year will increase by approximately 3%. Conversely, if actual net investment return is 3% lower than the assumed investment return, the regu- lar income payment will decrease by approximately 3%.

Withdrawals made during the Access Period will also reduce the Account Value that is available for regular income payments, and subsequent regular income payments will be reduced in the same proportion that withdrawals reduce the Account Value.

For a joint life option, if either the annuitant or secondary life dies during the Access Period, regular income payments will be recalcu- lated using a revised annuity factor based on the single surviving life, if doing so provides a higher regular income payment.

For nonqualified contracts, if the annuitant and secondary life, if applicable, both die during the Access Period, the Guaranteed Income Benefit (if any) will terminate and the annuity factor will be revised for a non-life contingent regular income payment and regular income payments will continue until the Account Value is fully paid out and the Access Period ends. For qualified contracts, if the annuitant and secondary life, if applicable, both die during the Access Period, i4LIFE ® Advantage (and any Guaranteed Income Benefit if applicable) will terminate.

Regular income payments during the Lifetime Income Period. The Lifetime Income Period begins at the end of the Access Period if either the annuitant or secondary life is living. Your earlier elections regarding the frequency of regular income payments, assumed investment return and the frequency of the recalculation do not change. The initial regular income payment during the Lifetime Income Period is determined by dividing the Account Value on the last valuation date of the Access Period by 1000 and multiplying the result by an annuity factor revised to reflect that the Access Period has ended. The annuity factor is based upon:

•	the age and sex of the annuitant and secondary life (if living);
•	the frequency of the regular income payments;
•	the assumed investment return you selected; and
•	the Individual Annuity Mortality table specified in your contract.

The impact of the length of the Access Period and any withdrawals made during the Access Period will continue to be reflected in the regular income payments during the Lifetime Income Period. To determine subsequent regular income payments, the contract is cred- ited with a fixed number of annuity units equal to the initial regular income payment (during the Lifetime Income Period) divided by the annuity unit value (by subaccount). Subsequent regular income payments are determined by multiplying the number of annuity units per subaccount by the annuity unit value. Your regular income payments will vary based on the value of your annuity units. If your regular income payments are adjusted on an annual basis, the total of the annual payment is transferred to Lincoln Life's general account to be paid out based on the payment mode you selected. Your payment(s) will not be affected by market performance during that year. Your regular income payment(s) for the following year will be recalculated at the beginning of the following year based on the current value of the annuity units.

Regular income payments will continue for as long as the annuitant or secondary life, if applicable, is living, and will continue to be adjusted for investment performance of the subaccounts your annuity units are invested in (and the fixed account if applicable). Regu- lar income payments vary with investment performance.

During the lifetime income period, there is no longer an Account Value; therefore, no withdrawals are available and no death benefit is payable. In addition, transfers are not allowed from a fixed annuity payment to a variable annuity payment.

i4LIFE ® Advantage Death Benefits

i4LIFE ® Advantage Account Value Death Benefit. The i4LIFE ® Advantage Account Value death benefit is available during the Access Period. This death benefit is equal to the Account Value as of the valuation date on which we approve the payment of the death claim. You may not change this death benefit once it is elected.

i4LIFE ® Advantage Guarantee of Principal Death Benefit.

The i4LIFE ® Advantage Guarantee of Principal death benefit is available during the Access Period and will be equal to the greater of:

the Account Value as of the valuation date we approve the payment of the claim; or

the sum of all purchase payments, less the sum of regular income payments and other withdrawals where:

regular income payments, including withdrawals to provide the Guaranteed Income Benefits, reduce the death benefit by the dollar amount of the payment; and

all other withdrawals, if any, reduce the death benefit in the same proportion that withdrawals reduce the contract value or Account Value.
References to purchase payments and withdrawals include purchase payments and withdrawals made prior to the election of i4LIFE ® Advantage if your contract was in force with the Guarantee of Principal or greater death benefit option prior to that election.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the contract value or Account Value, may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for any applicable charges associated with that withdrawal and premium taxes, if any.

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The following example demonstrates the impact of a proportionate withdrawal on your death benefit:

* i4LIFE ® Advantage Guarantee of Principal Death Benefit	$200,000
* Total i4LIFE ® Regular Income payments	$ 25,000
* Additional Withdrawal	$ 15,000	($15,000/$150,000=10%withdrawal)
* Account Value at the time of Additional Withdrawal	$150,000

Death Benefit Value after i4LIFE ® regular income payment = $200,000 - $25,000 = $175,000 Death Benefit Value after additional withdrawal = $175,000 - $17,500 = $157,500 Reduction in Death Benefit Value for Withdrawal = $175,000 X 10% = $17,500

The regular income payments reduce the death benefit by $25,000 and the additional withdrawal causes a 10% reduction in the death benefit, the same percentage that the withdrawal reduced the Account Value.

During the Access Period, contracts with the i4LIFE ® Advantage Guarantee of Principal death benefit may elect to change to the i4LIFE ® Advantage Account Value death benefit. We will effect the change in death benefit on the valuation date we receive a com- pleted election form at our Home Office, and we will begin deducting the lower i4LIFE ® Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE ® Advantage Guarantee of Principal death benefit.

i4LIFE ® Advantage EGMDB. The i4LIFE ® Advantage EGMDB is only available during the Access Period. This benefit is the greatest of:

the Account Value as of the valuation date on which we approve the payment of the claim; or

the sum of all purchase payments, less the sum of regular income payments and other withdrawals where:

regular income payments, including withdrawals to provide the Guaranteed Income Benefit, reduce the death benefit by the dollar amount of the payment; and

all other withdrawals, if any, reduce the death benefit in the same proportion that withdrawals reduce the contract value or Account Value.
References to purchase payments and withdrawals include purchase payments and withdrawals made prior to the election of i4LIFE ® Advantage if your contract was in force with the Guarantee of Principal or greater death benefit option prior to that election; or

•
the highest Account Value or contract value on any contract anniversary date (including the inception date of the contract) after the EGMDB is effective (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the date of death. The highest Account Value or contract value is increased by pur- chase payments and is decreased by regular income payments, including withdrawals to provide the Guaranteed Income Benefits and all other withdrawals subsequent to the anniversary date on which the highest Account Value or contract value is obtained. Regular income payments and withdrawals are deducted in the same proportion that regular income payments and withdrawals reduce the contract value or Account Value.

When determining the highest anniversary value, if you elected the EGMDB (or more expensive death benefit option) prior to electing i4LIFE ® Advantage and this death benefit was in effect when you purchased i4LIFE ® Advantage, we will look at the contract value before i4LIFE ® Advantage and the Account Value after the i4LIFE ® Advantage election to determine the highest anniversary value.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Account Value, may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for any applicable charges associated with that withdrawal and premium taxes, if any.

Contracts with the i4LIFE ® Advantage EGMDB may elect to change to the i4LIFE ® Advantage Guarantee of Principal or i4LIFE ® Advan- tage Account Value death benefit. We will effect the change in death benefit on the valuation date we receive a completed election form at our Home Office, and we will begin deducting the lower i4LIFE ® Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE ® Advantage EGMDB.

General Death Benefit Provisions. For all death benefit options, following the Access Period, there is no death benefit. The death benefits also terminate when the Account Value equals zero, because the Access Period terminates.

If there is a change in the contractowner, joint owner or annuitant during the life of the contract, for any reason other than death, the only death benefit payable for the new person will be the i4LIFE ® Advantage Account Value death benefit.

For non-qualified contracts, upon the death of the contractowner, joint owner or annuitant, the contractowner (or beneficiary) may elect to terminate the contract and receive full payment of the death benefit or may elect to continue the contract and receive regular income payments. Upon the death of the secondary life, who is not also an owner, only the surrender value is paid.

If you are the owner of an IRA annuity contract, and there is no secondary life, and you die during the Access Period, the i4LIFE ® Advantage will terminate. A spouse beneficiary may start a new i4LIFE ® Advantage program.

If a death occurs during the Access Period, the value of the death benefit will be determined as of the valuation date we approve the payment of the claim. Approval of payment will occur upon our receipt of all the following:

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1.	proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and

2.	written authorization for payment; and

3.	all required claim forms, fully completed (including selection of a settlement option).
Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be tax- able. See Federal Tax Matters.

Upon notification to us of the death, regular income payments may be suspended until the death claim is approved. Upon approval, a lump sum payment for the value of any suspended payments will be made as of the date the death claim is approved, and regular income payments will continue, if applicable. The excess, if any, of the death benefit over the Account Value will be credited into the contract at that time.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Com- pany Act of 1940.

Guaranteed Income Benefit with i4LIFE ® Advantage

A Guaranteed Income Benefit is available for purchase when you elect i4LIFE ® Advantage which ensures that your regular income pay- ments will never be less than a minimum payout floor, regardless of the actual investment performance of your contract. See Charges and Other Deductions for a discussion of the Guaranteed Income Benefit charges.

As discussed below, certain features of the Guaranteed Income Benefit may be impacted if you purchased Lincoln SmartSecurity ® Advantage or Lincoln Lifetime IncomeSM Advantage 2.0 (withdrawal benefit riders) prior to electing i4LIFE ® Advantage with the Guar- anteed Income Benefit (annuity payout rider). Refer to the 4LATER ® Advantage section of this prospectus for a discussion of the 4LATER ® Guaranteed Income Benefit.

Additional purchase payments cannot be made to a contract with the Guaranteed Income Benefit. You are also limited in how much you can invest in certain subaccounts. See the Contracts - Investment Requirements.

There is no guarantee that the i4LIFE ® Guaranteed Income Benefit option will be available to elect in the future, as we reserve the right to discontinue this option at any time. In addition, we may make different versions of the Guaranteed Income Benefit available to new purchasers or may create different versions for use with various Living Benefit riders. However, a contractowner with the Lincoln Life- time IncomeSM Advantage 2.0 who decides to drop Lincoln Lifetime IncomeSM Advantage 2.0 to purchase i4LIFE ® Advantage will be guaranteed the right to purchase the Guaranteed Income Benefit under the terms set forth in the Lincoln Lifetime IncomeSM Advantage 2.0 rider.

i4LIFE ® Advantage Guaranteed Income Benefit, if available, is elected when you elect i4LIFE ® Advantage or during the Access Period, if still available for election, subject to terms and conditions at that time. You may choose not to purchase the i4LIFE ® Advantage Guaranteed Income Benefit at the time you purchase i4LIFE ® Advantage by indicating that you do not want the i4LIFE ® Advantage Guaranteed Income Benefit on the election form at the time that you purchase i4LIFE ® Advantage. If you intend to use the Guaranteed Amount from the Lincoln SmartSecurity ® Advantage rider or the Income Base from the Lincoln Lifetime IncomeSM Advantage 2.0 rider to establish the Guaranteed Income Benefit, you must elect the Guaranteed Income Benefit at the time you elect i4LIFE ® Advan- tage.

The i4LIFE ® Advantage Guaranteed Income Benefit is reduced by withdrawals (other than regular income payments) in the same pro- portion that the withdrawals reduce the Account Value. See i4LIFE ® Advantage - General i4LIFE ® Provisions for an example.

Guaranteed Income Benefit (version 4). For Guaranteed Income Benefit (version 4) the initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value, based on your age (or the age of the youngest life under a joint life option) at the time the Guaranteed Income Benefit is elected. The specified percentages of the Account Value and the corresponding age-bands for calculating the initial Guaranteed Income Benefit are outlined in the table below.

Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit

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Age		Percentage of Account Value, Income Base or Guaranteed Amount*

Under 40		2.5%

40	- 54	3.0%

55	- under 59.5	3.5%

59.5 - 64		4.0%

65	- 69	4.5%

70	- 79	5.0%

80 and above		5.50%

*Purchasers of Lincoln SmartSecurity ® Advantage may use any remaining Guaranteed Amount (if greater than the contract value) to calculate the initial Guaranteed Income Benefit. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 may use any remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or the rider's effective date (if there has not been any Automatic Annual Step-up) if greater than the contract value to establish the initial Guaranteed Income Benefit.

If the amount of your i4LIFE ® Advantage regular income payment has fallen below the Guaranteed Income Benefit, because of poor investment results, a payment equal to the i4LIFE ® Advantage Guaranteed Income Benefit is the minimum payment you will receive. If the market performance in your contract is sufficient to provide regular income payments at a level that exceeds the Guaranteed Income Benefit, the Guaranteed Income Benefit will never come into effect. If the Guaranteed Income Benefit is paid, it will be paid with the same frequency as your regular income payment. If your regular income payment is less than the Guaranteed Income Ben- efit, we will reduce the Account Value by the regular income payment plus an additional amount equal to the difference between your regular income payment and the Guaranteed Income Benefit (in other words, Guaranteed Income Benefit payments reduce the Account Value by the entire amount of the Guaranteed Income Benefit payment). (Regular income payments also reduce the Account Value). This payment will be made from the variable subaccounts and the fixed account on a pro-rata basis according to your invest- ment allocations.

If your Account Value reaches zero as a result of payments to provide the Guaranteed Income Benefit, we will continue to pay you an amount equal to the Guaranteed Income Benefit. If your Account Value reaches zero, your Access Period will end and your Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the Guaranteed Income Benefit may ter- minate your Access Period earlier than originally scheduled, and will reduce your death benefit. If your Account Value equals zero, no death benefit will be paid. See i4LIFE ® Advantage Death Benefits. After the Access Period ends, we will continue to pay the Guaranteed Income Benefit for as long as the annuitant (or the secondary life, if applicable) is living.

The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment, affects the i4LIFE ® Account Value:

* i4LIFE ® Account Value before market decline	$135,000
* i4LIFE ® Account Value after market decline	$100,000
* Guaranteed Income Benefit	$ 810
* Regular Income Payment after market decline	$ 769
* Account Value after market decline and Guaranteed	$ 99,190
Income Benefit payment

The contractowner receives an amount equal to the Guaranteed Income Benefit. The entire amount of the Guaranteed Income Benefit is deducted from the Account Value.

The Guaranteed Income Benefit (version 4) will automatically step up every year to 75% of the current regular income payment, if that result is greater than the immediately prior Guaranteed Income Benefit. For non-qualified contracts, the step-up will occur annually on the first valuation date on or after each periodic income commencement date anniversary starting on the first periodic income com- mencement date anniversary. For qualified contracts, the step-up will occur annually on the valuation date of the first periodic income payment of each calendar year. The first step-up is the valuation date of the first periodic income payment in the next calendar year following the periodic income commencement date.

The following example illustrates how the initial Guaranteed Income Benefit (version 4) is calculated for a 60-year old contractowner with a nonqualified contract, and how a step-up would increase the Guaranteed Income Benefit in a subsequent year. The percentage of the Account Value used to calculate the initial Guaranteed Income Benefit is 4% for a 60-year old per the Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit table above. The example also assumes that the Account Value has increased due to positive investment returns resulting in a higher recalculated regular income payment. See The Contracts- i4LIFE ® Advantage-Regular income payments during the Access Period for a discussion of recalculation of the regular income payment.

8/1/2010 Amount of initial regular income payment:	$5,051

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8/1/2010 Account Value at election of Guaranteed Income Benefit (version 4):	$100,000
8/1/2010 Initial Guaranteed Income Benefit (4% times $100,000 Account Value):	$ 4,000
8/1/2011 Recalculated regular income payment:	$ 6,000
8/1/2011 Guaranteed Income Benefit after step-up (75% of $6,000):	$ 4,500

The contractowner's Guaranteed Income Benefit was increased to 75% of the recalculated regular income payment.

At the time of a step-up of the Guaranteed Income Benefit the i4LIFE ® Guaranteed Income Benefit percentage charge may increase subject to the maximum guaranteed charge of 2.00%. This means that your charge may change every year. If we automatically admin- ister a new step-up for you and if your percentage charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the date of the step-up. If we receive notice of your request to reverse the step-up, on a going forward basis, we will decrease the percentage charge to the percentage charge in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. Step-ups will con- tinue after a request to reverse a step-up. i4LIFE ® Advantage charges are in addition to the Guaranteed Income Benefit charges. We will provide you with written notice when a step-up will result in an increase to the current charge so that you may give us timely notice if you wish to reverse a step-up.

The next section describes certain guarantees in living benefit riders relating to the election of the Guaranteed Income Benefit.

Lincoln Lifetime IncomeSM Advantage 2.0. Contractowners who purchase Lincoln Lifetime IncomeSM Advantage 2.0 are guaranteed the ability in the future to purchase i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) even if it is no longer available for sale. They are also guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those available at the time they purchase Lincoln Lifetime IncomeSM Advantage 2.0. See The Contracts- Lincoln Lifetime IncomeSM Advantage 2.0.

Contractowners with an active Lincoln Lifetime IncomeSM Advantage 2.0 may decide to drop Lincoln Lifetime IncomeSM Advantage 2.0 and purchase i4LIFE ® Advantage with Guaranteed Income Benefit (version 4). If this decision is made, the contractowner can use the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base reduced by all Guaranteed Annual Income payments since the last Auto- matic Annual Step-up or since the rider's effective date (if there has not been an Automatic Annual Step-up) if greater then the i4LIFE ® Advantage Account Value to establish the i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) at the terms in effect for purchasers of this rider.

Lincoln SmartSecurity ® Advantage. Contractowners who purchased the Lincoln SmartSecurity ® Advantage are guaranteed that they may use the remaining Guaranteed Amount (if greater than the contract value) at the time the initial Guaranteed Income Benefit is determined, to calculate the Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be equal to the applicable percent- age based on either the contractowner's age (single life) or the youngest age of either the contractowner or secondary life (if appli- cable) , at the time the Guaranteed Income Benefit is elected, multiplied by the remaining Guaranteed Amount. The applicable percent- age is found in the Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit table above. In other words, the initial Guaranteed Income Benefit will equal the applicable percentage based on the contractowner's age multiplied by the remaining Guaran- teed Amount (if greater than the contract value).

The following is an example of how the Guaranteed Amount from Lincoln SmartSecurity ® Advantage or the Income Base from Lincoln Lifetime IncomeSM Advantage 2.0 may be used to calculate the i4LIFE ® Advantage with Guaranteed Income Benefit (version 4). The example assumes that on the date that i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) is elected the contractowner is 70 years of age and has made no withdrawals from the contract. The percentage of the Account Value used to calculate the initial Guaranteed Income Benefit is 5% for a 70-year old per the Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit table above. The example assumes an annual payment mode has been elected.

Account Value (equals contract value on date i4LIFE ®	$100,000
Advantage with Guaranteed Income Benefit (version 4) is
elected):
Guaranteed Amount/Income Base on date i4LIFE ®	$120,000
Advantage with Guaranteed Income Benefit (version 4) is
elected:
Amount of initial regular income payment:	$ 5,592 per year
Initial Guaranteed Income Benefit (5% x $120,000	$ 6,000
Guaranteed Amount/Income Base which is greater than
$100,000 Account Value):

Impacts to i4LIFE ® Advantage Regular Income Payments. When you select the i4LIFE ® Advantage Guaranteed Income Benefit, cer- tain restrictions will apply to your contract:

* A 4% assumed investment return (AIR) will be used to calculate the regular income payments.

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The minimum Access Period required for Guaranteed Income Benefit (version 4) is the longer of 20 years or the difference between your age (nearest birthday) and age 90. We may change this Access Period requirement prior to election of the Guar- anteed Income Benefit. If you use the greater of the Account Value or Income Base under Lincoln Lifetime IncomeSM Advan- tage 2.0 to calculate the Guaranteed Income Benefit after the fifth anniversary of the rider's effective date, the minimum Access Period will be the longer of 15 years or the difference between your age (nearest birthday) and age 85.

•	The maximum Access Period available for this benefit is to age 115 for non-qualified contracts; to age 100 for qualified con- tracts.

If you choose to lengthen your Access Period (which must be increased by a minimum of 5 years), your regular income payment will be reduced, but the i4LIFE ® Advantage Guaranteed Income Benefit will not be affected. If you choose to shorten your Access Period, the i4LIFE ® Advantage with Guaranteed Income Benefit will terminate.

The i4LIFE ® Advantage Guaranteed Income Benefit will terminate due to any of the following events:

•	the death of the annuitant (or the later of the death of the annuitant or secondary life if a joint payout was elected); or
•	a contractowner requested decrease in the Access Period or a change to the regular income payment frequency; or
•	upon written notice to us; or
•	assignment of the contract.

A termination due to a decrease in the Access Period, a change in the regular income payment frequency, or upon written notice from the contractowner will be effective as of the valuation date on the next periodic income commencement date anniversary. Termination will be only for the i4LIFE ® Advantage Guaranteed Income Benefit and not the i4LIFE ® Advantage election, unless otherwise specified. However if you used the greater of the Account Value or Income Base under Lincoln Lifetime IncomeSM Advantage 2.0 to establish the Guaranteed Income Benefit any termination of the Guaranteed Income Benefit will also result in a termination of the i4LIFE ® Advan- tage election. If you terminate the i4LIFE ® Advantage Guaranteed Income Benefit you may be able to re-elect it, if available, after one year. The election will be treated as a new purchase, subject to the terms and charges in effect at the time of election and the i4LIFE ® Advantage regular income payments will be recalculated. The i4LIFE ® Advantage Guaranteed Income Benefit will be based on the Account Value at the time of the election.

Availability. The Guaranteed Income Benefit (version 4) will be available with qualified and nonqualified (IRAs and Roth IRAs) annuity contracts upon approval in your state. The contractowner must be under age 96 for nonqualified contracts and under age 81 for quali- fied contracts at the time this rider is elected.

General i4LIFE ® Provisions

Withdrawals. You may request a withdrawal at any time prior to or during the Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent regular income payments and Guaranteed Income Benefit payments, if applicable, will be reduced proportionately. Withdrawals may have tax consequences. See Federal Tax Matters. The interest adjustment may apply.

The following example demonstrates the impact of a withdrawal on the regular income payments and the Guaranteed Income Benefit payments:

* i4LIFE ® Regular Income Payment before Withdrawal	$ 1,200
* Guaranteed Income Benefit before Withdrawal	$ 900
* Account Value at time of Additional Withdrawal	$150,000
* Additional Withdrawal	$ 15,000	(a 10% withdrawal)

Reduction in i4LIFE ® Regular Income payment for Withdrawal = $1,200 X 10% = $120 i4LIFE ® Regular Income payment after Withdrawal = $1,200 - $120 = $1,080

Reduction in Guaranteed Income Benefit for Withdrawal = $900 X 10% = $90 Guaranteed Income Benefit after Withdrawal = $900 - $90 = $810

Surrender. At any time prior to or during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further regular income payments will be made. The interest adjustment may apply.

Termination. For IRA annuity contracts, you may terminate i4LIFE ® Advantage prior to the end of the Access Period by notifying us in writing. The termination will be effective on the next valuation date after we receive the notice and your contract will return to the accumulation phase. Your i4LIFE ® Advantage death benefit will terminate and you may choose the Guarantee of Principal death benefit option. Upon termination, we will stop assessing the charge for i4LIFE ® Advantage and begin assessing the mortality and expense risk charge and administrative charge associated with the new death benefit option. Your contract value upon termination will be equal to the Account Value on the valuation date we terminate i4LIFE ® Advantage.

For non-qualified contracts, you may not terminate i4LIFE ® Advantage once you have elected it.

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4LATER ® Advantage

4LATER ® Advantage is a rider that is available to protect against market loss by providing you with a method to receive a minimum payout from your annuity. The rider provides an Income Base (described below) prior to the time you begin taking payouts from your annuity. If you elect 4LATER ® Advantage, you must elect i4LIFE ® Advantage with the 4LATER ® Guaranteed Income Benefit to receive a benefit from 4LATER ® Advantage. Election of these riders may limit how much you can invest in certain subaccounts. See The Contracts-Investment Requirements. See Charges and Other Deductions for a discussion of the 4LATER ® Advantage charge.

4LATER ® Advantage Before Payouts Begin

The following discussion applies to 4LATER ® Advantage during the accumulation phase of your annuity, referred to as 4LATER ® . This is prior to the time any payouts begin under i4LIFE ® Advantage with the 4LATER ® Guaranteed Income Benefit.

Income Base. The Income Base is a value established when you purchase 4LATER ® and will only be used to calculate the minimum payouts available under your contract at a later date. The Income Base is not available for withdrawals or as a death benefit. If you elect 4LATER ® at the time you purchase the contract, the Income Base initially equals the purchase payments. If you elect 4LATER ® after we issue the contract, the Income Base will initially equal the contract value on the 4LATER ® Effective Date. Additional purchase payments automatically increase the Income Base by the amount of the purchase payments. Additional purchase payments will not be allowed if the contract value is zero. Each withdrawal reduces the Income Base in the same proportion as the amount withdrawn reduces the contract value on the valuation date of the withdrawal.

As described below, during the accumulation phase, the Income Base will be automatically enhanced by 15% (adjusted for additional purchase payments and withdrawals as described in the Future Income Base section below) at the end of each Waiting Period. In addition, after the Initial Waiting Period, you may elect to reset your Income Base to the current contract value if your contract value has grown beyond the 15% enhancement. You may elect this reset on your own or you may choose to have Lincoln Life automatically reset the Income Base for you at the end of each Waiting Period. These reset options are discussed below. Then, when you are ready to elect i4LIFE ® Advantage and establish the 4LATER ® Guaranteed Income Benefit, the Income Base (if higher than the contract value) is used in the 4LATER ® Advantage Guaranteed Income Benefit calculation.

Waiting Period. The Waiting Period is each consecutive 3-year period which begins on the 4LATER ® Effective Date, or on the date of any reset of the Income Base to the contract value. At the end of each completed Waiting Period, the Income Base is increased by 15% (as adjusted for purchase payments and withdrawals) to equal the Future Income Base as discussed below. The Waiting Period is also the amount of time that must pass before the Income Base can be reset to the current contract value. A new Waiting Period begins after each reset and must be completed before the next 15% enhancement or another reset occurs.

Future Income Base. 4LATER ® provides a 15% automatic enhancement to the Income Base after a 3-year Waiting Period. This enhancement will continue every 3 years until i4LIFE ® Advantage is elected, you terminate 4LATER ® or you reach the Maximum Income Base. See Maximum Income Base. During the Waiting Period, the Future Income Base is established to provide the value of this 15% enhancement on the Income Base. After each 3-year Waiting Period is satisfied, the Income Base is increased to equal the value of the Future Income Base. The 4LATER ® charge will then be assessed on this newly adjusted Income Base, but the percentage charge will not change.

Any purchase payment made after the 4LATER ® Effective Date, but within 90 days of the contract effective date, will increase the Future Income Base by the amount of the purchase payment, plus 15% of that purchase payment.

Example:

Initial Purchase Payment	$100,000
Purchase Payment 60 days later	$ 10,000
Income Base	$110,000
Future Income Base (during the 1st Waiting Period)	$126,500	($110,000 x 115%)
Income Base (after 1st Waiting Period)	$126,500
New Future Income Base (during 2nd Waiting Period)	$145,475	($126,500 x 115%)

Any purchase payments made after the 4LATER ® Effective Date and more than 90 days after the contract effective date will increase the Future Income Base by the amount of the purchase payment plus 15% of that purchase payment on a pro-rata basis for the num- ber of full years remaining in the current Waiting Period.

Example:

[Missing Graphic Reference]
Income Base	$100,000
Purchase Payment in Year 2	$ 10,000
New Income Base	$110,000
Future Income Base (during 1st Waiting Period-Year 2)	$125,500	($100,000 x 115%) + ($10,000 x 100%) +
		(10,000 x 15% x 1/3)
Income Base (after 1st Waiting Period)	$125,500
New Future Income Base (during 2nd Waiting Period)	$144,325	(125,500 x 115%)

Withdrawals reduce the Future Income Base in the same proportion as the amount withdrawn reduces the contract value on the valua- tion date of the withdrawal.

During any subsequent Waiting Periods, if you elect to reset the Income Base to the contract value, the Future Income Base will equal 115% of the contract value on the date of the reset and a new Waiting Period will begin. See Resets of the Income Base to the current contract value below.

In all situations, the Future Income Base is subject to the Maximum Income Base described below. The Future Income Base is never available to the contractowner to establish a 4LATER ® Advantage Guaranteed Income Benefit, but is the value the Income Base will become at the end of the Waiting Period.

Maximum Income Base. The Maximum Income Base is equal to 200% of the Income Base on the 4LATER ® Effective Date. The Maxi- mum Income Base will be increased by 200% of any additional purchase payments. In all circumstances, the Maximum Income Base can never exceed $10,000,000. This maximum takes into consideration the combined Income Bases for all Lincoln Life contracts (or contracts issued by our affiliates) owned by you or on which you are the annuitant.

After a reset to the current contract value, the Maximum Income Base will equal 200% of the contract value on the valuation date of the reset not to exceed $10,000,000.

Each withdrawal will reduce the Maximum Income Base in the same proportion as the amount withdrawn reduces the contract value on the valuation date of the withdrawal.

Example:

Income Base	$100,000
Purchase Payment in Year 2	$ 10,000
New Income Base	$110,000
Future Income Base after Purchase	$125,500
Payment

Income Base (after 1st Waiting	$125,500
Period)
Future Income Base (during 2nd	$144,325
Waiting Period)

Contract Value in Year 4	$112,000
Withdrawal of 10%	$ 11,200

After Withdrawal (10% adjustment)
Contract Value	$100,800
Income Base	$112,950
Future Income Base	$129,892

Maximum Income Base	$200,000
Increase to Maximum Income Base	$ 20,000
New Maximum Income Base	$220,000
Maximum Income Base	$220,000

Maximum Income Base	$220,000

Maximum Income Base	$198,000

Resets of the Income Base to the current contract value ("Resets"). You may elect to reset the Income Base to the current contract value at any time after the initial Waiting Period following: (a) the 4LATER ® Effective Date or (b) any prior reset of the Income Base. Resets are subject to a maximum of $10,000,000 and the annuitant must be under age 81. You might consider resetting the Income Base if your contract value has increased above the Income Base (including the 15% automatic Enhancements) and you want to lock-in this increased amount to use when setting the Guaranteed Income Benefit. If the Income Base is reset to the contract value, the 15% automatic Enhancement will not apply until the end of the next Waiting Period.

This reset may be elected by sending a written request to our Home Office or by specifying at the time of purchase that you would like us to administer this reset election for you. If you want us to administer this reset for you, at the end of each 3-year Waiting Period, if the contract value is higher than the Income Base (after the Income Base has been reset to the Future Income Base), we will imple- ment this election and the Income Base will be equal to the contract value on that date. We will notify you that a reset has occurred. This will continue until you elect i4LIFE ® Advantage, the annuitant reaches age 81, or you reach the Maximum Income Base. If we administer this reset election for you, you have 30 days after the election to notify us if you wish to reverse this election and have your

[Missing Graphic Reference]
Income Base increased to the Future Income Base instead. You may wish to reverse this election if you are not interested in the increased charge. If the contract value is less than the Income Base on any reset date, we will not administer this reset. We will not attempt to administer another reset until the end of the next 3-year Waiting Period; however, you have the option to request a reset during this period by sending a written request to our Home Office.

At the time of each reset (whether you elect the reset or we administer the reset for you), the annual charge will change to the current charge in effect at the time of the reset, not to exceed the guaranteed maximum charge. At the time of reset, a new Waiting Period will begin. Subsequent resets may be elected at the end of each new Waiting Period. The reset will be effective on the next valuation date after notice of the reset is approved by us.

We reserve the right to restrict resets to Benefit Year anniversaries. The Benefit Year is the 12-month period starting with the 4LATER ® Effective Date and starting with each anniversary of the 4LATER ® Effective Date after that. If the contractowner elects to reset the Income Base, the Benefit Year will begin on the effective date of the reset and each anniversary of the effective date of the reset after that.

Eligibility. To purchase 4LATER ® Advantage, the annuitant must be age 80 or younger. If you plan to elect i4LIFE ® Advantage within three years of the issue date of 4LATER ® Advantage, you will not receive the benefit of the Future Income Base.

4LATER ® Rider Effective Date. If 4LATER ® is elected at contract issue, then it will be effective on the contract's effective date. If 4LATER ® is elected after the contract is issued (by sending a written request to our Home Office), then it will be effective on the next valuation date following approval by us.

4LATER ® Guaranteed Income Benefit

When you are ready to elect i4LIFE ® Advantage regular income payments, the greater of the Income Base accumulated under 4LATER ® or the contract value will be used to calculate the 4LATER ® Guaranteed Income Benefit. The 4LATER ® Guaranteed Income Benefit is a minimum payout floor for your i4LIFE ® Advantage regular income payments. See Charges and Other Deductions for a discussion of the 4LATER ® Guaranteed Income Benefit charge.

The Guaranteed Income Benefit will be determined by dividing the greater of the Income Base or contract value (or Guaranteed Amount if applicable) on the periodic income commencement date, by 1000 and multiplying the result by the rate per $1000 from the Guaranteed Income Benefit Table in your 4LATER ® Rider. If the contract value is used to establish the 4LATER ® Guaranteed Income Benefit, this rate provides a Guaranteed Income Benefit not less than 75% of the initial i4LIFE ® Advantage regular income payment (which is also based on the contract value). If the Income Base is used to establish the Guaranteed Income Benefit (because it is larger than the contract value), the resulting Guaranteed Income Benefit will be more than 75% of the initial i4LIFE ® Advantage regular income payment.

If the amount of your i4LIFE ® Advantage regular income payment (which is based on your i4LIFE ® Advantage Account Value) has fallen below the 4LATER ® Guaranteed Income Benefit, because of poor investment results, a payment equal to the 4LATER ® Guaran- teed Income Benefit is the minimum payment you will receive. If the 4LATER ® Guaranteed Income Benefit is paid, it will be paid with the same frequency as your i4LIFE ® Advantage regular income payment. If your regular income payment is less than the 4LATER ® Guaranteed Income Benefit, we will reduce your i4LIFE ® Advantage Account Value by the regular income payment plus an additional amount equal to the difference between your regular income payment and the 4LATER ® Guaranteed Income Benefit. This withdrawal from your Account Value will be made from the subaccounts and the fixed account on a pro-rata basis according to your investment allocations.

The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment, affects the i4LIFE ® Account Value:

* i4LIFE ® Account Value before market decline	$135,000
* i4LIFE ® Account Value after market decline	$100,000
* Guaranteed Income Benefit	$ 810
* Regular Income Payment after market decline	$ 769
* Account Value after market decline and Guaranteed	$ 99,190
Income Benefit payment

If your Account Value reaches zero as a result of withdrawals to provide the 4LATER ® Guaranteed Income Benefit, we will continue to pay you an amount equal to the 4LATER ® Guaranteed Income Benefit.

When your Account Value reaches zero, your i4LIFE ® Advantage Access Period will end and the i4LIFE ® Advantage Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the 4LATER ® Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled and will reduce your death benefit. See i4LIFE ® Advantage Death Ben- efits. After the Access Period ends, we will continue to pay the 4LATER ® Guaranteed Income Benefit for as long as the annuitant (or the secondary life, if applicable) is living (i.e., the i4LIFE ® Advantage Lifetime Income Period). If your Account Value equals zero, no death benefit will be paid.

[Missing Graphic Reference]
If the market performance in your contract is sufficient to provide regular income payments at a level that exceeds the 4LATER ® Guar- anteed Income Benefit, the 4LATER ® Guaranteed Income Benefit will never come into effect.

The 4LATER ® Advantage Guaranteed Income Benefit will automatically step-up every three years to 75% of the then current regular income payment, if that result is greater than the immediately prior 4LATER ® Guaranteed Income Benefit. The step-up will occur on every third periodic income commencement date anniversary for 15 years. At the end of a 15-year step-up period, the contractowner may elect a new 15-year step-up period by submitting a written request to the Home Office. If you prefer, when you start the Guaran- teed Income Benefit, you can request that Lincoln Life administer this election for you. At the time of a reset of the 15 year period, the charge for the 4LATER ® Guaranteed Income Benefit will become the current charge up to the guaranteed maximum charge of 1.50% (i4LIFE ® Advantage charges are in addition to the Guaranteed Income Benefit charge). After we administer this election, you have 30 days to notify us if you wish to reverse the election (because you do not wish to incur the additional cost). If we receive this notice, we will decrease the percentage charge, on a going forward basis, to the percentage charge in effect before the step-up occurred.

Additional purchase payments cannot be made to your contract after the periodic income commencement date. The 4LATER ® Guaran- teed Income Benefit is reduced by withdrawals (other than regular income payments) in the same proportion that the withdrawals reduce the Account Value. You may want to discuss the impact of additional withdrawals with your financial adviser.

Impacts to i4LIFE ® Advantage Regular Income Payments. At the time you elect i4LIFE ® Advantage, you also select the Access Period. See i4LIFE ® Advantage – Access Period. Generally, shorter Access Periods will produce a higher initial i4LIFE ® Advantage regular income payment and higher Guaranteed Income Benefit payments than longer Access Periods. The minimum Access Period required with the 4LATER ® Guaranteed Income Benefit currently is the longer of 15 years or the difference between your current age (nearest birthday) and age 85. We reserve the right to increase this minimum prior to election of 4LATER ® Advantage, subject to the terms in your rider. (Note: i4LIFE ® Advantage may allow a shorter Access Period if a Guaranteed Income Benefit is not provided.)

If you choose to lengthen your Access Period at a later date, thereby recalculating and reducing your regular income payment, your 4LATER ® Guaranteed Income Benefit will also be recalculated and reduced. The 4LATER ® Guaranteed Income Benefit will be adjusted in proportion to the reduction in the regular income payment. If you choose to shorten your Access Period, the 4LATER ® Rider will terminate.

When you make your 4LATER ® Guaranteed Income Benefit and i4LIFE ® Advantage elections, you must also choose an assumed investment return of 4% to calculate your i4LIFE ® Advantage regular income payments. Once you have elected 4LATER ® , the assumed investment return rate will not change; however, we may change the required assumed investment return rate in the future for new purchasers only.

The following is an example of what happens when you extend the Access Period:

Assume:

i4LIFE ® Advantage remaining Access Period = 10 years Current i4LIFE ® Advantage regular income payment = $6,375 Current 4LATER ® Guaranteed Income Benefit = $5,692

Extend Access Period 5 years:

i4LIFE ® Advantage regular income payment after extension = $5,355

Percentage change in i4LIFE ® Advantage regular income payment = $5,355 ÷ $6,375 = 84% New 4LATER ® Guaranteed Income Benefit = $5,692 x 84% = $4,781

General Provisions of 4LATER ® Advantage

Termination. After the later of the third anniversary of the 4LATER ® Rider Effective Date or the most recent Reset, the 4LATER ® Rider may be terminated upon written notice to us. Prior to the periodic income commencement date, 4LATER ® will automatically terminate upon any of the following events:

•	termination of the contract to which the 4LATER ® Rider is attached;
•	the change of or the death of the annuitant (except if the surviving spouse assumes ownership of the contract and the role of the annuitant upon death of the contractowner); or
•	the change of contractowner (except if the surviving spouse assumes ownership of the contract and the role of annuitant upon the death of the contractowner), including the assignment of the contract.

After the periodic income commencement date, the 4LATER ® Rider will terminate due to any of the following events:

•	the death of the annuitant (or the later of the death of the annuitant or secondary life if a joint payout was elected); or
•	a contractowner requested decrease in the Access Period or a change to the regular income payment frequency.

A termination due to a decrease in the Access Period, a change in the regular income payment frequency, or upon written notice from the contractowner will be effective as of the valuation date on the next periodic income commencement date anniversary. Termination will be only for the 4LATER ® Guaranteed Income Benefit and not the i4LIFE ® Advantage election, unless otherwise specified.

[Missing Graphic Reference]
If you terminate 4LATER ® prior to the periodic income commencement date, you must wait one year before you can re-elect 4LATER ® or purchase the Lincoln SmartSecurity ® Advantage or Lincoln Lifetime IncomeSM Advantage 2.0. If you terminate the 4LATER ® Rider on or after the periodic income commencement date, you cannot re-elect it. You may be able to elect the i4LIFE ® Advantage Guaran- teed Income Benefit, if available, after one year. The i4LIFE ® Advantage Guaranteed Income Benefit will be based on the Account Value at the time of the election. The election of one of these benefits, if available, will be treated as a new purchase, subject to the terms and charges in effect at the time of election.

Availability. You cannot elect 4LATER ® after an annuity payout option or i4LIFE ® Advantage has been elected, and it cannot be elected on contracts that currently have Lincoln SmartSecurity ® Advantage or Lincoln Lifetime IncomeSM Advantage 2.0.

Contractowners who drop Lincoln SmartSecurity ® Advantage or Lincoln Lifetime IncomeSM Advantage 2.0 and elect 4LATER ® will not carry their Guaranteed Amount or Income Base over into the new 4LATER ® . The 4LATER ® Income Base will be established based on the contractowner's contract value on the Effective Date of 4LATER ® . Contractowners who drop Lincoln SmartSecurity ® Advantage or Lincoln Lifetime IncomeSM Advantage 2.0 will have to wait one year before they can elect 4LATER ® . See The Contracts – Lincoln SmartSecurity ® Advantage or Lincoln Lifetime IncomeSM Advantage 2.0.

Annuity Payouts

When you apply for a contract, you may select any annuity commencement date permitted by law, which is usually on or before the annuitant's 90th birthday. However, you must elect to receive annuity payouts by the annuitant's 99th birthday. Your broker-dealer may recommend that you annuitize at an earlier age. As an alternative, contractowners with Lincoln SmartSecurity ® Advantage may elect to annuitize their Guaranteed Amount under the Guaranteed Amount Annuity Payout Option. Contractowners with Lincoln Life- time IncomeSM Advantage 2.0 may elect the Guaranteed Annual Income Amount Annuity Payout option.

The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the contract value may be used to purchase an annuity payout option.

You may elect annuity payouts in monthly, quarterly, semiannual or annual installments. If the payouts from any subaccount would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explana- tions of the annuity options available.

Annuity Options

The annuity options outlined below do not apply to contractowners who have elected i4LIFE ® Advantage, the Maximum Annual With- drawal Amount Annuity Payout option or the Guaranteed Amount Annuity Payout option.

Life Annuity. This option offers a periodic payout during the lifetime of the annuitant and ends with the last payout before the death of the annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provi- sion for a death benefit for beneficiaries. However, there is the risk under this option that the recipient would receive no payouts if the annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Life Annuity with Payouts Guaranteed for Designated Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the annuitant. The designated period is selected by the contractowner.

Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. However, under a joint life annuity, if both annuitants die before the date set for the first payout, no payouts will be made. Only one payment would be made if both deaths occur before the second scheduled payout, and so on.

Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the life- time of the survivor. The designated period is selected by the contractowner.

Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. When one of the joint annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

Joint Life and Two-Thirds Survivor Annuity with Guaranteed Period. This option provides a periodic payout during the joint lifetime of the annuitant and a joint annuitant. When one of the joint annuitants dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the annuitants die during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the annuitant with the guarantee that upon death a payout will be made of the value of the number of annuity units (see Variable Annuity Payouts) equal to the excess, if any, of:

[Missing Graphic Reference]
•	the total amount applied under this option divided by the annuity unit value for the date payouts begin, minus
•	the annuity units represented by each payout to the annuitant multiplied by the number of payouts paid before death.

The value of the number of annuity units is computed on the date the death claim is approved for payment by the Home Office.

Life Annuity with Cash Refund. Fixed annuity benefit payments that will be made for the lifetime of the annuitant with the guarantee that upon death, should (a) the total dollar amount applied to purchase this option be greater than (b) the fixed annuity benefit pay- ment multiplied by the number of annuity benefit payments paid prior to death, then a refund payment equal to the dollar amount of (a) minus (b) will be made.

Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. You may pre-select an annuity payout option as a method of paying the death benefit to a beneficiary. If you do, the beneficiary cannot change this payout option. You may change or revoke in writing to our Home Office, any such selection, unless such selection was made irrevocable. If you have not already chosen an annuity payout option, the beneficiary may choose any annu- ity payout option. At death, options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable.

Lincoln SmartIncomeSM Inflation. The Lincoln SmartIncomeSM Inflation Fixed Annuity Payout Option ("Lincoln SmartIncomeSM Infla- tion") is an annuity payout option that provides:

•
Scheduled Payments (the periodic annuity payouts under this rider) for the life of the annuitant and secondary life (secondary life may also be referred to as joint life), if applicable, that may change each January based on changes in the Consumer Price Index- Urban (CPI). The CPI is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for all Urban Consumers published by the U.S. Bureau of Labor Statistics and is widely used to measure inflation.

•	A Guaranteed Minimum Scheduled Payment.
•	A death benefit based on the Reserve Value.
•
A Reserve Value from which additional withdrawals, called Unscheduled Payments, may be taken at any time as long as the Reserve Value is greater than zero and up to the amount of the Reserve Value less any related charges and taxes.

You must wait at least one year from the effective date of the contract to elect Lincoln SmartIncomeSM Inflation. For non-qualified annuities the annuitant and joint annuitant must be at least 50 years of age and not older than 85 years of age (50 years and not more than 75 years of age for qualified annuities). The minimum contract value that may be credited to this annuity payout option is $50,000 and the maximum is $2,000,000.

You may consider electing this annuity payout option if you would like an annuity payout that may increase or decrease as inflation, as measured by the CPI, increases or decreases. Lincoln SmartIncomeSM Inflation also provides a guaranteed minimum payout, death benefits and access to the Reserve Value from which you can take Unscheduled Payments. We offer other fixed annuity payout options that have a higher income factor and would result in a higher payment than Lincoln SmartIncomeSM Inflation but do not offer Unscheduled Payments or a death benefit. You should carefully consider whether or not Lincoln SmartIncomeSM Inflation is the appropriate choice for you.

All or a portion of your contract value may be used to fund the Lincoln SmartIncomeSM Inflation. You may select both Lincoln SmartIncomeSM Inflation and another annuity payout option at the same time by allocating less than 100% of your contract value to Lincoln SmartIncomeSM Inflation and the remainder to the other annuity payout option. If only a portion of your contract value is used to fund Lincoln SmartIncomeSM Inflation, the remainder of the contract value must be used to fund another annuity payout option.

The Lincoln SmartIncomeSM Inflation may not be available for purchase in the future as we reserve the right not to offer it for sale. The availability of Lincoln SmartIncomeSM Inflation will depend upon your state's approval of the contract rider. We also reserve the right to substitute an appropriate index for the CPI, if:

1.	The CPI is discontinued, delayed, or otherwise not available for this use; or

2.	The composition, base or method of calculating the CPI changes so that we deem it inappropriate for use.
If the CPI is discontinued, delayed or otherwise not available, or if the composition, base or method of, calculating the CPI changes so that we deem it inappropriate for use in Lincoln SmartIncomeSM Inflation, we will substitute an appropriate index for the CPI. In the case of a substitution, we will give you written notification at least 30 days in advance of this change, as well as provide you with an amendment to the prospectus. We will attempt to utilize a substitute index generated by the government that is a measure of inflation. We will not substitute an index created by us or one of our affiliates. Upon substitution of the CPI, annuity payment values will be cal- culated consistent with the formulas currently used but with different index values for calculating the Scheduled Payment and Reserve Value adjustments. If we substitute a different index of the CPI you may cancel the Rider per the terms of the termination provisions of Rider and may be subject to an Unscheduled Payment charge. See Termination and Unscheduled Payments.

Rider Year and Rider Date. The Rider Date is the effective date of the Rider. The Rider Date anniversary is the same calendar day as the Rider Date each calendar year. A Rider Year is each 12-month period starting with the Rider Date and starting each Rider Date anniversary after that.

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Scheduled Payment and Guaranteed Minimum Scheduled Payment. Scheduled Payments are annuity payouts for the life of the annuitant (and secondary life if applicable).You choose when payments will begin and whether the Scheduled Payment is paid monthly, quarterly, semi-annually or annually. Once the Scheduled Payment frequency is established it cannot be changed. The fre- quency of the Scheduled Payments will affect the dollar amount of each Scheduled Payment. For example, a more frequent payment schedule will reduce the dollar amount of each Scheduled Payment. The first payment must be at least 30 days after the Rider Date and before the first Rider Date anniversary. The Scheduled Payment will be adjusted either up or down on an annual basis depending on the percentage change of the CPI. Scheduled Payments are also adjusted for Unscheduled Payments, any related Unscheduled Payment charge and any deduction for premium taxes. If adjustments to the Scheduled Payment cause it to be less than the Guaran- teed Minimum Scheduled Payment, as adjusted, you will receive the Guaranteed Minimum Scheduled Payment, as adjusted, unless Unscheduled Payments have reduced the Reserved Value to zero, in which case the Rider will terminate.

Lincoln SmartIncomeSM Inflation also provides a Guaranteed Minimum Scheduled Payment which is initially equal to the first Sched- uled Payment. The Guaranteed Minimum Scheduled Payment may be adjusted for Unscheduled Payments, any related Unscheduled Payment charge and any deductions for premium taxes, but is not adjusted for changes in the CPI. (See further discussion and example of reductions to the Scheduled Payment and Guaranteed Minimum Scheduled Payment for Unscheduled Payment in the Unscheduled Payment section below.)

The initial Scheduled Payment is calculated by multiplying the contract value allocated to Lincoln SmartIncomeSM Inflation, reduced for any premium tax, by an income factor. The income factor is based upon:

•	the age and sex of the annuitant and secondary life;
•	the frequency of the Scheduled Payments;
•	the Scheduled Payments start date.

For a given contractowner with the same characteristics (sex, age, frequency of annuity payouts and annuity payout start date) the income factor for a fixed lifetime annuity payout option would be higher than the income factor for Lincoln SmartIncomeSM Inflation. You may request an illustration of annuity values prior to purchasing Lincoln SmartIncomeSM Inflation which will illustrate the Sched- uled Payment and Guaranteed Minimum Scheduled Payment you may expect.

Reserve Value. The Reserve Value is a value we establish to determine the amount available for Unscheduled Payments and the death benefit, if any. The initial Reserve Value on the Rider Date is equal to the amount of the contract value used to purchase Lincoln SmartIncomeSM Inflation, less any outstanding premium taxes that have not previously been deducted. Each January 1, the Reserve Value will be adjusted either up or down by the percentage change in the CPI during the preceding calendar year, as described below. The Reserve Value is decreased dollar for dollar by any Scheduled or Unscheduled Payments and related Unscheduled Payment charges or any premium taxes. There is no minimum floor to the Reserve Value. If the Reserve Value falls to zero because of Sched- uled Payments and/or negative CPI Adjustments (and not due to the deduction of Unscheduled Payments and related Unscheduled Payment charges and taxes) there will be no more annual adjustments to the Reserve Value and there will be no more Unscheduled Payments or death benefit. However, the Scheduled Payments will continue for the life of the annuitant and secondary life, if appli- cable.

If the deduction of an Unscheduled Payment and related Unscheduled Payment charge reduces the Reserve Value to zero the Lincoln SmartIncomeSM Inflation will terminate.

Adjustment of the Scheduled Payment and Reserve Value. Each January 1st (Adjustment Date) the Scheduled Payment and Reserve Value may be adjusted up or down by the same percentage, which will be the percentage change in the CPI during the pre- ceding calendar year. The CPI is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for all Urban Consum- ers and is published monthly by the United States Department of Labor, Bureau of Labor Statistics (BLS). The CPI measures over time the average price change paid by urban consumers for consumer goods and services. The CPI is published as a number (CPI Value).You may obtain information regarding the CPI from BLS electronically (www.bls.gov/cpi), through subscriptions to publica- tions, and via telephone and fax, through automated recordings.

The adjustment to the Scheduled Payment and to the Reserve Value each Adjustment Date may be positive or negative, depending upon whether the CPI Value has risen or fallen in the preceding calendar year. A rise in the CPI Value will result in a positive adjust- ment. A fall in the CPI Value will result in a negative adjustment. The percentage change in the CPI is measured by the change in the CPI Value published each December immediately preceding the Adjustment Date compared to either the initial CPI Value (first adjust- ment) or the CPI Value published in December two calendar years preceding the Adjustment Date (all subsequent adjustments after the first). The CPI Value published in December is the CPI Value for the month of November. The first adjustment to the Scheduled Payment and Reserve Value will be made on the next Adjustment Date following the Rider Date. For the first adjustment the initial CPI Value will be the CPI Value published in the month preceding the Rider Date. The calculation of the first adjustment percentage will be equal to [(i)/(ii)] where:

(i)	is the CPI Value published in December of the calendar year immediately preceding the Adjustment Date

(ii)	is the initial CPI Value

[Missing Graphic Reference]
Following is an example of the calculation of the first adjustment percentage and the first adjustment to the Reserve Value using hypo- thetical CPI values:

Initial Reserve Value on Rider Date 4/15/2009	$ 150,000
Initial Scheduled Payment on 4/15/2009	$ 8,000
Initial CPI Value published in March 2009	150
CPI Value published in December 2009	155
Adjustment percentage (155/150)	1.033333
Reserve Value After 1/1/2010 Adjustment ($150,000 x 1.033333)	$ 155,000
Scheduled Payment After 1/1/2010 Adjustment ($8,000 x 1.033333)	$ 8,266.67

Subsequent adjustments will be calculated on each subsequent Adjustment Date. Subsequent adjustments will be based upon the percentage change in the CPI Value published in December immediately preceding the Adjustment Date compared with the CPI Value published two calendar years prior to the Adjustment Date. Calculations of the adjustment percentage after calculation of the first adjustment percentage will be equal to [(i)/ (ii)] where:

(i)	is the CPI Value published in December of the calendar year immediately preceding the Adjustment Date

(ii)	is the CPI Value published in December two calendar years preceding the Adjustment Date.
If adjustments to the Scheduled Payment cause it to be less than the Guaranteed Minimum Scheduled Payment you will receive the Guaranteed Minimum Scheduled Payment. While you are receiving the Guaranteed Minimum Scheduled Payment we will continue to adjust the Scheduled Payment by the percentage change of the CPI Value published each December immediately preceding the Adjustment Date compared to the CPI Value published two calendar years prior to the Adjustment Date. You will start to receive the Scheduled Payment again in the year that it is adjusted so that it is greater than the Guaranteed Minimum Scheduled Payment.

The following example demonstrates the impact of a positive change in a hypothetical CPI Value resulting in a positive adjustment to the Scheduled Payment and Reserve Value:

Annual Scheduled Payment for calendar year 2009	$ 5,000
Guaranteed Minimum Scheduled Payment for calendar year 2009	$ 4,800
Reserve Value 12/31/2009	$ 100,000
CPI Value published in December 2009	120
CPI Value published in December 2008	115
Adjustment percentage (120/115):	1.043782
Reserve Value after 1/1/2010 adjustment ($100,000 x 1.043782)	$ 104,378
Annual Scheduled Payment for calendar year 2010 after 1/1/2010 adjustment ($5,000 x	$ 5,217.39
1.043782)

Since the Scheduled Payment (after the adjustment) for 2010 of $5,217.39 is greater than the Guaranteed Scheduled Payment of $4,800, the payment you will receive in 2010 will equal the Scheduled Payment of $5,217.39.

The following example demonstrates the impact of a negative change in a hypothetical CPI Value resulting in a negative adjustment to the Scheduled Payment and Reserve Value:

Annual Scheduled Payment for calendar year 2009	$ 5,000
Guaranteed Minimum Scheduled Payment for calendar year 2009	$ 4,800
Reserve Value 12/31/2009	$ 100,000
CPI Value published in December 2009	120
CPI Value published in December 2008	130
Adjustment percentage (120/130):	0.9230769
Reserve Value after 1/1/2010 adjustment ($100,000 x 0.9230769)	$ 92,308
Annual Scheduled Payment for calendar year 2010 after 1/1/2010 adjustment ($5,000 x	$ 4,615.38
0.9230769)

Since the Scheduled Payment (after adjustment) for 2010 of $4,615.38 is less than the Guaranteed Minimum Scheduled Payment of $4,800, the payment you will receive in 2010 will equal the Guaranteed Minimum Scheduled Payment of $4,800.

Continuing this example for the next year's adjustment:

[Missing Graphic Reference]
Annual Scheduled Payment for calendar year 2010	$ 4,800
Guaranteed Minimum Scheduled Payment for calendar year 2010	$ 4,800
Reserve Value 12/31/2010 ($92,308 - $4,800)	$ 87,508
CPI Value published in December 2010	140
CPI Value published in December 2009	120
Adjustment percentage (140/120):	1.16666
Reserve Value after 1/1/2011 adjustment ($87,508 x 1.166666)	$ 102,093
Annual Scheduled Payment for calendar year 2011 after 1/1/2011 adjustment ($4,615.38 x	$5,384.61
1.166666)

The adjustment is applied to the previously calculated Scheduled Payment ($4,615.38) and not the Guaranteed Minimum Scheduled Payment $4,800. Since the adjusted Scheduled Payment is greater than the Guaranteed Minimum Guaranteed Payment, the Sched- uled Payment will be paid out in calendar year 2011.

Unscheduled Payments. You may take withdrawals in addition to your Scheduled Payments (Unscheduled Payments) up to the amount of the Reserve Value less any related Unscheduled Payment charges and any deduction for any premium taxes. Unscheduled Payments and any related Unscheduled Payment charges or premium taxes will reduce the Reserve Value on a dollar for dollar basis. Unscheduled Payments will reduce the Scheduled Payments and Guaranteed Minimum Scheduled Payment in the same proportion the Unscheduled Payment reduces the Reserve Value (including Unscheduled Payment charges and taxes). Because the Reserve Value is reduced over time (due to Scheduled Payments, Unscheduled Payments and related Unscheduled Payment charges and any premium taxes) an Unscheduled Payment taken in the later years of the Rider when the Reserve Value is smaller may result in a larger proportional reduction to the Scheduled Payment and Guaranteed Minimum Scheduled Payment than if the same Unscheduled Pay- ment was taken in the early years of the Rider when the Reserve Value was larger and may also result in a proportional reduction of the Scheduled Payment and Guaranteed Minimum Scheduled Payment that is more than the Unscheduled Payment amount taken.

If the Reserve Value falls to zero because of Scheduled Payments and/or negative CPI Adjustments (other than due to the deduction of Unscheduled Payments and related Unscheduled Payment charges and taxes) there will be no more annual adjustments to the Reserve Value and there will be no more Unscheduled Payments or death benefit. However, the Scheduled Payments will continue for the life of the annuitant and secondary life, if applicable. If the deduction of an Unscheduled Payment and related Unscheduled Pay- ment charge reduces the Reserve Value to zero the Lincoln SmartIncomeSM Inflation will terminate.

The following example shows how an Unscheduled Payment of $2,000 taken in the early years of the Rider results in a $300 propor- tional reduction of the Guaranteed Minimum Scheduled Payment. The example assumes that no other Unscheduled Payments have been taken.
Reserve Value 1/1/2010	$100,000
Guaranteed Minimum Scheduled Payment 1/1/2010	$ 15,000
Unscheduled Payment 1/2/2010	$ 2,000
Proportional reduction percentage ($2,000/$100,000)	.02
Proportional reduction to the Guaranteed Minimum Scheduled Payment (.02 x $15,000)	$ 300
New Guaranteed Minimum Scheduled Payment	$ 14,700

The example next shows how the same $2,000 Unscheduled Payment taken in the later years of the Rider results in a $3,000 propor- tional reduction of the Guaranteed Minimum Scheduled Payment which is more than the actual Unscheduled Payment amount.

Reserve Value 1/1/2010	$10,000
Guaranteed Minimum Scheduled Payment	$15,000
Unscheduled Payment 1/2/2010	$ 2,000
Proportional reduction percentage ($2,000/$10,000)	.20
Proportional reduction to the Guaranteed Minimum Scheduled Payment (.20 x $15,000)	$ 3,000
New Guaranteed Minimum Scheduled Payment ($15,000 - $3,000)	$12,000

Please note that any Unscheduled Payments may significantly reduce your future Scheduled Payments, Guaranteed Minimum Scheduled Payment, as well as your Reserve Value, so carefully consider this before deciding to take an Unscheduled Payment.

If the Unscheduled Payment is taken during the first seven Rider Years an Unscheduled Payment charge is assessed on the amount of the Unscheduled Payment that exceeds the 10% free amount per Rider Year. Unscheduled Payments of up to 10% of the then current Reserve Value may be taken each Rider Year without charge, as long as the then current Reserve Value is greater than zero. The Unscheduled Payment charge is assessed against Unscheduled Payments in excess of 10% of the then current Reserve Value in a Rider Year. Unscheduled Payments that do not exceed on a cumulative basis more than 10% of the then current Reserve Value each year are not subject to an Unscheduled Payment charge. If an Unscheduled Payment is subject to an Unscheduled Payment charge the charge will be deducted from the Unscheduled Payment so that you will receive less than the amount requested. If the annuitant

[Missing Graphic Reference]
or secondary life is diagnosed with a terminal illness or confined to an extended care facility after the first Rider Year, then no Unscheduled Payment charges are assessed on any Unscheduled Payment. The Unscheduled Payment charge is also waived upon payment of a death benefit as described below. See Charges and Other Deductions – Charges for Lincoln SmartIncomeSM Inflation for a schedule of Unscheduled Payment charges.

The following example demonstrates the Unscheduled Payment charge for an Unscheduled Payment taken in the third Rider Year and the impact to Scheduled Payments and the Guaranteed Minimum Scheduled Payment:

Guaranteed Minimum Scheduled Payment for calendar year 2010	$ 4,800
Annual Scheduled Payment for calendar year 2010 paid 1/1/2010	$ 5,000
Reserve Value 1/1/2010 before Scheduled Payment	$515,000
Reserve Value 1/2/2010 after Scheduled Payment ($515,000 - $5,000)	$510,000
Unscheduled Payment charge percent	7%
Then current Reserve Value before Unscheduled Payment on 1/15/2010	$510,000
Free amount on 1/15/2010 (10% x $510,000)	$ 51,000
Unscheduled Payment 1/15/2010	$ 10,000
[since Unscheduled Payment is within the 10% free amount ($10,000 < = $51,000) there is no Unscheduled Payment charge]
Reserve Value 1/15/2010 after Unscheduled Payment ($510,000 - $10,000)	$500,000
Proportional reduction percentage due to Unscheduled Payment ($10,000/$510,000)	1.96078%
Scheduled Payment after proportional reduction for Unscheduled Payment [$5,000 -	$ 4,902
($5,000 x .0196078)]
Guaranteed Scheduled Payment after proportional reduction [$4,800 -($4,800 x .0196078)]	$ 4,706
Then current Reserve Value 2/1/2010 before second Unscheduled Payment	$500,000
2nd Unscheduled Payment 2/1/2010	$ 75,000
Free amount on 2/1/2010 (10% x $500,000)	$ 50,000
Remaining free amount ($50,000 - $10,000 prior Unscheduled Payment)	$ 40,000
Unscheduled Payment charge [($75,000 - $40,000) x .07]	$ 2,450
Unscheduled Payment paid (minus Unscheduled Payment charge ($75,000 - $2,450)	$ 72,550
Proportional reduction percentage due to Unscheduled Payment ($75,000/$500,000)	15%
Scheduled Payment after proportional reduction for Unscheduled Payment [$5,000 -	$ 4,250
($5,000 x .15)]
Guaranteed Minimum Scheduled Payment after proportional reduction for Unscheduled	$ 4,000
Payment [$4,800 - ($4,800 x .15)]
Reserve Value after 2/2/2010 Unscheduled Payment and Unscheduled Payment charge	$425,000
($500,000 - $75,000)

If the deduction for an Unscheduled Payment, including any related Unscheduled Payment charge and premium taxes, reduces the Reserve Value to zero, Lincoln SmartIncomeSM Inflation will terminate.

Death of Contractowner, Annuitant or Secondary Life. On or after the annuity commencement date, upon the death of the contractowner, annuitant or the secondary life a death benefit will be paid if there is a Reserve Value. The death benefit will be deter- mined as of the date due proof of death is received by us. See Annuity Options - General Information.

The death benefit paid under Lincoln SmartIncomeSM Inflation will be the greater of:

a.	the current Reserve Value as of the date due proof of death is received by us; or

b.	the initial Reserve Value, less all Scheduled and Unscheduled Payments, less any Unscheduled Payment charges.
Following is an example of the calculation of a death benefit upon the death of the contractowner demonstrating the impact of a nega- tive hypothetical CPI factor:

7/15/2009	Initial Reserve Value	$100,000
1/10/2010	Reserve Value is adjusted due to negative CPI Value of -.10	$ 90,000
	($100,000 x .10 = $10,000 Adjustment)
	($100,000 - $10,000 = $90,000 Reserve Value)
2/1/2010	Scheduled Payment of $45,000 reduces the Reserve Value	$ 45,000
	Reserve Value is reduced by the amount of the Scheduled Payment
	($90,000 - $45,000 = $45,000)

[Missing Graphic Reference]
8/6/2010	Death of a contractowner
	Death benefit is greater of
	a) current Reserve Value ($45,000);or
	b) initial Reserve Value minus Scheduled Payment
	($100,000 - $45,000	= $55,000)
8/5/2010	Death benefit paid		$55,000

If any contractowner (who is not the annuitant) dies while Lincoln SmartIncomeSM Inflation is in force, the holder of the rights of own- ership (i.e. the beneficiary or successor owner) pursuant to the terms of the underlying contract may:

1.	Terminate the contract and receive the death benefit, if any, in a lump-sum; or

2.
Continue the contract in force and receive Scheduled Payments and Unscheduled Payments less any Unscheduled Payment charge until the later of (i) the Reserve Value being reduced to zero, or (ii) the death(s) of the annuitant and any secondary life.

If the annuitant dies (whether or not the annuitant is an owner) while Lincoln SmartIncomeSM Inflation is in force, the holder of the rights of ownership pursuant to the terms of the underlying contract may:

1.	Terminate the contract and receive the death benefit, if any, in a lump-sum; or

2.
Continue the contract in force and receive Scheduled Payments and Unscheduled Payments less any Unscheduled Payment charge until the later of (i) the Reserve Value being reduced to zero (this may result in a reduced final Scheduled Payment where the Reserve Value is less than the Scheduled Payment to reduce the Reserve Value to zero), or (ii) the death of any secondary life.

If the secondary life (who is not an owner) dies while Lincoln SmartIncomeSM Inflation is in force the holder of the rights of ownership pursuant to the terms of the underlying contract, may:

1.	Terminate the contract and receive the death benefit, if any in a lump-sum; or

2.
Continue the contract in force and receive Scheduled Payments and Unscheduled Payments, less Unscheduled Payment charge until the later of (i) the Reserve Value being reduced to zero (this may result in a reduced final Scheduled Payment where the Reserve Value is less than the Scheduled Payment to reduce the Reserve Value to zero), or (ii) the death of the annuitant.

Once you elect Lincoln SmartIncomeSM Inflation, any prior death benefit elections will terminate (other than any death benefit in effect under i4LIFE ® Advantage) and the Lincoln SmartIncomeSM Inflation death benefit will be in effect. If you have elected i4LIFE ® Advan- tage, the i4LIFE ® Advantage death benefit will be in effect only on the portion of the contract value invested in i4LIFE ® Advantage.

If we were not notified of a death and we continue to make Scheduled or Unscheduled Payments after the date that Lincoln SmartIncomeSM Inflation should have been terminated, any such payments made are recoverable by us. The contractowner(s) or the holder of the rights of ownership will be liable to the Company for the amount of such payments made.

Termination.

You may terminate the Lincoln SmartIncomeSM Inflation by taking an Unscheduled Payment that results in the Reserve Value being reduced to zero due to the deduction of the Unscheduled Payment and any related Unscheduled Payment charge and any premium taxes. Upon termination of the Rider due to the deduction of an Unscheduled Payment, and any related Unscheduled Payment charge and any premium taxes, there will be no further Scheduled Payments made or received under the Rider.

If the Reserve Value is reduced to zero and the sum of the Scheduled and Unscheduled Payments made, plus all Unscheduled Pay- ment charges incurred, is less than the initial Reserve Value, we will pay the holder of the rights of ownership, the difference. The pay- ment of the difference between the initial Reserve Value and the sum of all Scheduled and Unscheduled Payments made, plus charges incurred may occur under circumstances where changes in the CPI have been negative, thus resulting in a lowered Reserve Value.

The following example shows how negative changes to the CPI result in a payment of the difference between the initial Reserve Value and the sum of all Scheduled and Unscheduled Payments made plus incurred charges:

7/15/2009	Initial Reserve Value	$100,000
1/10/2010	Reserve Value is adjusted due to negative CPI Value of -.10	$ 90,000
($100,000 x .10 = $10,000 Adjustment)
($100,000 - $10,000 = $90,000 Reserve Value)
2/1/2010	Scheduled Payment of $45,000 reduces the Reserve Value	$ 45,000
Reserve Value is reduced by the amount of the Scheduled Payment ($90,000 -
$45,000 = $45,000)
8/6/2010	Unscheduled Payment	$ 45,000
	Reserve Value	$ 0

[Missing Graphic Reference]
Reserve Value is reduced to zero which results in termination of the rider
Initial Reserve Value is greater than payments received
[$100,000 > ($45,000 + $45,000) = $90,000]
Final payment made to holder of rights of ownership	$10,000

General Information

Any previously selected death benefit in effect before the annuity commencement date will no longer be available on and after the annuity commencement date. You may change the annuity commencement date, change the annuity option or change the alloca- tion of the investment among subaccounts up to 30 days before the scheduled annuity commencement date, upon written notice to the Home Office. You must give us at least 30 days notice before the date on which you want payouts to begin.

Unless you select another option, the contract automatically provides for a life annuity with annuity payouts guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the annuitant's death (or surviving annuitant's death in case of joint life annuity) will be paid to you or your beneficiary as payouts become due after we are in receipt of:

•	proof, satisfactory to us, of the death;
•	written authorization for payment; and
•	all claim forms, fully completed.

Variable Annuity Payouts

Variable annuity payouts will be determined using:

•	The contract value on the annuity commencement date, less applicable premium taxes;
•	The annuity tables contained in the contract;
•	The annuity option selected; and
•	The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1.	Determine the dollar amount of the first periodic payout; then

2.	Credit the contract with a fixed number of annuity units equal to the first periodic payout divided by the annuity unit value; and

3.	Calculate the value of the annuity units each period thereafter.
Annuity payouts assume an investment return of 3%, 4%, 5% or 6% per year, as applied to the applicable mortality table. Some of these assumed interest rates may not be available in your state; therefore, please check with your investment representative. You may choose your assumed interest rate at the time you elect a variable annuity payout on the administrative form provided by us. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the ini- tial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annu- alized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to increase, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.

Fixed Side of the Contract

Purchase payments allocated to the fixed side of the contract become part of our general account, and do not participate in the invest- ment experience of the VAA. The general account is subject to regulation and supervision by the Indiana Department of Insurance as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, we have not registered interests in the general account as a security under the Securities Act of 1933 and have not registered the general account as an investment company under the 1940 Act. Accordingly, nei- ther the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures which are included in this prospectus which relate to our general account and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

[Missing Graphic Reference]
We guarantee an effective interest rate of not less than 1.50% per year on amounts held in a fixed account. Any amount surrendered, withdrawn from or transferred out of a fixed account prior to the expiration of the guaranteed period is subject to the interest adjust- ment (see Interest Adjustment and Charges and Other Deductions). The interest adjustment will NOT reduce the amount available for a surrender, withdrawal or transfer below the value it would have had if 1.50% (or the guaranteed minimum interest rate for your con- tract) interest had been credited to the fixed subaccount.

ANY INTEREST IN EXCESS OF 1.50% (OR THE GUARANTEED MINIMUM INTEREST RATE STATED IN YOUR CONTRACT) WILL BE DECLARED IN ADVANCE AT OUR SOLE DISCRETION. CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF THE MINIMUM INTEREST RATE WILL BE DECLARED.

Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting purchase payments or transfers into the fixed side of the contract at any time.

Guaranteed Periods

The portion of the fixed account which accepts allocations for a guaranteed period at a guaranteed interest rate is called a fixed subac- count. There is a fixed subaccount for each particular guaranteed period.

You may allocate purchase payments to one or more fixed subaccounts with guaranteed periods of 1 to 10 years. We may add guar- anteed periods or discontinue accepting purchase payments into one or more guaranteed periods at any time. The minimum amount of any purchase payment that can be allocated to a fixed subaccount is $2,000. Each purchase payment allocated to a fixed subac- count will start its own guaranteed period and will earn a guaranteed interest rate. The duration of the guaranteed period affects the guaranteed interest rate of the fixed subaccount. A fixed subaccount guarantee period ends on the date after the number of calendar years in the fixed subaccount's guaranteed period. Interest will be credited daily at a guaranteed rate that is equal to the effective annual rate determined on the first day of the fixed subaccount guaranteed period. Amounts surrendered, transferred or withdrawn from a fixed subaccount prior to the end of the guaranteed period will be subject to the interest adjustment. Each guaranteed period purchase payment will be treated separately for purposes of determining any applicable interest adjustment. Any amount withdrawn from a fixed subaccount may be subject to any applicable account fees and premium taxes.

We will notify the contractowner in writing at least 30 days prior to the expiration date for any guaranteed period amount. A new fixed subaccount guaranteed period of the same duration as the previous fixed subaccount guaranteed period will begin automatically at the end of the previous guaranteed period, unless we receive, prior to the end of a guaranteed period, a written election by the contractowner. The written election may request the transfer of the guaranteed period amount to a different fixed subaccount or to a variable subaccount from among those being offered by us. Transfers of any guaranteed period amount which become effective upon the date of expiration of the applicable guaranteed period are not subject to the limitation of twelve transfers per contract year or the additional fixed account transfer restrictions.

Interest Adjustment

Any surrender, withdrawal or transfer of a fixed subaccount guaranteed period amount before the end of the guaranteed period (other than dollar cost averaging or regular income payments under i4LIFE ® Advantage) will be subject to the interest adjustment. A surren- der, withdrawal or transfer effective upon the expiration date of the guaranteed period will not be subject to the interest adjustment.

The interest adjustment will be applied to the amount being surrendered, withdrawn or transferred. The interest adjustment will be applied after the deduction of any applicable account fees and before any applicable transfer charges. Any transfer, withdrawal, or surrender of contract value from a fixed subaccount will be increased or decreased by an interest adjustment, unless the transfer, withdrawal or surrender is effective:

•	during the free look period (See Return Privilege).
•	on the expiration date of a guaranteed period.
•	as a result of the death of the contractowner or annuitant.
•
subsequent to the diagnosis of a terminal illness of the contractowner. Diagnosis of the terminal illness must be after the contract date and result in a life expectancy of less than one year, as determined by a qualified professional medical practitioner.

•
subsequent to the admittance of the contractowner into an accredited nursing home or equivalent health care facility. Admittance into such facility must be after the contract date and continue for 90 consecutive days prior to the surrender or withdrawal.

•	subsequent to the permanent and total disability of the contractowner if such disability begins after the contract date and prior to the 65th birthday of the contractowner.
•	upon annuitization of the contract.

These provisions may not be applicable to your contract or available in your state. Please check with your investment representative regarding the availability of these provisions.

In general, the interest adjustment reflects the relationship between the yield rate in effect at the time a purchase payment is allocated to a fixed subaccount's guaranteed period under the contract and the yield rate in effect at the time of the purchase payment's surren- der, withdrawal or transfer. It also reflects the time remaining in the fixed subaccount's guaranteed period. If the yield rate at the time

[Missing Graphic Reference]
of the surrender, withdrawal or transfer is lower than the yield rate at the time the purchase payment was allocated, then the applica- tion of the interest adjustment will generally result in a higher payment at the time of the surrender, withdrawal or transfer. Similarly, if the yield rate at the time of surrender, withdrawal or transfer is higher than the yield rate at the time of the allocation of the purchase payment, then the application of the interest adjustment will generally result in a lower payment at the time of the surrender, with- drawal or transfer. The yield rate is published by the Federal Reserve Board.

The interest adjustment is calculated by multiplying the transaction amount by:

(1+A)n
(1+B +K )n	–1

where:

A = yield rate for a U.S. Treasury security with time to maturity equal to the subaccount's guaranteed period, determined at the beginning of the guaranteed period.

B = yield rate for a U.S. Treasury security with time to maturity equal to the time remaining in the subaccount's guaranteed period if greater than one year, determined at the time of surrender, withdrawal or transfer. For remaining periods of one year or less, the yield rate for a one year U.S. Treasury security is used.

K = a 0.25% adjustment (unless otherwise limited by applicable state law). This adjustment builds into the formula a factor rep- resenting direct and indirect costs to us associated with liquidating general account assets in order to satisfy surrender requests. This adjustment of 0.25% has been added to the denominator of the formula because it is anticipated that a substan- tial portion of applicable general account portfolio assets will be in relatively illiquid securities. Thus, in addition to direct trans- action costs, if such securities must be sold (e.g., because of surrenders), the market price may be lower. Accordingly, even if interest rates decline, there will not be a positive adjustment until this factor is overcome, and then any adjustment will be lower than otherwise, to compensate for this factor. Similarly, if interest rates rise, any negative adjustment will be greater than other- wise, to compensate for this factor. If interest rates stay the same, there will be no interest adjustment.

n = The number of years remaining in the guaranteed period (e.g., 1 year and 73 days = 1 + (73 divided by 365) = 1.2 years)

Straight-Line interpolation is used for periods to maturity not quoted.

See the SAI for examples of the application of the interest adjustment.

Small Contract Surrenders

We may surrender your contract, in accordance with the laws of your state if:

•
your contract value drops below certain state specified minimum amounts ($1,000 or less) for any reason, including if your con- tract value decreases due to the performance of the subaccounts you selected;

•	no purchase payments have been received for two (2) full, consecutive contract years; and
•	the paid up annuity benefit at maturity would be less than $20.00 per month (these requirements may differ in some states).

At least 60 days before we surrender your contract, we will send you a letter at your last address we have on file, to inform you that your contract will be surrendered. You will have the opportunity to make additional purchase payments to bring your contract value above the minimum level to avoid surrender. If we surrender your contract, we will not assess any surrender charge.

Delay of Payments

Contract proceeds from the VAA will be paid within seven days, except:

•	when the NYSE is closed (other than weekends and holidays);
•	times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or
•	when the SEC so orders to protect contractowners.

Payment of contract proceeds from the fixed account may be delayed for up to six months.

Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a pur- chase payment and/or deny payment of a request for transfers, withdrawals, surrenders, or death benefits, until instructions are received from the appropriate regulator. We also may be required to provide additional information about a contractowner's account to government regulators.

Reinvestment Privilege

You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal.

This election must be made by your written authorization to us on an approved Lincoln reinvestment form and received in our Home Office within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this prospectus. In

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the case of a qualified retirement plan, a representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this prospectus are designed. The number of accumulation units which will be credited when the proceeds are reinvested will be based on the value of the accumulation unit(s) on the next valuation date. This computation will occur following receipt of the proceeds and request for reinvestment at the Home Office. You may utilize the reinvestment privilege only once. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions (and a Form 1099 may be issued, if applicable). You should consult a tax adviser before you request a surrender/withdrawal or subsequent reinvestment purchase.

Amendment of Contract

We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regu- lations. You will be notified in writing of any changes, modifications or waivers. Any changes are subject to prior approval of your state's insurance department (if required).

Distribution of the Contracts

Lincoln Financial Distributors, Inc. ("LFD") serves as Principal Underwriter of this contract. LFD is affiliated with Lincoln Life and is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA. The Principal Under- writer has entered into a selling agreement with Lincoln Financial Investment Services Corporation ( "LFISC"), an affiliate of ours. While the Principal Underwriter has the legal authority to make payments to LFISC, we will make such payments on behalf of the Prin- cipal Underwriter in compliance with appropriate regulations. We also pay on behalf of LFD certain of its operating expenses related to the distribution of this and other of our contracts. The following paragraphs describe how payments are made by us and the Principal Underwriter to various parties. We pay LFD a wholesaling allowance for distribution of the contract.

Compensation Paid to LFISC. Lincoln Life pays for the operating and other expenses of LFISC, including the following sales expenses: sales representative training allowances; compensation and bonuses for LFISC's management team; advertising expenses; and all other expenses of distributing the contracts. LFISC sales representatives and their managers are also eligible for various cash benefits, such as bonuses and insurance benefits that we may provide jointly with LFISC. LFISC sales representatives and their man- agers may receive other payments from us for services that do not directly involve the sale of the contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services. The payment of bonuses to the registered representatives and their managers may provide them incentives to recommend the contract for purchase. You may wish to take such payment arrangement into account when considering and evaluating any recommendation relating to the contract. Additional information relating to compensation paid in 2010 is contained in the SAI.

Compensation Paid to Other Parties. A marketing expense allowance is paid to American Funds Distributors (AFD) in consideration of the marketing assistance AFD provides to LFD. This allowance, which ranges from 0.10% to 0.16% is based on the amount of pur- chase payments initially allocated to the American Funds Insurance Series underlying the variable annuity. Commissions and other incentives or payments described above are not charged directly to contract owners or the Separate Account. All compensation is paid from our resources, which include fees and charges imposed on your contract.

Contractowner Questions

The obligations to purchasers under the contracts are those of Lincoln Life. Contracts, endorsements and riders may vary as required by state law. This prospectus provides a general description of the contract. Questions about your contract should be directed to us at 1-888-868-2583.

Federal Tax Matters

Introduction

The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or enti- ties), or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

Nonqualified Annuities

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan, such as an IRA or a section 403(b) plan, receiving special tax treatment under the tax code. We may not offer nonqualified annuities for all of our annuity products.

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Tax Deferral On Earnings

The Federal income tax law generally does not tax any increase in your contract value until you receive a contract distribution. How- ever, for this general rule to apply, certain requirements must be satisfied:

•	An individual must own the contract (or the tax law must treat the contract as owned by an individual).
•	The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.
•	Your right to choose particular investments for a contract must be limited.
•	The annuity commencement date must not occur near the end of the annuitant's life expectancy.

Contracts Not Owned By An Individual

If a contract is owned by an entity (rather than an individual) the tax code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the contract value over the purchase payments for the contract. Examples of contracts where the owner pays current tax on the contract's earnings, bonus cred- its and persistency credits, if applicable, are contracts issued to a corporation or a trust. Some exceptions to the rule are:

•
Contracts in which the named owner is a trust or other entity that holds the contract as an agent for an individual; however, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees;

•
Immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from pur- chase and substantially equal periodic payments are made, not less frequently than annually, during the annuity payout period;

•	Contracts acquired by an estate of a decedent;
•	Certain qualified contracts;
•	Contracts purchased by employers upon the termination of certain qualified plans; and
•	Certain contracts used in connection with structured settlement agreements.

Investments In The VAA Must Be Diversified

For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversi- fied." IRS regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract purchase payments. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."

Restrictions

Federal income tax law limits your right to choose particular investments for the contract. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income, bonus credits, persistency credits and gains, if applicable, from those assets. We do not know what limits may be set by the IRS in any guid- ance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.

Loss Of Interest Deduction

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses.

Age At Which Annuity Payouts Begin

Federal income tax rules do not expressly identify a particular age by which annuity payouts must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payouts, of the contract's purchase payments, bonus cred- its, persistency credits and earnings. If annuity payouts under the contract begin or are scheduled to begin on a date past the annui- tant's 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Federal income tax purposes. In that event, you would be currently taxed on the excess of the contract value over the purchase payments of the contract.

Tax Treatment Of Payments

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity for Federal income tax purposes and that the tax law will not tax any increase in your contract value until there is a distribution from your contract.

Taxation Of Withdrawals And Surrenders

You will pay tax on withdrawals to the extent your contract value exceeds your purchase payments in the contract. This income (and all other income from your contract) is considered ordinary income (and does not receive capital gains treatment and is not qualified dividend income). A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent

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the amount you receive exceeds your purchase payments. In certain circumstances, your purchase payments are reduced by amounts received from your contract that were not included in income. Surrender and reinstatement of your contract will generally be taxed as a withdrawal. If your contract has Lincoln SmartSecurity ® Advantage or Lincoln Lifetime IncomeSM Advantage 2.0, and if your Guar- anteed Amount or Income Base immediately before a withdrawal exceeds your contract value, the tax law could require that an addi- tional amount be included in income. Please consult your tax adviser.

Taxation Of Annuity Payouts, Including Regular Income Payments

The tax code imposes tax on a portion of each annuity payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your purchase payments in the contract. We will notify you annually of the taxable amount of your annuity payout. Once you have recovered the total amount of the purchase payment in the contract, you will pay tax on the full amount of your annuity payouts. If annuity payouts end because of the annuitant's death and before the total amount in the contract has been distributed, the amount not received will generally be deductible. If withdrawals, other than regular income payments, are taken from i4LIFE ® Advantage dur- ing the Access Period, they are taxed subject to an exclusion ratio that is determined based on the amount of the payment.

Taxation Of Death Benefits

We may distribute amounts from your contract because of the death of a contractowner or an annuitant. The tax treatment of these amounts depends on whether you or the annuitant dies before or after the annuity commencement date.

Death prior to the annuity commencement date:

•	If the beneficiary receives death benefits under an annuity payout option, they are taxed in the same manner as annuity payouts.
•	If the beneficiary does not receive death benefits under an annuity payout option, they are taxed in the same manner as a with- drawal.

Death after the annuity commencement date:

•
If death benefits are received in accordance with the existing annuity payout option, they are excludible from income if they do not exceed the purchase payments not yet distributed from the contract. All annuity payouts in excess of the purchase payments not previously received are includible in income.

•	If death benefits are received in a lump sum, the tax law imposes tax on the amount of death benefits which exceeds the amount of purchase payments not previously received.

Penalty Taxes Payable On Withdrawals, Surrenders, Or Annuity Payouts

The tax code may impose a 10% penalty tax on any distribution from your contract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders, or annuity pay- outs that:

•	you receive on or after you reach 59½,
•	you receive because you became disabled (as defined in the tax law),
•	you receive from an immediate annuity,
•	a beneficiary receives on or after your death, or
•	you receive as a series of substantially equal periodic payments based on your life or life expectancy (non-natural owners holding as agent for an individual do not qualify).

Unearned Income Medicare Contribution

Congress enacted the "Unearned Income Medicare Contribution" as a part of the Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income," or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Unearned income includes the taxable portion of distributions that you take from your annuity con- tract. The tax is effected for tax years after December 31, 2012. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.

Special Rules If You Own More Than One Annuity Contract

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an annuity payout, a surrender, or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the tax code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an annuity payout that you must include in income and the amount that might be subject to the penalty tax described previously.

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Loans and Assignments

Except for certain qualified contracts, the tax code treats any amount received as a loan under your contract, and any assignment or pledge (or agreement to assign or pledge) of any portion of your contract value, as a withdrawal of such amount or portion.

Gifting A Contract

If you transfer ownership of your contract to a person other than to your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your contract value to the extent it exceeds your purchase pay- ments not previously received. The new owner's purchase payments in the contract would then be increased to reflect the amount included in income.

Charges for Additional Benefits

Your contract automatically includes a basic death benefit and may include other optional riders. Certain enhancements to the basic death benefit may also be available to you. The cost of the basic death benefit and any additional benefit are deducted from your con- tract. It is possible that the tax law may treat all or a portion of the death benefit and other optional rider charges, if any, as a contract withdrawal.

Qualified Retirement Plans

We also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the tax code. Contracts issued to or in connection with a qualified retirement plan are called "qualified contracts." We issue contracts for use with various types of qualified plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this prospectus does not attempt to provide more than general information about the use of the contract with the various types of qualified plans. Persons planning to use the contract in connection with a qualified plan should obtain advice from a competent tax adviser.

Types of Qualified Contracts and Terms of Contracts

Qualified plans include the following:

•	Individual Retirement Accounts and Annuities ("Traditional IRAs")
•	Roth IRAs
•	Traditional IRA that is part of a Simplified Employee Pension Plan ("SEP")
•	SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)
•	401(a) plans (qualified corporate employee pension and profit-sharing plans)
•	403(a) plans (qualified annuity plans)
•	403(b) plans (public school system and tax-exempt organization annuity plans)
•	H.R. 10 or Keogh Plans (self-employed individual plans)
•	457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)
•	Roth 403(b) plans

We do not offer certain types of qualified plans for all of our annuity products. Check with your representative concerning qualified plan availability for this product.

We will amend contracts to be used with a qualified plan as generally necessary to conform to the tax law requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we consent.

Pursuant to new tax regulations, starting September 24, 2007, the contract is not available for purchase under a 403(b) plan and since July 31, 2008, we do not accept additional premiums or transfers to existing 403(b) contracts. Also, we now are generally required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer processing payments you request until all information required under the tax law has been received. By requesting a surrender, loan or transfer, you consent to the sharing of confidential information about you, your contract, and transactions under the contract and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

Tax Treatment of Qualified Contracts

The Federal income tax rules applicable to qualified plans and qualified contracts vary with the type of plan and contract. For example:

•
Federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase payments. These limits vary depending on the type of qualified plan and the plan participant's specific circumstances, e.g., the participant's compensation.

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•	Minimum annual distributions are required under most qualified plans once you reach a certain age, typically age 70½, as described below.
•
Loans are allowed under certain types of qualified plans, but Federal income tax rules prohibit loans under other types of qualified plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan's duration, the rate of interest, and the manner of repayment. Your contract or plan may not permit loans.

Tax Treatment of Payments

The Federal income tax rules generally include distributions from a qualified contract in the participant's income as ordinary income. These taxable distributions will include purchase payments that were deductible or excludible from income. Thus, under many quali- fied contracts, the total amount received is included in income since a deduction or exclusion from income was taken for purchase payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

Required Minimum Distributions

Under most qualified plans, you must begin receiving payments from the contract in certain minimum amounts by the later of age 70½ or retirement. You are required to take distributions from your traditional IRAs beginning in the year you reach age 70½. If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

The IRS has issued new regulations concerning required minimum distributions. The regulations may impact the distribution method you have chosen and the amount of your distributions. Under new regulations, the presence of an enhanced death benefit, or other benefit which could provide additional value to your contract, may require you to take additional distributions. An enhanced death benefit is any death benefit that has the potential to pay more than the contract value or a return of purchase payments. Annuity con- tracts inside Custodial or Trusteed IRAs will also be subject to these regulations. Please contact your tax adviser regarding any tax ramifications.

Federal Penalty Taxes Payable on Distributions

The tax code may impose a 10% penalty tax on a distribution from a qualified contract that must be included in income. The tax code does not impose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender, or annuity payout:

•	received on or after the annuitant reaches 59½,
•	received on or after the annuitant's death or because of the annuitant's disability (as defined in the tax law),
•	received as a series of substantially equal periodic payments based on the annuitant's life (or life expectancy), or
•	received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.

Unearned Income Medicare Contribution

Congress enacted the "Unearned Income Medicare Contribution" as a part of the Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income," or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Distributions that you take from your contract are not included in the calculation of unearned income because your contract is qualified plan contract. However, the amount of any such distribution is included in determining whether you exceed the modified adjusted gross income threshold. The tax is effective for tax years after December 31, 2012. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.

Transfers and Direct Rollovers

As a result of Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), you may be able to move funds between differ- ent types of qualified plans, such as 403(b) and 457(b) governmental plans, by means of a rollover or transfer. You may be able to rollover or transfer amounts between qualified plans and traditional IRAs. These rules do not apply to Roth IRAs and 457(b) non- governmental tax-exempt plans. The Pension Protection Act of 2006 (PPA) permits direct conversions from certain qualified, 403(b) or 457(b) plans to Roth IRAs (effective for distributions after 2007). There are special rules that apply to rollovers, direct rollovers and transfers (including rollovers or transfers of after-tax amounts). If the applicable rules are not followed, you may incur adverse Federal

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income tax consequences, including paying taxes which you might not otherwise have had to pay. Before we send a rollover distribu- tion, we will provide a notice explaining tax withholding requirements (see Federal Income Tax Withholding). We are not required to send you such notice for your IRA. You should always consult your tax adviser before you move or attempt to move any funds.

Death Benefit and IRAs

Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the death benefit from being provided under the contract when we issue the contract as a Traditional or Roth IRA. However, the law is unclear and it is possible that the presence of the death benefit under a contract issued as a Traditional or Roth IRA could result in increased taxes to you. Certain death benefit options may not be available for all of our products.

Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless you notify us prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender, or annuity payout is requested, we will give you an explanation of the withholding require- ments.

Certain payments from your contract may be considered eligible rollover distributions (even if such payments are not being rolled over). Such distributions may be subject to special tax withholding requirements. The Federal income tax withholding rules require that we withhold 20% of the eligible rollover distribution from the payment amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts. The IRS requires that tax be withheld, even if you have requested otherwise. Such tax withholding requirements are generally applicable to 401(a), 403(a) or (b), HR 10, and 457(b) governmental plans and contracts used in connection with these types of plans.

Our Tax Status

Under existing Federal income tax laws, we do not pay tax on investment income and realized capital gains of the VAA. We do not expect that we will incur any Federal income tax liability on the income and gains earned by the VAA. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the owner of the assets of the VAA. Therefore, we do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

Changes in the Law

The above discussion is based on the tax code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Additional Information

Voting Rights

As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of contractowners who have interests in any subaccounts which invest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a "quorum"), and the percentage of such shares present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the VAA are owned by us, and because under the 1940 Act we will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each contractowner provide their voting instructions to us. Even though contractowners may choose not to provide voting instruction, the shares of a fund to which such contractowners would have been entitled to provide voting instruction will, subject to fair representation requirements, be voted by us in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of contractowners could determine the outcome of matters subject to shareholder vote. All shares voted by us will be counted when the underlying fund deter- mines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

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Whenever a shareholders meeting is called, we will provide or make available to each person having a voting interest in a subaccount proxy voting material, reports and other materials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln Life may vote fund shares. See Investments of the Variable Annuity Account - Fund Shares.

Return Privilege

Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to The Lincoln National Life Insurance Company at PO Box 2348, Fort Wayne, IN 46801-2348. A contract canceled under this provi- sion will be void. Except as explained in the following paragraph, we will return the contract value as of the valuation date on which we receive the cancellation request, plus any premium taxes which had been deducted. No interest adjustment will apply. A purchaser who participates in the VAA is subject to the risk of a market loss on the contract value during the free-look period.

For contracts written in those states whose laws require that we assume this market risk during the free-look period, a contract may be canceled, subject to the conditions explained before, except that we will return the greater of the purchase payment(s) or contract value as of the valuation date we receive the cancellation request, plus any premium taxes that had been deducted. IRA purchasers will also receive the greater of purchase payments or contract value as of the valuation date.

State Regulation

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana Commissioner of Insurance. Our books and accounts are subject to review and examination by the Indiana Department of Insurance at all times. A full examination of our operations is conducted by that Department at least every five years.

Records and Reports

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with The Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pitts- burgh, Pennsylvania, 15258, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Home Office, at least semi-annually after the first contract year, reports containing information required by that Act or any other applicable law or regulation.

Other Information

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the VAA, Lincoln Life and the contracts offered. Statements in this prospec- tus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instru- ments, please refer to those documents as filed with the SEC.

You may elect to receive your prospectus, prospectus supplements, quarterly statements, and annual and semiannual reports elec- tronically over the Internet, if you have an e-mail account and access to an Internet browser. Once you select eDelivery, via the Inter- net Service Center, all documents available in electronic format will no longer be sent to you in hard copy. You will receive an e-mail notification when the documents become available online. It is your responsibility to provide us with your current e-mail address. You can resume paper mailings at any time without cost, by updating your profile at the Internet Service Center, or contacting us. To learn more about this service, please log on to www.LincolnFinancial.com, select service centers and continue on through the Internet Ser- vice Center.

Legal Proceedings

In the ordinary course of its business, Lincoln Life, the VAA, and the principal underwriter may become or are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of Lincoln Life, the financial position of the VAA, or the princi- pal underwriter.

Contents of the Statement of Additional Information (SAI) for Lincoln Life Variable Annuity Account N

Item

Special Terms Services Principal Underwriter

Purchase of Securities Being Offered Annuity Payouts

Examples of Regular Income Payment Calculations

Determination of Accumulation and Annuity Unit Value

Capital Markets Advertising & Ratings Additional Services Other Information Financial Statements

For a free copy of the SAI complete the form below:

Statement of Additional Information Request Card

Lincoln InvestmentSolutionsSM

Lincoln Life Variable Annuity Account N

................................................................................................................................................................................

Please send me a free copy of the current Statement of Additional Information for Lincoln Life Variable Annuity Account N Lincoln InvestmentSolutionsSM.

(Please Print)

Name:

Address:

City	State	Zip

Mail to The Lincoln National Life Insurance Company, PO Box 2348, Fort Wayne, IN 46801-2348.

Lincoln InvestmentSolutionsSM
Lincoln Life Variable Annuity Account N (Registrant)
The Lincoln National Life Insurance Company (Depositor)

Statement of Additional Information (SAI)

This SAI should be read in conjunction with the Lincoln InvestmentSolutionsSM prospectus of Lincoln Life Variable Annuity Account N dated _______, 2011. You may obtain a copy of the Lincoln InvestmentSolutionsSM prospectus on request and without charge. Please write Lincoln Life Customer Service, The Lincoln National Life Insurance Company, PO Box 2348, Fort Wayne, IN 46802, or call 1-888-868-2583.

This SAI is not a prospectus.

The date of this SAI is _______, 2011.

Special Terms

The special terms used in this SAI are the ones defined in the Prospectus.

Services

Independent Registered Public Accounting Firm

The financial statements of the VAA and the consolidated financial statements of Lincoln Life appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, Two Commerce Square, 2001 Market Street, Suite 4000, Philadelphia, Pennsylvania 19103, as set forth in their reports, also appearing in this SAI and in the Regis- tration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.

Keeper of Records

All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by us or by third parties responsible to Lincoln Life. We have entered into an agreement with The Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by us for this service.

Principal Underwriter

Lincoln Financial Distributors, Inc. ("LFD"), an affiliate of Lincoln Life, serves as principal underwriter (the "Principal Underwriter") for the contracts, as described in the prospectus. The Principal Underwriter offers the contracts to the public on a continuous basis and anticipates continuing to offer the contracts, but reserves the right to discontinue the offering. The Principal Underwriter offers the contracts through sales representatives, who are associated with Lincoln Financial Advisors Corporation and/or Lincoln Financial Ser- vices, Inc. (collectively, "LFN"), our affiliates. The Principal Underwriter also may enter into selling agreements with other broker- dealers ("Selling Firms") for the sale of the contracts. Sales representatives of Selling Firms are appointed as our insurance agents. Lincoln Life (prior to May 1, 2007) and LFD (on or after May 1, 2007) acting as Principal Underwriter paid, $223,104,195, $220,940,772, and $202,245,526 to LFA and Selling Firms in 2007, 2008 and 2009, respectively, as sales compensation with respect to the contracts. The Principal Underwriter retained no underwriting commissions for the sale of the contracts.

Purchase of Securities Being Offered

The variable annuity contracts are offered to the public through licensed insurance agents who specialize in selling our products; through independent insurance brokers; and through certain securities brokers/dealers selected by us whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the prospectus under the section Charges and Other Deductions, any applicable account fee and/or surrender charge may be reduced or waived.

Both before and after the annuity commencement date, there are exchange privileges between subaccounts, and from the VAA to the general account (if available) subject to restrictions set out in the prospectus. See The Contracts, in the prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.

Interest Adjustment Example

Note: This example is intended to show how the interest adjustment calculation impacts the surrender value of a representative con- tract. The surrender charges, annual account fee, adjustment factor, and guaranteed minimum interest rate values shown here are generally different from those that apply to specific contracts, particularly those contracts that deduct an initial sales load or pay a bonus on deposits. Calculations of the interest adjustment in your contract, if applicable, will be based on the factors applicable to your contract. The interest adjustment may be referred to as a market value adjustment in your contract.

	SAMPLE CALCULATIONS FOR MALE 35 ISSUE
		CASH SURRENDER VALUES
Single Premium				$50,000
Premium taxes				None
Withdrawals				None
Guaranteed Period				5 years
Guaranteed Interest Rate				3.50%
Annuity Date				Age 70
Index Rate A				3.50%
Index Rate B				4.00% End of contract year 1
				3.50% End of contract year 2
				3.00% End of contract year 3
				2.00% End of contract year 4
Percentage adjustment to B				0.50%

Interest Adjustment Formula			(1 + Index A)n
n = Remaining Guaranteed Period		(1 + Index B + % Adjustment)n -1

	SURRENDER VALUE CALCULATION

			(3)
	(1)	(2)	Adjusted	(4)	(5)		(6)	(7)
	Annuity	1 + Interest	Annuity	Minimum	Greater of		Surrender	Surrender
Contract Year	Value	Adjustment Formula	Value	Value	(3) & (4)		Charge	Value
1	$51,710	0.962268	$49,759	$50,710	$50,710		$4,250	$46,460
2	$53,480	0.985646	$52,712	$51,431	$52,712		$4,250	$48,462
3	$55,312	1.000000	$55,312	$52,162	$55,312		$4,000	$51,312
4	$57,208	1.009756	$57,766	$52,905	$57,766		$3,500	$54,266
5	$59,170	N/A	$59,170	$53,658	$59,170		$3,000	$56,170

	ANNUITY VALUE CALCULATION

				BOY*			Annual	EOY**
				Annuity	Guaranteed		Account	Annuity
Contract Year				Value	Interest Rate		Fee	Value
1				$50,000 x	1.035	-	$40	= $51,710
2				$51,710 x	1.035	-	$40	= $53,480
3				$53,480 x	1.035	-	$40	= $55,312
4				$55,312 x	1.035	-	$40	= $57,208
5				$57,208 x	1.035	-	$40	= $59,170

	SURRENDER CHARGE CALCULATION

				Surrender
				Charge		Surrender
Contract Year				Factor	Deposit	Charge
1				8.5% x $50,000 =		$4,250
2				8.5% x $50,000 =		$4,250
3				8.0% x $50,000 =		$4,000
4				7.0% x $50,000 =		$3,500
5				6.0% x $50,000 =		$3,000

	1 + INTEREST ADJUSTMENT FORMULA CALCULATION

Contract Year	Index A	Index B	Adj Index B	N	Result
1	3.50%	4.00%	4.50%	4	0.962268
2	3.50%	3.50%	4.00%	3	0.985646
3	3.50%	3.00%	3.50%	2	1.000000
4	3.50%	2.00%	2.50%	1	1.009756
5	3.50%	N/A	N/A	N/A		N/A

	MINIMUM VALUE CALCULATION

				Minimum		Annual
				Guaranteed		Account	Minimum
Contract Year				Interest Rate		Fee	Value
1			$50,000 x	1.015	-	$40	= $50,710
2			$50,710 x	1.015	-	$40	= $51,431
3			$51,431 x	1.015	-	$40	= $52,162
4			$52,162 x	1.015	-	$40	= $52,905
5			$52,905 x	1.015	-	$40	= $53,658

     *BOY = beginning of year **EOY = end of year

Annuity Payouts

Variable Annuity Payouts

Variable annuity payouts will be determined on the basis of:

•	the dollar value of the contract on the annuity commencement date less any applicable premium tax;
•	the annuity tables contained in the contract;
•	the type of annuity option selected; and
•	the investment results of the fund(s) selected.

In order to determine the amount of variable annuity payouts, we make the following calculation:

•	first, we determine the dollar amount of the first payout;
•	second, we credit the contract with a fixed number of annuity units based on the amount of the first payout; and
•	third, we calculate the value of the annuity units each period thereafter.

These steps are explained below.

The dollar amount of the first periodic variable annuity payout is determined by applying the total value of the accumulation units credited under the contract valued as of the annuity commencement date (less any premium taxes) to the annuity tables contained in the contract. The first variable annuity payout will be paid 14 days after the annuity commencement date. This day of the month will become the day on which all future annuity payouts will be paid. Amounts shown in the tables are based on the 1983 Table "a" Indi- vidual Annuity Mortality Tables, modified, with an assumed investment return at the rate of 3%, 4%, 5% or 6% per annum, depending on the terms of your contract. The first annuity payout is determined by multiplying the benefit per $1,000 of value shown in the con- tract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the annuitant at the annuity commencement date. The assumed interest rate is the mea- suring point for subsequent annuity payouts. If the actual net investment rate (annualized) exceeds the assumed interest rate, the pay- out will increase at a rate equal to the amount of such excess.

Conversely, if the actual rate is less than the assumed interest rate, annuity payouts will decrease. If the assumed rate of interest were to be increased, annuity payouts would start at a higher level but would decrease more rapidly or increase more slowly.

We may use sex-distinct annuity tables in contracts that are not associated with employer sponsored plans and where not prohibited by law.

At an annuity commencement date, the contract is credited with annuity units for each subaccount on which variable annuity payouts are based. The number of annuity units to be credited is determined by dividing the amount of the first periodic payout by the value of an annuity unit in each subaccount selected. Although the number of annuity units is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent periodic payouts is determined by multiplying the contractowner's fixed number of annuity units in each subaccount by the appropriate annuity unit value for the valuation date end- ing 14 days prior to the date that payout is due.

The value of each subaccount's annuity unit will be set initially at $1.00. The annuity unit value for each subaccount at the end of any valuation date is determined by multiplying the subaccount annuity unit value for the immediately preceding valuation date by the product of:

•	The net investment factor of the subaccount for the valuation period for which the annuity unit value is being determined, and
•	A factor to neutralize the assumed investment return in the annuity table.

The value of the annuity units is determined as of a valuation date 14 days prior to the payment date in order to permit calculation of amounts of annuity payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

Proof of Age, Sex and Survival

We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

Examples of Regular Income Payment Calculations

These examples will illustrate the impact of the length of the access period and the impact of a withdrawal on the regular income pay- ments. These examples assume that the investment return is the same as the assumed investment return (AIR) to make the regular income payment calculations simpler to understand. The regular income payments will vary based on the investment performance of the underlying funds.

Annuitant	Male, Age 65
Secondary Life	Female, Age 63
Purchase Payment	$200,000.00
Regular Income Payment Frequency	Annual
AIR	4.0%
Hypothetical Investment Return	4.0%

	15-year Access Period	30-Year Access Period
Regular Income Payment	$10,813.44	$10,004.94

A 10% withdrawal from the account value will reduce the regular income payments by 10% to $9,732.10 with the 15-year access period and $9,004.45 with the 30-year access period.

At the end of the 15-year access period, the remaining account value of $135,003.88 (assuming no withdrawals) will be used to con- tinue the $10,813.44 regular income payment during the lifetime income period for the lives of the annuitant and secondary life. At the end of the 30-year access period, the remaining account value of $65,108.01 (assuming no withdrawals) will be used to continue the $10,004.94 regular income payment during the lifetime income period for the lives of the annuitant and secondary life. (Note: the regular income payments during the lifetime income period will vary with the investment performance of the underlying funds).

Determination of Accumulation and Annuity Unit Value

A description of the days on which accumulation and annuity units will be valued is given in the prospectus. The New York Stock Exchange's (NYSE) most recent announcement (which is subject to change) states that it will be closed on weekends and on these holidays: New Year's Day, Martin Luther King Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday. It may also be closed on other days.

Since the portfolios of some of the fund and series will consist of securities primarily listed on foreign exchanges or otherwise traded outside the United States, those securities may be traded (and the net asset value of those fund and series and of the variable account could therefore be significantly affected) on days when the investor has no access to those funds and series.

Capital Markets

The capital and credit markets have been experiencing extreme volatility and disruption for more than twelve months. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain companies. As a result, the market for fixed income securities has experienced illiquidity, increased price volatility, credit downgrade events and increased expected probability of default. Securities that are less liquid are more difficult to value and may be hard to sell, if desired. During this time period, domestic and international equity markets have also been experiencing heightened volatility and turmoil, with issuers (such as our company) that have exposure to the real estate, mortgage and credit markets particularly affected.

In any particular year, our capital may increase or decrease depending on a variety of factors - the amount of our statutory income or losses (which itself is sensitive to equity market and credit market conditions), the amount of additional capital we must hold to support business growth, changes in reserving requirements, our inability to secure capital market solutions to provide reserve relief, such as issuing letters of credit to support captive reinsurance structures, changes in equity market levels, the value of certain fixed- income and equity securities in our investment portfolio and changes in interest rates.

Advertising & Ratings

We may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which rec- ommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Nationally recognized rating agencies rate the financial strength of our Company. The ratings do not imply approval of the product and do not refer to the performance of the product, or to the VAA, including underlying investment options. Ratings are not recommenda- tions to buy our products. Each of the rating agencies reviews its ratings periodically. Accordingly, all ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that these ratings will be maintained. In late September and early October of 2008, A.M. Best Company, Fitch, Moody's and Standard & Poor's each revised their outlook for the U.S. life insurance sector from stable to negative. Our financial strength ratings, which are intended to measure our ability to meet contract holder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competi- tiveness. A downgrade of our financial strength rating could affect our competitive position in the insurance industry by making it more difficult for us to market our products as potential customers may select companies with higher financial strength ratings and by leading to increased withdrawals by current customers seeking companies with higher financial strength ratings.

Additional Services

Dollar Cost Averaging (DCA) - You may systematically transfer, on a monthly basis or in accordance with other terms we make available, amounts from certain subaccounts, or the fixed side (if available) of the contract into the subaccounts or in accordance with other terms we make available. You may elect to participate in the DCA program at the time of application or at anytime before the annuity commencement date by completing an election form available from us. The minimum amount to be dollar cost averaged is $2,000 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of:

•	the annuity commencement date;
•	the value of the amount being DCA'd is depleted; or
•	you cancel the program by written request or by telephone if we have your telephone authorization on file.

We reserve the right to restrict access to this program at any time.

A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or interest adjustment which may apply to transfers. Upon receipt of an additional purchase payment allocated to the DCA fixed account, the existing program duration will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended. The existing interest crediting rate will expire at its originally sched- uled expiration date and the value remaining in the DCA account from the original amount as well as any additional purchase pay- ments will be credited with interest at the standard DCA rate at the time. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

Automatic Withdrawal Service (AWS) - AWS provides an automatic, periodic withdrawal of contract value to you. AWS may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the contractowner. You may elect to participate in AWS at the time of application or at any time before the annuity commencement date by sending a written request to us. The mini- mum contract value required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to us. If telephone authorization has been elected, certain changes may be made by telephone. Notwith- standing the requirements of the program, any withdrawal must be permitted under Section 401(a)(9) of the IRC for qualified plans or permitted under Section 72 of the IRC for non-qualified contracts. To the extent that withdrawals under AWS do not qualify for an exemption from the contingent deferred sales charge, we will assess any applicable surrender charges on those withdrawals. See Contingent deferred sales charges.

Portfolio Rebalancing - Portfolio rebalancing is an option, which, if elected by the contractowner, restores to a pre-determined level the percentage of the contract value, allocated to each variable subaccount. This pre-determined level will be the allocation initially selected when the contract was purchased, unless subsequently changed. The portfolio rebalancing allocation may be changed at any time by submitting a written request to us. If portfolio rebalancing is elected, all purchase payments allocated to the variable subaccounts must be subject to portfolio rebalancing. Portfolio rebalancing may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the contractowner. The contractowner may terminate the portfolio rebalancing program or re-enroll at any time by sending a written request to us. If telephone authorization has been elected, the contractowner may make these elections by phone. The portfolio rebalancing program is not available following the annuity commencement date.

Other Information

Due to differences in redemption rates, tax treatment or other considerations, the interests of contractowners under the variable life accounts could conflict with those of contractowners under the VAA. In those cases, where assets from variable life and variable annuity separate accounts are invested in the same fund(s) (i.e., where mixed funding occurs), the Boards of Directors of the fund involved will monitor for any material conflicts and determine what action, if any, should be taken. If it becomes necessary for any separate account to replace shares of any fund with another investment, that fund may have to liquidate securities on a disadvanta- geous basis. Refer to the prospectus for each fund for more information about mixed funding.

Financial Statements

(To be filed by amendment)

[Missing Graphic Reference]

Lincoln Life Variable Annuity Account N

PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) List of Financial Statements

1. Part A

The Table of Condensed Financial Information is included in Part A of this Registration Statement. (To Be Filed by Amendment)

2. Part B

The following financial statements for the Variable Account are included in Part B of this Registration Statement: (To Be Filed by Amendment)

Statement of Assets and Liabilities - December 31, 2010
Statement of Operations - Year ended December 31, 2010
Statements of Changes in Net Assets - Years ended December 31, 2010 and 2009
Notes to Financial Statements - December 31, 2010
Report of Independent Registered Public Accounting Firm

3. Part B

The following consolidated financial statements for The Lincoln National Life Insurance Company are included in Part B of this Registration Statement: (To Be Filed by Amendment)

Consolidated Balance Sheets - Years ended December 31, 2010 and 2009
Consolidated Statements of Income - Years ended December 31, 2010, 2009, and 2008
Consolidated Statements of Shareholder's Equity - Years ended December 31, 2010, 2009, and 2008
Consolidated Statements of Cash Flows - Years ended December 31, 2010, 2009, and 2008
Notes to Consolidated Financial Statements - December 31, 2010
Report of Independent Registered Public Accounting Firm

(b)	List of Exhibits

(1)
Resolutions of the Board of Directors of The Lincoln National Life Insurance Company establishing Separate Account N incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-40937) filed on November 25, 1997.

(2)	Not Applicable

3)
(a) Selling Group Agreement among The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York, and Lincoln Financial Advisors Corp. with Edward D. Jones & Co. L.P. and its Affiliates dated May 5, 2003 incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-149434) filed on February 28, 2008.

	(b)	Amendment dated May 18, 2005 to Selling Group Agreement incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-149434) filed on February 28, 2008.

(c)
Amended and Restated Principal Underwriting Agreement dated May 1, 2007 between The Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc. incorporated herein by reference to Post-Effective Amendment No. 24 (File No. 333-61554) filed on December 18, 2007.

B-1

(4) (a) Annuity Contract (30070-A) incorporated herein by reference to Post-Effective Amendment No. 9 (File No. 333-63505) filed on April 8, 2004.

(b)	Contract Specifications (30070-CD-A 8/03) (To Be Filed by Amendment)

(c)	Annuity Payment Option Rider (32147) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333- 36304) filed on August 8, 2001.

(d)	Interest Adjusted Fixed Account Rider (32143 8/03) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.

(e)	DCA Fixed Account Rider (32145 8/03) incorporated herein by reference to Post-Effective Amendment No. 9 (File No. 333-63505) filed on April 8, 2004.

(f)	IRA Contract Amendment (28877-E) incorporated herein by reference to Post-Effective Amendment No. 14 (File No. 333- 40937) filed on April 24, 2003.

(g)	IRA Contract Amendment (28877) incorporated herein by reference to Post-Effective Amendment No. 14 (File No. 40937) filed on April 24, 2003.

(h)	Roth IRA Endorsement (5305) incorporated herein by reference to Post-Effective Amendment No. 14 (File No. 333-40937) filed on April 24, 2003.

(i)	Section 403(b) Annuity Endorsement (32481-I 12/08) incorporated herein by reference to Post-Effective Amendment No. 26 (File No. 333-63505) filed on April 3, 2009.

(j)	Estate Enhancement Benefit Rider (32151-A) incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-35780) filed on April 22, 2003.

(k)	EGMDB Rider (32149 5/03) incorporated herein by reference to Post-Effective Amendment No. 9 (File No. 333-63505) filed on April 8, 2004.

(l)	Guarantee of Principal Rider (32148 5/03) incorporated herein by reference to Post-Effective Amendment No. 9 (File No. 333-63505) filed on April 8, 2004.

(m)	Variable Annuity Death Benefit Rider (DB-3 1/06) incorporated herein by reference to Post-Effective Amendment No. 25 (File No. 333-40937) filed on April 13, 2007.

(n)	Allocation Amendment (AR503 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333- 40937) filed on April 19, 2006.

(o)	Guaranteed Income Later Rider (4LATER 2/06) incorporated herein by reference to Post-Effective Amendment No. 23 ( File No. 333-36136) filed on April 4, 2006.

(p)	Variable Annuity Rider (LSSA 7/06) incorporated herein by reference to Post-Effective Amendment No. 25 (File No. 333- 40937) filed on December 21, 2006.

(q)	SmartIncome Rider and Amendment (AE 525 2/09) incorporated herein by reference to Post-Effective Amendment No. 38 (File No. 333-61554) filed on November 20, 2009.

(r)	Variable Annuity Living Benefits Rider (LINC 2.0) (AR-529 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

(s)	Guaranteed Income Benefit Rider (GIB v4) (AR-528 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

(t)	Contract Benefit Data (CBD 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

(u)	Variable Annuity Payment Option Rider (I4LA-NQ 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

B-2

	(v)	Variable Annuity Payment Option Rider (I4LA-Q 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

(5)	Application (To Be Filed by Amendment)

(6)	(a) Articles of Incorporation of The Lincoln National Life Insurance Company incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-04999) filed on September 24, 1996.

	(b)	By-laws of The Lincoln National Life Insurance Company incorporated herein by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-118478) filed on April 5, 2007.

(7)
(a) Automatic Indemnity Reinsurance Agreement Amended and Restated as of October 1, 2009 between The Lincoln National Life Insurance Company and Lincoln National Reinsurance Company (Barbados) Limited incorporated herein by reference to Post-Effective Amendment No. 43 (File No. 033-26032) filed on April 7, 2010.

(b)
Automatic Reinsurance Agreement dated July 1, 2007 between The Lincoln National Life Insurance Company and Swiss Re Life & Health America Inc. incorporated herein by reference to Post-Effective Amendment No. 5 (File No. 333-138190) filed on April 8, 2008.

(i)
Amendments to Automatic Reinsurance Agreement dated July 1, 2007 between The Lincoln National Life Insurance Company and Swiss Re Life & Health America Inc. incorporated herein by reference to Post-Effective Amendment No. 40 (File No. 333-40937) filed on April 7, 2010.

(8)	(a) Fund Participation Agreements and Amendments between The Lincoln National Life Insurance Company and:

(i)	BlackRock Variable Series Funds, Inc. incorporated herein by reference to Post-Effective Amendment No. 7 on Form N-6 (File No. 333-155333) filed on April 1, 2010.

(ii)	Delaware VIP Trust incorporated herein by reference to Post-Effective Amendment No. 7 on Form N-6 (File No. 333- 155333) filed on April 1, 2010.

(iii)	DWS Variable Series II (f/k/a Scudder/Kemper Investments) incorporated herein by reference to Post-Effective Amendment No. 7 on Form N-6 (File No. 333-155333) filed on April 1, 2010.

(iv)	Fidelity Variable Insurance Products Fund incorporated herein by reference to Post-Effective Amendment No. 7 on Form N-6 (File No. 333-155333) filed on April 1, 2010.

(v)	Lincoln Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 7 on Form N-6 (File No. 333-155333) filed on April 1, 2010.

	(vi)	PIMCO Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 7 on Form N-6 (File No. 333-155333) filed on April 1, 2010.

(c)	Rule 22c-2 Agreements between Lincoln Life & Annuity Company of New York and:

	(i)	BlackRock Variable Series Fund, Inc. incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333- 68842) filed on June 22, 2009.

	(ii)	Delaware VIP Trust incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-145531) filed on April 9, 2009.

	(iii)	Fidelity Variable Insurance Products Fund incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

	(iv)	Franklin Templeton Variable Insurance Products Trust incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-149449) filed on November 26, 2008.

	(v)	Lincoln Variable Insurance Products Trust incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-149449) filed on November 26, 2008.

(b)
Rule 22c-2 Agreement between The Lincoln National Life Insurance Company and Lincoln Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

(c)
Accounting and Financial Administration Services Agreement dated October 1, 2007 among Mellon Bank, N.A., The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York is incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-147673) filed on November 28, 2007.

(9)	Opinion and Consent of Mary Jo Ardington, Associate General Counsel of The Lincoln National Life Insurance Company as to the legality of securities being issued (To Be Filed by Amendment)

(10)	(a) Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (To Be Filed by Amendment)

(b)
Power of Attorney - Principal Officers and Directors of The Lincoln National Life Insurance Company incorporated herein by reference to Post-Effective Amendment No. 12 (File No. 333-135039) filed on April 9, 2010. (To Be Updated by Amendment)

(11)	Not applicable

(12)	Not applicable

(13)	Organizational Chart of the Lincoln National Insurance Holding Company System incorporated herein by reference to Post- Effective Amendment No. 11 (File No. 333-145531) filed on August 26, 2010.

B-3

Item 25. Directors and Officers of the Depositor

The following list contains the officers and directors of The Lincoln National Life Insurance Company who are engaged directly or indirectly in activities relating to Lincoln Life Variable Annuity Account N as well as the contracts. The list also shows The Lincoln National Life Insurance Company's executive officers.

Name	Positions and Offices with Depositor
Dennis R. Glass**	President and Director
Chuck C. Cornelio****	Executive Vice President, Chief Administrative Officer and Director
Randal J. Freitag**	Senior Vice President, Chief Financial Officer
Frederick J. Crawford**	Executive Vice President and Director
Richard Stange****	Vice President and Interim Chief Compliance Officer
Mark E. Konen****	Senior Vice President and Director
Keith J. Ryan*	Vice President and Director
Nicole S. Jones**	Senior Vice President and General Counsel
Charles A. Brawley, III**	Vice President and Secretary
C. Phillip Elam, II****	Senior Vice President and Chief Investment Officer
Rise' C.M. Taylor*	Vice President and Treasurer
     *Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802           **Principal business address is Radnor Financial Center, 150 Radnor Chester Road, Radnor, PA 19087
  ***Principal business address is 350 Church Street, Hartford, CT 06103
 ****Principal business address is 100 North Greene Street, Greensboro, NC 27401
*****Principal business address is One Commerce Square, 2005 Market Street, 39th Floor, Philadelphia, PA 19103-3682

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

See Exhibit 13: Organizational Chart of the Lincoln National Insurance Holding Company System.

Item 27. Number of Contractowners

As of January 31, 2011, there were 177,793 contract owners under Account N.

Item 28. Indemnification

(a)	Brief description of indemnification provisions.

In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or act opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit no. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

(b)	Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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Item 29. Principal Underwriter

(a)
Lincoln Financial Distributors, Inc. ("LFD") currently serves as Principal Underwriter for: Lincoln National Variable Annuity Fund A (Group & Individual); Lincoln National Variable Annuity Account C; Lincoln National Flexible Premium Variable Life Account D; Lincoln National Variable Annuity Account E; Lincoln National Flexible Premium Variable Life Account F; Lincoln National Flexible Premium Variable Life Account G; Lincoln National Variable Annuity Account H; Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln Life Variable Annuity Account N; Lincoln New York Account N for Variable Annuities; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account R; LLANY Separate Account R for Flexible Premium Variable Life Insurance; Lincoln Life Flexible Premium Variable Life Account S; LLANY Separate Account S for Flexible Premium Variable Life Insurance; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; and Lincoln Life Flexible Premium Variable Life Account Y and Lincoln Life & Annuity Flexible Premium Variable Life Account Y.

(b)	Officers and Directors of Lincoln Financial Distributors, Inc.:

Name	Positions and Offices with Underwriter
Wilford H. Fuller*	President, Chief Executive Officer and Director
David M. Kittredge*	Senior Vice President
Anant Bhalla*	Vice President and Treasurer
Patrick J. Caulfield**	Vice President and Chief Compliance Officer
Joel Schwartz*	Vice President and Director
Keith J. Ryan***	Vice President and Chief Financial Officer
Patricia A. Insley*	Director
Thomas P. O'Neill*	Vice President and Director
Linda E. Woodward***	Secretary

   *Principal Business address is Radnor Financial Center, 150 Radnor Chester Road, Radnor, PA 19087
 **Principal Business address is 350 Church Street, Hartford, CT 06103
***Principal Business address is 1300 S. Clinton Street, Ft. Wayne, IN 46802

(c) N/A

Item 30. Location of Accounts and Records

All accounts, books, and other documents, except accounting records, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300 South Clinton Street, Fort Wayne, Indiana 46802. The accounting records are maintained by The Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, PA 15258.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

(a)
Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)
Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Con- tract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)
Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln Life at the address or phone number listed in the Prospectus.

(d)
Lincoln Life hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

(e)
Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

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SIGNATURES

a)
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Fort Wayne, and State of Indiana on this 18th day of February, 2011.

Lincoln Life Variable Annuity Account N (Registrant)
Lincoln InvestmentSolutionsSM

By:	/s/ Delson R. Campbell
Delson R. Campbell
Assistant Vice President, The Lincoln National Life Insurance
Company
(Title)
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Brian A. Kroll
Brian A. Kroll
(Signature-Officer of Depositor)
Vice President, The Lincoln National Life Insurance Company
(Title)

(b)	As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities indicated on February 18, 2011.
Signature	Title
*	President and Director (Principal Executive Officer)
Dennis R. Glass
/s/ Randal J. Freitag	Senior Vice President and Chief Financial Officer
Randal J. Freitag	(Principal Financial Officer)
*	Executive Vice President, Chief Administrative Officer and Director
Charles C. Cornelio
*	Senior Vice President and Chief Investment Officer
C. Phillip Elam II
Executive Vice President and Director
Frederick J. Crawford
*	Senior Vice President and Director
Mark E. Konen
*	Vice President and Director
Keith J. Ryan
*By: /s/ Delson R. Campbell	Pursuant to a Power of Attorney
Delson R. Campbell

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